

ESSEX


MAR 31 2004



2003 Annual Report



THE PROVEN LEADER
IN WEST COAST APARTMENTS

CONTENTS

ESSEX 00_01 03.AR



ESSEX

Essex's solid track record has made it the proven leader in West Coast apartments. The Company has spent the last 33 years, which include almost 10 years being a publicly held, fully integrated Real Estate Investment Trust (REIT), investing, developing and redeveloping apartment communities in targeted markets along the West Coast.

Its executive team has maintained a consistent operating philosophy through numerous business cycles. Together with its in-house economic research team, Essex has utilized a proprietary research model that has been developed over the last 16 years to guide its real estate decisions leading to internal and external growth.

As a result of this West Coast focus and Management's disciplined approach to real estate investment, Essex has continued to outperform its peers based on its five-year total return to its shareholders while expanding the Company at a prudent rate. Essex's executive team is dedicated to building a sound real estate organization that will ultimately benefit all of its constituents – employees, shareholders, the financial community and residents.

FUNDS FROM OPERATIONS PER SHARE



$3.26 $3.90 $4.20

DIVIDENDS PER SHARE



$2.15 $2.38 $2.80 $3.12

Revenues	$	234,450	$	200,122	$	203,539	$	176,856	$ 144,230
Funds from Property Operations	$	148,831	$	124,811	$	129,110	$	119,796	$ 97,522
Less depreciation									
Interest	$	38,791	$	52,871	$	48,515	$	44,353	$ 43,564
Funds from Operations	$	100,465	$	94,588	$	92,277	$	80,775	$ 66,971
Stock Dividends	$	68,377	$	55,603	$	49,987	$	42,424	$ 38,634
Real Estate Owned	$	1,732,920	$	1,515,956	$	1,175,200	$	1,156,408	$ 929,076
Other Notes Payable	$	832,229	$	804,063	$	638,660	$	595,535	$ 384,108
Multifamily Properties		121		112		92		83	68

TO OUR VALUED SHAREHOLDERS,

ESSEX WAS AGAIN A TOP-PERFORMING MULTIFAMILY REIT IN 2003. ALTHOUGH OPERATING RESULTS CONTINUED TO BE HAMPERED BY ECONOMIC CONDITIONS, THE COMPANY'S SHAREHOLDERS BENEFITED FROM DIVIDENDS AND SHARE PRICE APPRECIATION THAT TOGETHER EQUALED A TOTAL RETURN OF 32 PERCENT.

We view 2003 as a transitional year, marking the end of the real estate cycle that began just before Essex's IPO in 1994. A relatively long and strong cycle, it initially produced exceptional rent growth and property appreciation, followed by one of the most difficult operating environments we have ever experienced. The overall results from those ten years are compelling: Investors who purchased Essex's stock at its IPO in 1994 have realized a average annual return of 36 percent, and cumulative dividends greater than their initial investment (the IPO price was $19.50 per share). We begin a new real estate cycle in 2004 with greater collective experience, more knowledge and better financial resources than ever in our history.

RESULTS FOR 2003

In last year's shareholder letter, we suggested that Funds From Operations (FFO) per diluted share, one of our primary benchmarks, would decline in 2003 and that is what occurred. FFO per diluted share decreased 6.7 percent to $4.20 from $4.50 in 2002. The modest decline was due to lower same-property revenues in our Northern California and Pacific Northwest regions and lower non-recurring fee income. Nevertheless, our FFO per diluted share result continued to be one of the best performances reported by multifamily REITs.

ACCOMPLISHMENTS

Despite last year's difficult economic environment, we achieved most of our primary operating objectives. The highlights are as follows:

- Total FFO, without regard to share count, increased 6.2 percent to $100.5 million from $94.6 million in 2002.

- The properties we acquired by merger with John M. Sachs, Inc. in December 2002 contributed nearly $23 million in net operating income—slightly ahead of budget—in their first full year of operations. We believe that San Diego will be one of our best-performing markets in 2004 because of the strength of its economy.

- The Company, including the Essex Apartment Value Fund, acquired six multifamily communities in Southern California and Seattle having a total of 1,761 apartment homes. The aggregate contracted purchase price was approximately $235 million.

- We completed the investment phase of the Essex Apartment Value Fund, which has acquired or committed to develop 18 apartment communities with an estimated total cost of $640 million.

- In California, we stabilized two development projects totalling 582 apartment homes, and continued construction of four other development properties containing 924 apartment homes.

- We maintained a strong balance sheet, as demonstrated by our interest coverage ratio of 3.6 times EBITDA and our debt-to-total-market-capitalization ratio of 31.2 percent.

- We utilized the favorable financing market to lower the cost of our preferred equity and our mortgage notes payable.

- We increased our dividend by 1.3 percent, to $3.12 per share from $3.08, while maintaining a conservative dividend payout ratio equal to 74 percent of FFO.

ESSEX AND THE BROADER MARKETS

Overall, 2003 was a banner year for real estate stocks, and Essex's common stock continued to perform relatively well. The strong performance of REITs in 2003 was driven by three investment considerations: First, and foremost, relatively attractive dividend yields. At the beginning of the year, the average dividend yield of the NAREIT Composite Index was 7.6 percent, compared to the yield of the 5-year treasury security of 3.0 percent. Second, investors are more aware of the need for diversification within their portfolios. Finally, REITs now have a public track record that includes an entire real estate cycle, and their results relative to non-REIT securities are better understood and appreciated.

The returns for the REIT industry for the last five years are also very compelling. Over that period, the NAREIT Composite Index has generated a compounded annual total return of 14.7 percent, which is significantly better than the return of the S&P 500 Index over the same period of –0.6 percent. The Company's common stock has continued to outperform its peer group, based on its five-year compounded annual total return to shareholders of 23.5 percent.

The Company's relative performance is recognized within the REIT industry. On November 13, 2003, Essex was recognized out of approximately 140 REITs for its exceptional performance and became an inaugural inductee into Realty Stock Review's REIT Hall of Fame. Essex was one of five companies selected for this honor, based on the ballots of more than 1,000 institutional investors.

THE COMING YEAR

As noted earlier, we believe 2004 will mark the beginning of a new real estate cycle, with all its inherent opportunities and challenges. We are confident that an improving national economy will lead to job growth, the primary source of demand for new apartments. Factors unique to the West Coast, such as immigration and favorable population demographics, will also help to solidify housing demand. In tandem with growth in demand, limited housing construction in Essex's core markets will likely lead to high occupancy rates and rental growth. The areas with the greatest potential for rental growth and asset appreciation will be those that were most severely impacted by job losses associated with the bursting of the Internet bubble several years ago.

The dynamics of the investment market will present both the greatest challenge and the greatest opportunity for Essex in 2004. The record-low yields for multifamily properties are the result of historically low financing costs combined with abundant institutional capital drawn to apartment properties. This environment requires a diligent and thoughtful research process to identify markets with the best growth potential; professionals with the experience in acquisitions and development to identify investment opportunities; and a variety of capital alternatives. Fortunately, the Company is uniquely qualified to address each of these needs as they arise in 2004.

Operationally, we expect FFO per share to grow modestly this year. Apartment occupancy rates will remain firm, leading to reduced concessions and ultimately growth in market rents. We expect to form our second institutional co-investment program, Essex Apartment Value Fund II, which will provide adequate and attractively priced capital to fund our acquisitions and development programs. Our investment programs will again begin targeting assets in our Northern California and Pacific Northwest regions. We will look for opportunities to sell apartments that are convertible into condominiums in situations leading to a premium valuation. As well, we will continue our efforts to reduce the Company's long-term borrowing costs with the redemption or restructuring of its preferred equity and debt.

We are pleased with our overall results and accomplishments for 2003, and remain positioned to maintain our leadership within the industry in 2004 and beyond. We thank our shareholders, employees, partners and residents for their interest in and support of Essex—the proven leader in West Coast apartments.

GEORGE M. MARCUS
Chairman

KEITH R. GUERICKE
President and Chief Executive Officer



TOTAL RETURN PERFORMANCE
as of december 31

Essex Property Trust, Inc.

NAREIT
All Equity REIT Index

S&P 500*

98 99 00 01 02 03

*Source: SNL Financial LC, Charlottesville, VA

Through its broad network of contacts and proven track record, Essex has extraordinary access to the brokerage community and owners of real estate throughout its West Coast markets.

The Company focuses on acquiring and developing multifamily communities that contain between 75 and 750 units in markets that have a regional population that exceeds one million people. The Company targets markets where there are significant constraints on development of additional multifamily and single-family housing and where rental demand is created through the high cost of owning a home. In addition, a diverse economic base and markets that demonstrate employment trends that produce above average job growth are also considered when investing in a particular market.

Essex was founded on the belief that successful real estate investing and continued portfolio growth is established through extensive regional economic research and local market knowledge. Essex's executive team and economic research department utilize the data generated from its proprietary research model to evaluate and review regional economic factors for the markets in which it operates, and where it considers expanding its operations. The Company continually monitors several demographic, economic and socioeconomic factors considered to be essential to long-term rental growth.

Through this research-based strategy, the Company has concluded that identifying markets that possess stable and high occupancy levels, a low risk from new construction and a growing and diverse economy are the main components to long-term value creation. Permanent constraints to new housing supply is a crucial component to this strategy. Essex chooses to be active in markets where a quality of life and above-average employment opportunities attract renters that could not otherwise afford to live in those areas due to the high cost of home ownership.

RESEARCH-BASED STRATEGY



Input

Analysis

Submarket
Projections

Target
Acquisition
or
Disposition
Submarkets

New Construction of Multifamily and Single-Family Housing

Cost to Own Single-Family Housing

Diverse Economic Base

Job Growth

Research Team and Proprietary Model

Rent Growth and Occupancy Rates

Ranking of Submarkets



CREATING COMMUNITIES
THAT PEOPLE CALL HOME®

Essex manages and operates over 120 multifamily communities comprised of approximately 26,000 apartment homes located in Southern California, Northern California and the Pacific Northwest. Each property within the Essex portfolio has a distinctive operating plan that is specifically designed for that property. These plans are evaluated against recent trends in rent growth and occupancy within their markets, in addition to assessing the asset's overall operating performance based on predetermined benchmarks. On-site property management is an essential part of the company's business strategy, and when effectively executed can lead to superior performance that fosters the Company's overall continued growth. Essex entrusts to its on-site personnel the responsibility for efficiently operating the Company's properties and maintaining an attractive living environment for current and prospective residents. These employees directly reflect the Company and serve as its frontline in implementing the Company's service-oriented policies.



96% 97% 96% 97% 96% 96% 97% 95% 95% **96%**

94   95   96   97   98   99   00   01   02   **03**

SAME-PROPERTY FINANCIAL OCCUPANCIES
for the years ended december 31



121   26,012
                                    23,699
                            20.762
                    18.673
            15.106
      83
68

MULTIFAMILY PROPERTIES   MULTIFAMILY UNITS
as of december 31   as of december 31



SOUTHERN CALIFORNIA



Southern California, which encompasses Los Angeles County, Ventura County, Orange County, and San Diego County, continues to provide desirable investment opportunities based on its solid multifamily fundamentals compared to other similar housing markets in the nation – it makes up 58 percent of Essex's total portfolio. The combination of these submarkets produce over 7 million jobs and a population of approximately 17 million people, which implies that roughly one out of every 18 Americans live and work in this region. As of December 31, 2003, the Company had ownership interests in 69 multifamily communities containing 14,943 apartment homes. New supply, which includes single-family and multifamily housing being constructed in this region remains relatively low at 0.9 percent of existing stock – almost unchanged compared to the same period last year. Single-family home prices continue to increase at a faster pace than salaries in Southern California, making Essex's rental communities a more attractive housing alternative. Southern California's single-family home prices grew in 2003, posting a median price of approximately $392,600. Financial occupancy for Essex's same-property portfolio was 96.3 percent in 2003, up from 94.7 percent in 2002.














NORTHERN CALIFORNIA

The Northern California region accounts for __ percent of the Company's multifamily homes. This region is comprised of San Francisco County, _____ and Contra Costa Counties together referred to as the Oakland metropolitan area, and Santa Clara County. Economically, this region was one _____ weak areas over the last two years. In 2001, this region showed signs of improvement __ occupancies continued to stabilize and concessions _____. Meanwhile, unemployment rates decreased for the entire Bay Area and _____ among regional investors which may indicate some positive job _____. Single family home prices continued to appreciate in 2003. The _____ price for a single family home was approximately $487,300. The financial _____ same property portfolio was 95.8 percent in 2003, _____ to __ percent a year earlier.



0.1   0.2

0.3   0.4

0.1
FOUNTAIN COURT
Seattle, Washington

0.2
HUNT CLUB
Lake Oswego, Oregon

0.3
EVERGREEN HEIGHTS
Kirkland, Washington

0.4
WHARFSIDE POINTE
Seattle, Washington

PACIFIC NORTHWEST

The Company's Pacific Northwest region consists of the Seattle and Portland metropolitan areas. The Company has ownership interests in 29 multifamily properties containing 5,886 apartment homes. Together, these properties account for 22 percent of the Company's portfolio. Financial occupancy for Essex's same property portfolio was 95.1 percent in 2003, which was up from 93.1 percent in 2002. Improved multifamily fundamentals and aggressive property management initiatives in the Seattle area were the largest contributors to this increase in occupancy, while the Portland market continues to generate modest positive momentum. Recent job trends coupled with the news that Boeing will be assembling the new 7E7 Aircraft in the Seattle Metropolitan Area gives the company reason to believe that this market is showing preliminary signs of a recovery. Essex has a 5 percent exposure to the Portland market and does not plan to make additional investments in this market in the foreseeable future.






FINANCIAL CONDITION

The Company's success is evidenced by the return Essex has generated for its shareholders. Over the last five years, Essex has generated an average annual total return of 23.5 percent. The corresponding average for the REIT industry was 14.7 percent. In part, this accomplishment can be attributed to Essex's conservative approach to managing its balance sheet. As a result of maintaining a strong financial condition, the Company has been able to endure economic turbulence and take advantage of difficult market conditions, which historically have presented the best investment opportunities. The balance sheet remains strong indicated by its interest coverage of 3.6 times EBITDA for the year ended December 31, 2003, and its debt-to-total market capitalization ratio of 31.2 percent as of December 31, 2003. Essex's philosophy has been to grow its dividend in line with the Company's FFO growth. As a result of this philosophy, Essex's dividend is one of the safest in the industry.



TOTAL DEBT
as of december 31, 2003

$832 MILLION

Line of Credit:
$ 93 million
11%

Fixed:
$ 664 million
80%

Tax Exempt Variable:
$ 75 million
9%

TOTAL MARKET CAPITALIZATION
as of december 31, 2003

$2.7 BILLION

Debt:
$ 832 million
31%

Common Stock:
$ 1,625 million
61%

Preferred Equity:
$ 210 million
8%

EQUITY RESEARCH COVERAGE:

AG Edwards
Banc of America Securities
Bear Stearns
Friedman, Billings, Ramsey & Co.
Green Street Advisors
JP Morgan
Lehman Brothers
McDonald Equity Research

Merrill Lynch & Co.
Prudential Securities, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets
U.S. Bancorp Piper Jaffray
UBS Warburg
WR Hambrecht

DIVERSIFIED CAPITAL RESOURCES

In [...] 200[...] Essex and several institutional partners formed the Essex Apartment Value Fund ("Fund I") to broaden the Company's capital alternatives. Fund I, along with other co-investment activities, provide increased financial ability to acquire, develop and redevelop apartment properties in the Company's target West Coast markets.

At December 31, 2003 Fund I was considered fully invested - it has acquired and commenced to develop multifamily properties valued at $640 million, which includes the estimated cost of completing development and redevelopment projects. The portfolio is concentrated in Southern California, and is comprised of [...] multifamily communities aggregating 4,[...]6 apartment homes and 3 development projects totaling [...] apartment homes.

The Company is in the process of forming the second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004.





HUNTINGTON VILLAS
Huntington Beach, California

THE CREST
Pomona, California





CORONADO AT NEWPORT NORTH

VILLA VENETIA
Costa Mesa, California

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

925 East Meadow Drive
Palo Alto, CA 94303

SOUTHERN CALIFORNIA

22120 Clarendon Street, Suite 200
Woodland Hills, CA 91367

2512 Chambers Road, Suite 108
Tustin, California 92780

PACIFIC NORTHWEST

13800 North East 9th Place
Bellevue, Washington 98005

STOCK EXCHANGE

The New York Stock Exchange—NYSE
Ticker symbol—ESS

SHAREHOLDER ACCOUNT ASSISTANCE

Shareholder records are maintained
by Essex's Transfer Agent:
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
Investor Relations Number
(312) 360-5354
Internet Address:
www.computershare.com

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan
permits Shareholders to increase their
ownership of Essex Property Trust, Inc.
by reinvesting all or a portion of their
dividends each quarter into new shares
of Company stock. For information
on the Dividend Reinvestment Plan,
please contact our Transfer Agent—
Computershare Investor Services, LLC
at (312) 360-5354.

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting will be held at
1:00p.m (PST) on May 11, 2004.
The location will be:
Stanford Park Hotel
100 El Camino Real
Menlo Park, CA 94025

LEGAL COUNSEL

Morrison & Foerster
Palo Alto, California

AUDITORS

KPMG LLP
San Francisco, CA

INVESTOR INFORMATION

Essex Property Trust, Inc. has filed its
Annual Report on Form 10-K with the
Securities and Exchange Commission for
fiscal year 2003. For a copy of this report
and other information regarding the
Company, which is available upon request
without charge, please contact:
Investor Relations: (650) 849-1600
or the Company's website at:
www.esssexpropertytrust.com

BOARD OF DIRECTORS

George M. Marcus
Chairman

Keith R. Guericke
Vice Chairman

David W. Brady
Director

Robert E. Larson
Director

Gary P. Martin
Director

William A. Millichap
Director

Issie N. Rabinovitch
Director

Thomas E. Randlett
Director

Michael J. Schall
Director

Willard H. Smith Jr.
Director

EXECUTIVE STAFF

Keith R. Guericke
President and Chief Executive Officer

Michael J. Schall
Senior Executive Vice President and
Chief Financial Officer

John D. Eudy
Executive Vice President, Development

Craig K. Zimmerman
Executive Vice President, Acquisitions

Jordan E. Ritter
Senior Vice President and General Counsel

Robert C. Talbott
Senior Vice President, Operations

John F. Burkart
First Vice President, Fund Manager

Mark J. Mikl
First Vice President, Treasurer and Controller

Erik J. Alexander
Vice President, Operations and Division Manager

Gerald E. Kelly
Vice President, Research and Due Diligence

Bruce A. Knoblock
Vice President, Senior Project Manager

Maura Lederer
Vice President, Senior Project Manager

Toby Lieberman
Vice President, Finance

Bryan W. Meyer
Vice President, Acquisitions

JoAnn Petrie
Vice President, Asset Management

Jeff S. Rowerdink
Vice President, Acquisitions

Jamie Williams
Vice President, Information Technology

Dan Belong
Director of Financial Reporting

Tom J. Flitsch
Director of Redevelopment

Suzanne M. Golden
Director of Human Resources

Gale H. Hansrajh
Director of Internal Audit

Mary C. Jensen
Director of Investor Relations

Sheryl Tedesco
Director of Marketing and Training

Lisa C. Burton
Corporate Controller

Les Filler
Development Controller

Mark Neumann
Property Controller

John D. Lopez
Economist

PORTFOLIO MANAGEMENT STAFF

Mike Ashbrook
Jo Elme-Bonnet
Sherrie L. Clevenger
Ken Guth
Jennifer D. Haney
Elizabeth L. Mitchell
Raymond S. Olsen
Carol Swanson
Connie White

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number   1-13106

ESSEX

PROPERTY TRUST, INC.

Essex Property Trust, Inc.

(Exact name of Registrant as Specified in its Charter)

Maryland	77-0369576
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

925 East Meadow Drive
Palo Alto, California   94303
(Address of Principal Executive Offices including Zip Code)

(650) 494-3700
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	New York Stock Exchange
Rights to purchase Series A Junior Participating	New York Stock Exchange
7.8125% Series F Cumulative Redeemable Preferred Stock, $.0001 par value	Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes [X] No [ ]

As of June 30, 2003, the aggregate market value of the voting stock held by non-affiliates of the registrant was $770,766,654. The aggregate market value was computed with reference to the closing price on the New York Stock Exchange on such date. This calculation does not reflect a determination that persons are affiliates for any other purpose.

As of March 1, 2004, 22,850,394 shares of Common Stock ($.0001 par value) were outstanding.

LOCATION OF EXHIBIT INDEX: The index exhibit is contained in Part III, Item 15, on page number 54.

DOCUMENTS INCORPORATED BY REFERENCE:

The following document is incorporated by reference in Part III of the Annual Report on Form 10-K: Proxy statement for the annual meeting of stockholders of Essex Property Trust, Inc. to be held May 11, 2004.



ESSEX

PROPERTY TRUST, INC.

Essex Property Trust, Inc.
2003 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Forward Looking Statements

Certain statements in this Report on Form 10-K which are not historical facts may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements under the caption "Business Objectives" in this Part I, statements regarding the Company's expectation as to the performance of future acquisition properties, expectations of the future multifamily fundamentals and operating results in various geographic regions and the Company's investment focus in such regions, expectation as to the timing of completion of current development projects and the stabilization dates of such projects, expectation as to the total projected costs and rental rates of current development projects, beliefs as to the adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with REIT requirements, expectations to meet all REIT requirements, expectations as to the amount of capital expenditures, expectations as to the amount of non-revenue generating capital expenditures, future acquisitions and developments, the anticipated performance of the Essex Apartment Value Fund, L.P., the anticipated performance of the Essex Apartment Value Fund II, L.P., the anticipated performance of existing properties, statements regarding the Company's financing activities and the use of proceeds from such activities.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, that the Company will fail to achieve its business objectives, that estimates of future income from an acquired property may prove to be inaccurate, acquisition and development projects will fail to meet expectations, that the actual completion of development projects will be subject to delays, that the stabilization dates of such projects will be delayed, that the total projected costs of current development projects will exceed expectations, that such development projects will not be completed, that future cash flows will be inadequate to meet operating requirements and/or will be insufficient to provide for dividend payments in accordance with REIT requirements, the Company will fail to meet all REIT requirements, that the actual non-revenue generating capital expenditures will exceed the Company's current expectations, that the Essex Apartment Value Fund will fail to perform as anticipated, that the Essex Apartment Value Fund II, L.P. will not be formed or formed on less favorable terms, that the Company's partners in the Funds fail to fund capital commitments as contractually required, that there may be a downturn in the markets in which the Company's properties are located, that the terms of any refinancing may not be as favorable as the terms of existing indebtedness, and the Company will not be able to complete property acquisitions, as anticipated, for which the proceeds from recent equity issuances were intended to be used, as well as those risks, special considerations, and other factors discussed under the caption "Risk Factors" in Item 1 of this Report on Form 10-K for the year ended December 31, 2003, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission (the "SEC") which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements and reasons why results may differ included in this Form 10-K are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Item 1. Business

Description of Business

Essex Property Trust, Inc. ("the Company" or "Essex") is a self-administered and self-managed equity real estate investment trust ("REIT") engaged in the ownership, acquisition, development and management of multifamily apartment communities. The Company's multifamily portfolio as of December 31, 2003 consists of ownership interests in 121 properties (comprising 26,012 apartment units), of which 14,943 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,605 units are located in Northern California (the San Francisco Bay Area), 5,886 of which are located in the Pacific Northwest (4,515 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, the Company has an ownership interest in other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites), (collectively, together with the Company's multifamily residential properties, the "Properties"). One of the

office buildings located in Northern California (Palo Alto) has approximately 17,400 square feet and houses the Company's headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which the Company currently occupies approximately 8,600 square feet. The Woodland Hills office building has nine third-party tenants occupying approximately 27,300 feet. The Company along with its affiliated entities and joint ventures also have entered into commitments for the development of 1,056 units in five multifamily communities; two of which are in Northern California and three are in Southern California.

The Company was incorporated in the state of Maryland in March 1994. On June 13, 1994, the Company commenced operations with the completion of an initial public offering ("the Offering") in which it issued 6,275,000 shares of common stock at $19.50 per share.

The Company conducts substantially all of its activities through Essex Portfolio, L.P. (the "Operating Partnership"). The Company currently owns an approximate 90.8% general partnership interest and members of the Company's Board of Directors, senior management and certain third-party investors own limited partnership interests of approximately 9.2% in the Operating Partnership. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership. The Operating Partnership either controls or has significant influence over the Properties.

The Company's website address is http://www.essexpropertytrust.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are all available, free of charge, on our website as soon as practicable after we file the reports with the Securities and Exchange Commission ("SEC").

References in this Form 10-K to "us," "we," or "our" refer to Essex unless indicated otherwise.

Business Objectives

The Company's primary business objective is to maximize funds from operations and total returns to stockholders through active property and portfolio management, including the redevelopment of existing properties. The Company's strategies include:

- Active Property Marketing and Management. Maximize, on a per share basis, cash available for distribution and the capital appreciation of its property portfolio through active property marketing and management and, if applicable, redevelopment.

- Selected Expansion of Property Portfolio. Increase, on a per share basis, cash available for distribution through the acquisition and development of multifamily residential properties in selected major metropolitan areas located primarily in the west coast region of the United States.

- Optimal Portfolio Asset Allocations. Produce predictable financial performance through a portfolio asset allocation program that seeks to increase or decrease the investments in each market based on changes in regional economic and local market conditions.

- Management of Capital and Financial Risk. Optimize the Company's capital and financial risk positions by maintaining a conservative leverage ratio and minimizing the Company's cost of capital.

Business Principles

The Company was founded on, has followed, and intends to continue to follow the business principles set forth below:

Property Management. Through its long-standing philosophy of active property management and a customer satisfaction approach, coupled with a discipline of internal cost control, the Company seeks to retain tenants, maximize cash flow, enhance property values and compete effectively for new tenants in the marketplace. The Company's Senior Vice President of Operations, regional portfolio managers, and their staff are accountable for overall property operations and performance. They supervise on-site managers, provide training for the on-site staff, monitor fiscal performance against budgeted expectations, monitor property performance against competing

2

properties in the area, prepare operating and capital budgets for executive approval, and implement new strategies focused on enhancing tenant satisfaction, increasing revenue, controlling expenses, and creating a more efficient operating environment.

Business Planning and Control. Real estate investment decisions are accompanied by a multiple year plan, to which executives and other managers responsible for obtaining future financial performance must agree. Performance versus plan serves as a significant factor in determining compensation.

Property Type Focus. The Company focuses on acquisition and development of multifamily residential communities, containing between 75 and 750 units. These types of properties offer attractive opportunities because such properties provide opportunities for value enhancement since many of these properties have been owned by parties that are either inadequately capitalized or lack the professional property management and redevelopment expertise of the Company.

Geographic Focus. The Company focuses its property investments in markets that meet the following criteria:

- *Major Metropolitan Areas.* The Company focuses on metropolitan areas having a regional population in excess of one million people. Real estate markets in these areas are typically characterized by a greater number of buyers and sellers and are, therefore, more liquid. Liquidity is an important element for implementing the Company's strategy of varying its portfolio in response to changing market conditions.

- *Supply Constraints.* The Company believes that properties located in real estate markets with limited development opportunities are well suited to produce increased rental income. When evaluating supply constraints, the Company reviews: (i) availability of developable land sites on which competing properties could be readily constructed; (ii) political barriers to growth resulting from a restrictive local political environment regarding development (such an environment, in addition to the restrictions on development itself, is often associated with a lengthy development process and expensive development fees); and (iii) physical barriers to growth, resulting from natural limitations to development, such as mountains or waterways.

- *Rental Demand Created by High Cost of Housing.* The Company concentrates on markets in which the cost of renting compares favorably to the cost of owning a home. In such markets, rent levels tend to be higher and operating expenses and capital expenditures, as a percentage of rent, are lower in comparison with markets that have a lower cost of owning a home.

- *Job Proximity.* The Company believes that most renters select housing based on its proximity to their jobs and related commuting factors. The Company obtains local area information relating to its residential properties and uses this information when making multifamily property acquisition decisions. The Company also reviews the location of major employers relative to its portfolio and potential acquisition properties.

Following the above criteria, the Company is currently pursuing investment opportunities in selected markets of Northern and Southern California and the Pacific Northwest.

Active Portfolio Management Through Regional Economic Research and Local Market Knowledge. The Company was founded on the belief that the key elements of successful real estate investment and portfolio growth include extensive regional economic research and local market knowledge. The Company utilizes its economic research and local market knowledge to make appropriate portfolio allocation decisions that it believes will result in better overall operating performance and lower portfolio risk. The Company maintains and evaluates:

- *Regional Economic Data.* The Company evaluates and reviews regional economic factors for the markets in which it owns properties and where it considers expanding its operations. The Company's research focuses on regional and sub-market supply and demand, economic diversity, job growth, market depth and the comparison of rents to down payments and occupancy costs associated with for-sale housing.

- *Local Market Conditions.* Local market knowledge includes (i) local factors that influence whether a sub-market is desirable to tenants; (ii) the extent to which the area surrounding a property is improving

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or deteriorating; and (iii) local investment market dynamics, including the relationship between the value of a property and its yield, the prospects for capital appreciation and market depth.

Recognizing that all real estate markets are cyclical, the Company regularly evaluates the results of regional economic and local market research and proceeds to adjust its portfolio allocations accordingly. The Company actively manages the allocation of assets within its portfolio. The Company seeks to increase its portfolio allocation in markets projected to have economic growth and to decrease such allocations in markets projected to have declining economic conditions. Likewise, the Company also seeks to increase its portfolio allocation in markets that have attractive property valuations and to decrease such allocations in markets that have inflated valuations and low relative yields. Although the Company is generally a long-term investor, it does not establish defined or preferred holding periods for its Properties.

Current Business Activities

The Company conducts substantially all of its activities through the Operating Partnership, of which it owns an approximate 90.8% general partnership interest. The approximate 9.2% limited partnership interests in the Operating Partnership are owned by directors, officers and employees of the Company and certain third-party investors. As the sole general partner of the Operating Partnership, the Company has operating control over the management of the Operating Partnership. The Operating Partnership either controls or has significant influence over the Properties. From time to time, the Company may invest in properties through the acquisition of an interest in another entity, based upon the criteria described above. The Company does not plan to invest in the securities of other entities not engaged in real estate related activities.

The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes, commencing with the year ended December 31, 1994. The Company provides some of its fee-based asset management and disposition services as well as third-party property management and leasing services through Essex Management Corporation ("EMC"), a taxable REIT subsidiary, in order to maintain compliance with REIT tax rules. The Company owns 100% of EMC's 19,000 shares of nonvoting preferred stock. Executives of the Company own 100% of EMC's 1,000 shares of common stock. The Company accounts for EMC on the equity method of accounting.

Acquisitions

On October 9, 2003, the Company acquired two multifamily communities comprising 442 apartment homes in the Seattle, Washington metropolitan area for an aggregate purchase price of $41.7 million. The properties acquired were: Canyon Pointe, a 250-unit multifamily property located in Bothell, Washington; and Forest View, a 192-unit multifamily property located in Renton, Washington. These newly acquired assets are not encumbered by any mortgage.

On October 23, 2003, the Company acquired Walnut Heights Apartments, a 163-unit multifamily community located in the City of Walnut, California, for a contract price of approximately $24.3 million. This newly acquired asset was not encumbered by any mortgage.

Subsequent Events – Acquisitions

On January 21, 2004, the Company acquired the improvements of Marina City Club, located in Marina del Rey, California, which include a 101-unit promenade apartment community, an adjacent marina with approximately 340 boat slips and assorted retail space. The total contract price was approximately $27.7 million. The improvements are subject to a non-cancellable long-term ground lease with the County of Los Angeles that expires in 2067. This newly acquired asset was not encumbered by any mortgage.

On January 28, 2004, the Company acquired Mountain View Apartments, a 106-unit multifamily community located in Camarillo, California, for a contract price of approximately $14.3 million. This newly acquired asset was not encumbered by any mortgage.

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On February 27, 2004, the Company acquired Fountain Park Apartments, a 705-unit multifamily community located in Playa Vista, California, for a contract price of approximately $124.5 million. In connection with the transaction the Company assumed tax-exempt variable rate bond obligations totaling $83.2 million that mature in 2033. Financing and other agreements require 53% of the apartment homes in Fountain Park to be subject to various rent restrictions based on resident income criteria.

Development

Development communities are defined by the Company as new apartment properties that are being constructed or are newly constructed and in a phase of lease-up and have not yet reached stabilized operations (defined as 95% physical occupancy). As of December 31, 2003, the Company had direct ownership interests in two development communities, with an aggregate of 444 multifamily units. During 2003, the Company achieved stabilized operations at two development communities. The Essex on Lake Merritt, a 270-unit high-rise luxury apartment community located in Oakland, California achieved stabilized operations during the first quarter of 2003 and The San Marcos (phase I), a 312-unit apartment community located in Richmond, California achieved stabilized operations during the fourth quarter of 2003.

Construction began at Phase II of The San Marcos project, which is located directly adjacent to the first phase. It is anticipated that construction of these additional units will be completed in the second quarter of 2004 and is expected to reach stabilized operations in the fourth quarter of 2004.

During 2003 the Company began leasing activities at Hidden Valley, a 324-unit apartment community located in Simi Valley, California. The Company expects to reach stabilized operations at Hidden Valley in the fourth quarter of 2004. The Company consolidates this property since its 75% ownership interest in this development project gives the Company control.

In connection with the properties currently under development, the Company has directly, or in some cases through affiliated joint venture entities, entered into contractual construction-related commitments with unrelated third parties. As of December 31, 2003, the Company and its partners are committed to fund approximately $17.9 million in estimated development expenditures to complete these projects.

The following table sets forth information regarding the Company's development communities at December 31, 2003.

Development Communities	Location	Units	Estimated Project Cost as of 12/31/03(1) ($ in millions)	Incurred Project Cost as of 12/31/03(1) ($ in millions)	Projected Stabilization
Hidden Valley - Parker Ranch(2)	Simi Valley, CA	324	$ 46.4	$ 41.2	Oct. 2004
The San Marcos Phase II(3)	Richmond, CA	120	23.9	11.2	Oct. 2004
Total Development Communities		444	$ 70.3	$ 52.4	

(1) Estimated project cost as of December 31, 2003 includes incurred costs and estimated costs to complete the development projects.
(2) The Company has a 75% controlling interest in this development project.
(3) The Company is the sole owner of this development project.

The Company is entitled to receive development fee income on the joint venture development communities. The portion of the fees associated with our ownership percentage is eliminated in consolidation.

Although the Company will continue to evaluate the development of multifamily properties as deemed appropriate given market conditions, it does not expect to start any new development projects in 2004.

Redevelopment

Redevelopment communities are defined by the Company as existing properties owned or recently acquired which have been targeted for additional investment by the Company with the expectation of increased financial returns. Redevelopment communities typically have apartment units that are under construction and, as a result, may have less than stabilized operations. As of December 31, 2003, the Company has direct ownership interests in one redevelopment community which contain 608 units. The estimated cost specifically related to the redevelopment of this community is $3.4 million of which approximately $1.9 million remains to be expended.

Debt Transactions

On January 15, 2003, the Company repaid a non-recourse mortgage with an interest rate of 7.6% that matured in the amount of $18.8 million.

During the third quarter of 2003 the Company expanded its existing $165.0 million unsecured revolving credit facility to $185.0 million. No other material terms of this facility were revised.

On October 15, 2003, the Company obtained four mortgage loans aggregating $42.4 million with a variable interest rate priced at Freddie Mac's Reference Rate plus 1.3%. On January 31, 2004, the interest rates on these loans was converted from a variable rate to a 5.65% fixed rate through February 2012. The loans mature in February 2013.

On December 18, 2003, the Company obtained a 5-year, $90.0 million credit facility from Freddie Mac, secured by four of Essex's multifamily communities. The aggregate maximum principal amount of the facility is $90.0 million, increasing to $100.0 million on July 1, 2004. The Company borrowed $80.6 million under this facility, comprised of two tranches as follows: $41 million, locked for 60 days at a base rate of 1.586% (55 basis points over Freddie Mac's Reference Rate) and $39.6 million locked for 180 days at a base rate of 1.695% (59 basis points over Freddie Mac's Reference Rate). This credit facility has a lower cost of borrowing as compared to the Company's unsecured credit facility.

Equity Transactions

On June 14, 2000 the Company purchased Waterford Place, a 238-unit apartment community located in San Jose, California for a contract price of $35.0 million, which excluded a contingent payment to be paid by the Company pursuant to the terms of the agreement. The amount of the contingent payment was disputed, and submitted to binding arbitration. On March 19, 2003, in connection with that arbitration, the Company was directed to issue an additional 109,875 Operating Partnership units to the seller. As a result, the Company has increased its capitalized acquisition cost of this asset by approximately $7.2 million with an offset to minority interest. The arbitration award is finalized, however no Operating Partnership units have been issued as of December 31, 2003. The Company expects to issue the units during the first quarter of 2004.

On July 30, 2003, in connection with the Company's acquisition, by merger, of John M. Sachs, Inc. ("Sachs") on December 17, 2002, and under terms of the merger agreement, a final analysis was prepared, which indicated that the actual net liabilities of Sachs were less than the net liabilities of Sachs estimated to be outstanding as of the merger date. Based on this final analysis and as a post-closing adjustment payment pursuant to the merger agreement, the Company made a final payment of $1.8 million in cash and issued an additional 35,860 shares of common stock to certain of the pre-merger shareholders of Sachs.

On September 23, 2003, the Company issued 1,000,000 shares of its Series F Cumulative Redeemable Preferred Stock at a fixed price of $24.664 per share, a discount from the $25.00 per share liquidation value of the shares. The shares did not begin to accrue a dividend until November 25, 2003 and following that date, pay quarterly distributions at an annualized rate of 7.8125% per year of the liquidation value and will be redeemable at the Company's option on or after September 23, 2008. The Company amortized the original discount in connection with the issuance of these shares in the fourth quarter of 2003, resulting in a charge of approximately $336,000.

On October 6, 2003, the Company sold 1.6 million newly issued shares of common stock at a price of $60.67 per share, representing a 3.25% discount to the closing price on September 30, 2003, the date of the

agreement between the Company and the underwriter. Subsequent to the offering, the net proceeds generated from the offering were used to acquire multifamily communities located in the Company's targeted West Coast markets.

Using the proceeds of its September 2003 sale of its 7.8125% Series F Cumulative Redeemable Preferred Stock, the Company on November 24, 2003, redeemed all of the outstanding 9.125% Series C Cumulative Redeemable Preferred Units of the Operating Partnership. In connection with this redemption the Company incurred a non-cash charge of $625,000 related to the write-off of the issuance costs.

Subsequent Event - Equity

In January 2004, the Company restructured its previously issued $50 million, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80 million, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units"). The existing distribution rate of 9.30% of the Series D Units will continue until July 27, 2004 – the end of the current non-call period. On July 28, 2004, the distribution rate on the Series D Units will be reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option will be extended by six years to July 28, 2010. The dates that the Series B Units can first be redeemed at the Company's option will be extended from February 6, 2003 to December 31, 2009.

Notes and Other Receivables

In July 2000 the Company acquired a development land parcel in Irvine, California. As a condition to the acquisition, an affiliate of the Company acquired a vacant 110,000 square foot office building located adjacent to the development site for $14.6 million. In August 2000 the affiliate sold the office building to a third party for $15.0 million. The Company loaned the buyer $15.0 million as a secured first mortgage on the property. In addition, after the buyer expended $500,000 for such items as tenant improvements, leasing commissions, and carrying costs, the Company agreed to lend an additional $4.5 million to the buyer for these related items, under a mezzanine loan, which is secured by a second deed of trust on the property (the "Mezzanine Loan"). The recorded balance of the Mezzanine Loan is approximately $4.5 million, of which the principal shareholder of the buyer personally guarantees $1.7 million. The Company evaluated the realization potential of the first and mezzanine loans and, effective June 2002, ceased accruing interest income on these notes until the timing of the borrower's cash flow from the office building is more predictable. The loan matured in March 2003 and is in default. As of December 31, 2003, the owner leased 62.7% of the rentable square footage for amounts acceptable to the Company. The Company has determined that the current recorded balances due under these loans are properly valued.

Other

During the fourth quarter of 2003, the Company entered into lease and purchase option agreements with unrelated third parties related to its five recreational vehicle parks that are comprised of 1,717 spaces, and two manufactured housing communities that contain 607 sites. Based on the agreements, the unrelated third parties have an option to purchase the assets in approximately four years for approximately $41.7 million – a 5% premium to the gross book value of the assets. The Company received $474,000 as consideration for entering into the option agreement. The option premium of approximately $4.0 million has been recorded as deferred revenue and has been classified with accounts payable and accrued liabilities in the Company's consolidated balance sheets. Under the lease agreements Essex is to receive a fixed monthly lease payment in addition to a non-refundable upfront payment that will be amortized over approximately five years (the life of the lease). These operating leases also provide for the Company to pass through all executory costs such as property taxes.

Essex Apartment Value Fund I ("Fund I")

Essex Apartment Value Fund, L.P. ("Fund I"), is an investment fund organized by the Company in 2001 to add value through rental growth and asset appreciation, utilizing the Company's acquisition, development, redevelopment and asset management capabilities. Currently Fund I is considered fully invested based on its acquisitions to date and anticipated development and redevelopment expenditures. An affiliate of the Company,

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Essex VFGP, L.P. ("VFGP"), is a 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. Fund I now expects to utilize leverage of approximately 61% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to Fund I. As of December 31, 2003, the Company's share of such capital commitment which may be called by Fund I is $9.6 million. In addition, Essex will be compensated by Fund I for its asset management, property management, development and redevelopment services and may receive incentive payments if the Fund exceeds certain financial return benchmarks.

The Company is in the process of forming a second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004, which would result in a final $50 million capital commitment by a subsidiary of the Company.

Since its formation, Fund I has acquired ownership interests in 17 multifamily residential properties, representing 4,926 apartment units with an aggregate purchase price of approximately $500 million, excluding redevelopment expenses, and disposed of two multifamily residential property, consisting of 530 apartment units at a gross sales price of approximately $73.2 million resulting in a net realized gain of approximately $5.7 million. In addition, two development land parcels, where approximately 480 apartment units are planned for construction, have been purchased by Fund I with total estimated costs related to the development of such projects of approximately $101.7 million. As of December 31, 2003, the estimated remaining commitments to complete these development projects is approximately $37.4 million of which approximately $8.0 million is the Company's commitment.

The current portfolio of stabilized properties in which Fund I has an ownership interest as of December 31, 2003 is set forth below:

Property Name	Location	Units	Loan Amount ($ in millions)	Fixed Interest Rate	Loan Maturity Date
Villas at Carlsbad	Carlsbad, CA	102	$ 9.6	5.03%	Aug-11
Villa Venetia	Costa Mesa, CA	468	53.6	4.58%	Jun-13
Huntington Villas	Huntington Beach, CA	400	38.1	4.64%	May-10
Rosebeach Apartments	La Mirada, CA	174	8.3	7.09%	Feb-11
The Arboretum at Lake Forest	Lake Forest, CA	225	23.0	5.16%	Feb-10
Newport Beach North (49.9%)(1)	Newport Beach, CA	732	28.0	5.30%	Dec-12
Newport Beach South (49.9%)(1)	Newport Beach, CA	715	24.6	5.30%	Dec-12
Foxborough Homes	Orange, CA	90	4.8	7.84%	Jul-09
Ocean Villa	Oxnard, CA	119	9.9	5.42%	May-13
The Crest at Phillips Ranch	Pomona, CA	501	35.4	7.99%	Jul-05
Villas at Bonita	San Dimas, CA	102	8.3	4.67%	May-10
Villas at San Dimas	San Dimas, CA	156	13	4.67%	May-10
Vista del Rey	Tustin, CA	116	7.9	6.95%	Feb-11
Andover Park Apartments	Beaverton, OR	240	12.2	6.66%	Oct-11
Hunt Club	Lake Oswego, OR	256	11.5	7.05%	Feb-11
Total		4,396	$ 288.2		

(1) Fund I acquired a 49.9% equity investment in this property and accounts for its investment under the equity method of accounting.

In addition to distributions with respect to its pro-rata share of the Fund's limited partnership interest, VFGP (1) is to receive special priority distributions from the Fund in the annual amount of 1% of the Fund's unreturned third party capital, payable quarterly for managing the Fund's operations, and (2) may receive over the life of the Fund incentive distributions of up to 20% of the cumulative net profits on the Fund's investments, if the Fund exceeds certain financial return benchmarks, including a minimum 10% compounded annual return on the limited partners' total capital contributions. VFGP is to also be paid fees consistent with industry standards for its

property management, development and redevelopment services with respect to the Fund's investments. VFGP will not receive transaction fees, such as acquisition, disposition, and financing or similar fees, in connection with the operation of the Fund.

Acquisition Activities

During 2003, Fund I acquired ownership interests in seven multifamily properties consisting of 2,603 units with an aggregate purchase price of approximately $202.5 million. These investments were primarily funded by the contribution of equity from joint venture partners, cash generated from operations, proceeds from the dispositions of properties or proceeds from Fund I's line of credit. All of these properties are located in Southern California.

Ownership interests in multifamily properties acquired in 2003 are as follows:

Property Name	Location	Units	Contract Purchase Price ($ in millions)	
Huntington Villas	Huntington Beach, CA	400	$	58.2
Newport Beach North (49.9%)(1)	Newport Beach, CA	732		18.4
Newport Beach South (49.9%)(1)	Newport Beach, CA	715		15.3
The Villas	San Dimas, CA	30		3.9
Villa Venetia	Costa Mesa, CA	468		74
Villas at Bonita	San Dimas, CA	102		12.7
Villas at San Dimas	San Dimas, CA	156		20
Total		2,603	$	202.5

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(1) Fund I acquired a 49.9% equity investment in this property and accounts for its investment under the equity method of accounting.

Disposition Activities

On July 24, 2003, Fund I sold a 30 unit apartment community, which was acquired on May 1, 2003 in conjunction with the purchase of three multifamily properties comprised of 288 apartment homes all located in San Dimas, California, for $4.2 million in cash to an unrelated third party. This property was not encumbered by a mortgage.

Debt Transactions

On January 30, 2003, Fund I obtained a non-recourse mortgage on a previously unencumbered property in the amount of $23.2 million, with a 5.16% fixed interest rate, which matures in February 2010.

On April 11, 2003, Fund I obtained a non-recourse mortgage on a previously unencumbered property in the amount of $10.0 million, with a 5.42% fixed interest rate for a 9-year term, which matures in May 2013, with an option to extend the maturity for one year thereafter at a floating rate of 2.5% over Freddie Mac's Reference Bill. During the extension period, the loan may be paid in full with no prepayment penalty.

On April 29, 2003, Fund I obtained a non-recourse mortgage on a previously unencumbered property in the amount of $38.5 million, with a 4.64% fixed interest rate, which matures in May 2010.

On May 29, 2003, Fund I obtained a non-recourse mortgage on a previously unencumbered property in the amount of $54.0 million, with a 4.58% fixed interest rate for a 9-year term, which matures in June 2013, with an option to extend the maturity for one year thereafter at a floating rate of 2.5% over Freddie Mac's Reference Bill.

During the extension period, the loan may be paid in full with no prepayment penalty.

On July 28, 2003, Fund I obtained a non-recourse mortgage on a previously unencumbered property in the amount of $9.6 million, with a 5.03% fixed interest rate for an 8-year term, which matures in August 2011, with an option to extend the maturity for one year thereafter at a floating rate of 2.5% over Freddie Mac's Reference Bill. During the extension period, the loan may be paid in full with no prepayment penalty.

During 2003, Fund I reduced its existing credit facility from $125.0 million to $30.0 million. All other material terms remain the same for this facility. As of December 31, 2003, outstanding balance on this credit facility was zero.

On December 15, 2003, Fund I obtained construction loans for the development of two of its communities in the committed principal amount of $66.0 million, with a variable interest rate of LIBOR plus 2%. These loans mature in January 2007, with options to extend the maturity for up to two years thereafter. The principal balance of these construction loans was $28.1 million on December 31, 2003.

Development Communities

At December 31, 2003 Fund I owned two development communities with an aggregate of 480 multifamily units and an estimated total cost of $101.7 million, of which $37.4 million remains to be expended and approximately $8.0 million is expected to be funded by the Company through its capital commitments.

The following table sets forth information regarding Fund I's development communities at December 31, 2003.

Development Communities	Location	Units	Estimated Project Cost as of 12/31/03(1) ($ in millions)	Incurred Project Cost as of 12/31/03(1) ($ in millions)	Projected Stabilization
Fund I(2)					
River Terrace	Santa Clara, CA	250	$ 56.8	$ 32.3	Jun. 2005
Chesapeake	San Diego, CA	230	44.9	32	Dec. 2004
Pre-development - Kelvin Avenue	Irvine, CA	132	5.9	5.9	--
Total Fund I Development Communities		612	$ 107.6	$ 70.2	

(1) Estimated project cost as of December 31, 2003 includes incurred costs and estimated costs to complete the development projects.
(2) The Company has a 21.4% interest in Fund I, which owns these properties.

Redevelopment Communities

At December 31, 2003 Fund I had one redevelopment community, a 174 unit apartment community with an estimated cost specifically related to the redevelopment project of $3.5 million, of which $1.6 million remains to be expended and approximately $340,000 is the Company's commitment.

Offices and Employees

The Company is headquartered in Palo Alto, California, and has regional offices in Woodland Hills, California; Newport Beach, California; Tustin, California; San Diego, California; Seattle, Washington; and Portland, Oregon. As of December 31, 2003, the Company had approximately 800 employees.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on, in or migrating from such property. Such laws often impose liability without regard as to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances or wastes also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility to which such substances or wastes were sent, whether or not such facility is owned or operated by such person. In addition, certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company could be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries of persons and property.

California has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, we cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

Methane gas is a naturally-occurring gas that is commonly found below the surface in several areas of California, particularly in the Southern California coastal areas. Methane is a non-toxic gas, but can be ignitable in confined spaces when exposed to air. Although naturally-occurring methane gas is not regulated at the state or federal level, some local governments, such as the County of Los Angeles, have imposed requirements that new buildings install detection systems in areas where methane gas is known to be located. Methane gas is also associated with certain industrial activities, such as former municipal waste landfills.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties other than Essex alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Essex has been sued for mold related matters and has settled or is in the process of settling such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. We have adopted programs designed to manage the existence of mold in our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

All of the Properties have been subjected to preliminary environmental assessments, including a review of historical and public data ("Phase I assessments"), by independent environmental consultants. Phase I assessments generally consist of an investigation of environmental conditions at the Property, including a preliminary investigation of the site, an identification of publicly known conditions occurring at properties in the vicinity of the site, an investigation as to the presence of polychlorinated biphenyl's ("PCBs"), ACMs and above-ground and underground storage tanks presently or formerly at the sites, and preparation and issuance of written reports. As a result of information collected in the Phase I assessments, certain of the Properties were subjected to additional environmental investigations, including, in a some cases, soil sampling or ground water analysis to further evaluate the environmental conditions of those Properties.

The environmental studies revealed the presence of soil and groundwater contamination and the presence of methane and associated gases at certain of the Properties. Based on its current knowledge, the Company does not believe the future liabilities associated with the contamination or with the methane gas is material and is not in receipt of any cleanup order from a regulatory agency. Environmental studies also indicate that one of the Properties is located on a former municipal landfill, which has been closed for approximately eighty years. To the Company's knowledge, the property has not been subject to any regulatory requirements since it was initially closed; however, state regulatory agencies have discretion to impose various requirements on closed landfills, including monitoring for methane gas. Limited sampling has indicated there is no methane gas above explosive limits at the property. Based on its current knowledge, the Company does not believe that any regulatory requirements or other liabilities associated with this property are material. The environmental studies have also indicated that several properties contain ACM, a common building material prior to the 1980s. The ACM is found primarily in the ceiling

textures, floor tiles, and adhesives. To the Company's knowledge, the ACM is in good condition. The Company has implemented an operations and maintenance plan to inspect and monitor the ACM to ensure that the ACM remains in good condition and is properly managed. Based on the information contained in the environmental studies, the Company believes that the costs, if any, it might bear as a result of environmental contamination or other conditions at these Properties would not have a material adverse affect on the Company's financial condition, result of operations, or liquidity. Certain Properties that have been sold by the Company were identified as having potential groundwater contamination. While the Company does not anticipate any losses or costs related to groundwater contamination on Properties that have been sold, it is possible that such losses or costs may materialize in the future.

Except with respect to three Properties, the Company has no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

Insurance

The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the Properties. There are, however, certain types of extraordinary losses for which the Company does not have insurance. Substantially all of the Properties are located in areas that are subject to earthquake activity. The Company has obtained earthquake insurance for most the Properties. Most of the Properties are included in an earthquake insurance program that is subject to an aggregate limit of $40.0 million payable upon a covered loss in excess of a $7.5 million self-insured retention amount and a 5% deductible. In the future, the Company may selectively exclude properties from being covered by earthquake insurance based on management's evaluation of the following factors: (i) the availability of coverage on terms acceptable to the Company, (ii) the location of the property and the amount of seismic activity affecting that region, and, (iii) the age of the property and building codes in effect at the time of construction. Despite earthquake coverage on most of the Company's Properties, should a property sustain damage as a result of an earthquake, the Company may incur losses due to deductibles, co-payments and losses in excess of applicable insurance, if any.

Although the Company carries certain insurance for non-earthquake damages to its properties and liability insurance, the Company may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage.

Competition

The Company's Properties compete for tenants with similar properties primarily on the basis of location, rent charged, services provided, and the design and condition of the improvements. Competition for tenants from competing properties affects the amount of rent charged as well as rental growth rates, vacancy rates, deposit amounts, and the services and features provided at each property. While economic conditions are generally stable in the Company's target markets, a prolonged economic downturn could have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company also experiences competition when attempting to acquire properties that meet its investment criteria. Such competing buyers include domestic and foreign financial institutions, other REITs, life insurance companies, pension funds, trust funds, partnerships and individual investors.

Working Capital

The Company expects to meet its short-term liquidity requirements by using its working capital, cash generated from operations, and its amounts available on lines of credit. The Company believes that its future net cash flows and borrowing capacity will be adequate to meet operating requirements and to provide for payment of

dividends by the Company in accordance with REIT qualification requirements. The Company has line of credit facilities in the committed amount of approximately $275.0 million. At December 31, 2003 the Company had an outstanding balance of $93.1 million under these line of credit facilities.

Risk Factors

Our operations involve various risks that could have adverse consequences to us. These risks include, among others, the following:

Debt Financing

At December 31, 2003, we had approximately $832.2 million of indebtedness (including $168.4 million of variable rate indebtedness, of which $75.3 million is subject to interest rate protection agreements).

We are subject to the risks normally associated with debt financing, including the following:

- cash flow may not be sufficient to meet required payments of principal and interest;

- inability to refinance existing indebtedness on encumbered properties;

- the terms of any refinancing may not be as favorable as the terms of existing indebtedness;

- inability to comply with debt covenants which could cause an acceleration of the maturity date; and

- repaying debt before the scheduled maturity date could result in prepayment penalties.

Uncertainty of Ability to Refinance Balloon Payments

At December 31, 2003, we had an aggregate of approximately $832.2 million of mortgage debt and line of credit borrowings, some of which are subject to balloon payments of principal. We do not expect to have sufficient cash flows from operations to make all of such balloon payments when due under these mortgages and the line of credit borrowings.

At December 31, 2003, these mortgages and lines of credit borrowings had the following scheduled maturity dates:

2004--$20.7 million (includes lines of credit balance of $12.5 million as of December 31, 2003);

2005--$41.3 million

2006--$20.7 million;

2007--$63.5 million;

2008--$108.9 million;

2009 and thereafter--$577.1 million (includes lines of credit balance of $80.6 million as of December 31, 2003).

We may not be able to refinance such mortgage indebtedness or lines of credit. The properties subject to these mortgages could be foreclosed upon or otherwise transferred to the mortgagee. This could cause us to lose income and asset value. Alternatively, we may be required to refinance the debt at higher interest rates. If we are unable to make such payments when due, a mortgage lender could foreclose on the property securing the mortgage, which could have a material adverse effect on our financial condition and results of operations.

Economic Environment and Impact on Operating Results

Both the national economy and the economies of the western states in which we own, manage and develop properties, some of which are concentrated in high-tech sectors, have been and may continue to be in an economic downturn. The impact of such downturn on our operating results can include, and are not limited to, reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expense.

Our property type and diverse geographic locations provide some degree of risk moderation but we are not immune to a prolonged down cycle in the real estate markets in which we operate. Although we believe we are well positioned to meet the challenges ahead, it is possible that reductions in occupancy and market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of our shares. Prolonged downturn could also affect our ability to obtain financing at acceptable rates of interest and to access funds from the disposition of properties at acceptable prices.

Risk of Rising Interest Rates

At December 31, 2003, we had approximately $75.3 million of long-term variable rate indebtedness bearing interest at a floating rate tied to the rate of short-term tax-exempt revenue bonds (which matures at various dates from 2020 through 2032), and $93.1 million of variable rate indebtedness under our lines of credit of which $12.5 million bearing interest at 1.10% over LIBOR and $80.6 million bearing interest at the Freddie Mac's Reference Rate plus 0.55% to 0.60%. The long-term variable rate indebtedness of approximately $75.3 million is subject to an interest rate protection agreement, which may reduce the risks associated with fluctuations in interest rates. The remaining $93.1 million of long-term variable rate indebtedness is not subject to any interest rate protection agreement, and consequently, an increase in interest rates may have an adverse effect on our net income and results of operations.

Current interest rates are at historic lows and potentially could increase rapidly to levels more in line with recent historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense on our variable rate indebtedness. The effect of prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

Risk of Inflation /Deflation

Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses. The Company believes it effectively manages its property and other expenses but understands that substantial annual rates of inflation or deflation could adversely impact operating results.

Risk of Losses on Interest Rate Hedging Arrangements

We have, from time to time, entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, these agreements also may reduce the benefits to us when interest rates decline. We cannot assure you that we can refinance any such hedging arrangements or that we will be able to enter into other hedging arrangements to replace existing ones if interest rates decline. Furthermore, interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on our investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with large financial institutions.

Acquisition Activities: Risks that Acquisitions Will Fail to Meet Expectations

We intend to continue to acquire multifamily residential properties. There are risks that acquired properties will fail to perform as expected. Estimates of future income, expenses and the costs of improvements necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. In addition, we expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or related partnerships or additional equity by Essex. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of Essex's existing stockholders. If we finance new acquisitions under existing lines of credit, there is a risk that, unless we obtain substitute financing, Essex may not be able to secure further lines of credit for new development or such lines of credit may be available only on disadvantageous terms.

Also, we may not be able to refinance our existing lines of credit upon maturity, or the terms of such refinancing may not be as favorable as the terms of the existing indebtedness. Further, acquisitions of properties are subject to the general risks associated with real estate investments. For further information regarding these risks, please see "Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

On December 17, 2002, we completed the acquisition of John M. Sachs, Inc., a real estate company pursuant to which we acquired a real estate portfolio, consisting primarily of apartment communities located in San Diego County, California. The assets in this transaction were valued at approximately $301 million. This is our largest real estate portfolio acquisition to date. The integration of these properties into Essex has placed a burden on our management team and infrastructure. To date these properties have performed as expected. In addition, as this transaction was structured as a merger, there is the risk that we assumed unknown liabilities, which might adversely affect our results of operations.

Risks that Development Activities Will Be Delayed, not Completed, and/or Fail to Achieve Expected Results

We pursue multifamily residential property development projects from time to time. Development projects generally require various governmental and other approvals, which we cannot assure you that we will receive. Our development activities generally entail certain risks, including the following:

- funds may be expended and management's time devoted to projects that may not be completed;

- construction costs of a project may exceed original estimates possibly making the project economically unfeasible;

- development projects may be delayed due to, among other things, adverse weather conditions;

- occupancy rates and rents at a completed project may be less than anticipated; and

- expenses at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to Essex's stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see "Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

The Geographic Concentration of the Properties and Fluctuations in Local Markets May Adversely Impact Our Financial Conditions and Results of Operations

We derived significant amounts of rental revenues for the year ended December 31, 2003 from properties concentrated in Southern California (Los Angeles, Ventura, Orange and San Diego counties), Northern California (the San Francisco Bay Area), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of December 31, 2003, of our 121 ownership interests in multifamily residential properties, 90 are located in California. As a result of this geographic concentration, if a local property market performs poorly, the income from the properties in that market could decrease. As a result of such a decrease in income, we may be unable to pay expected dividends to our stockholders. The performance of the economy in each of these areas affects

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occupancy, market rental rates and expenses and, consequently impacts the income generated from the properties and their underlying values. The financial results of major local employers also may impact the cash flow and value of certain of the properties. Economic downturns in the local markets in which we own properties could have a negative impact on our financial condition and results of operations.

Competition in the Multifamily Residential Market May Adversely Affect Operations and the Rental Demand For Our Properties

There are numerous housing alternatives that compete with the multifamily properties in attracting residents. These include other multifamily rental apartments and single-family homes that are available for rent in the markets in which the properties are located. The properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Debt Financing on Properties May Result in Insufficient Cash Flow

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code. We may obtain additional debt financing in the future, through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross-collateralized. As of December 31, 2003, Essex had 55 of its 91 consolidated properties encumbered by debt. Of the 55 properties, 35 are secured by deeds of trust relating solely to those properties, and with respect to the remaining 20 properties, 5 cross-collateralized mortgages are secured by 8 properties, 4 properties, 3 properties, 3 properties and 2 properties, respectively. The holders of this indebtedness will have a claim against these properties and to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This, in turn, may accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and asset value.

Dividend Requirements as a Result Of Preferred Stock May Lead to a Possible Inability to Sustain Dividends

In 1998 and 1999, the Operating Partnership issued $210 million in aggregate of Series B Cumulative Redeemable Preferred Units (the "Series B Preferred Units"), Series C Cumulative Redeemable Preferred Units, (the "Series C Preferred Units"), Series D Cumulative Redeemable Preferred Units (the "Series D Preferred Units") and Series E Cumulative Redeemable Preferred Units (the "Series E Preferred Units"). In 2003 the Company redeemed the Series C Preferred Units and issued approximately $25 million of Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock"). The Series B Preferred Units, the Series D Preferred Units, the Series E Preferred Units and the Series F Preferred Stock are collectively referred to as the "Preferred Equity".

The terms of the Series F Preferred Stock and of the preferred stock into which each series of Preferred Units are exchangeable provide for certain cumulative preferential cash distributions per each share of preferred stock. These terms also provide that while such preferred stock is outstanding, Essex cannot authorize, declare, or pay any distributions on the Common Stock, unless all distributions accumulated on all shares of such preferred stock have been paid in full. The distributions payable on such preferred stock may impair Essex's ability to pay dividends on its Common Stock.

If Essex wishes to issue any Common Stock in the future (including, upon exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Essex's ability to pay dividends will depend largely upon the performance of the properties and other properties that may be acquired in the future.

Essex's ability to pay dividends on its stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, Essex may not make a distribution on stock if, after giving effect to such distribution, either:

- we would not be able to pay its indebtedness as it becomes due in the usual course of business; or

- our total assets would be less than its total liabilities.

If Essex cannot pay dividends on its stock, Essex's status as a real estate investment trust may be jeopardized.

Resale of Shares Pursuant to our Effective Registration Statement May Have an Adverse Effect on the Market Price of the Shares

Pursuant to the acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, Essex entered into a registration rights agreement with these trusts, pursuant to which in January 2003 we filed a registration statement on Form S-3 in order to enable the resale of these shares of common stock. In an amendment to this registration statement filed in April 2003, we also registered, pursuant to certain registration rights, 50,000 shares of common stock which are issuable to the trusts in connection with certain contractual obligations and 2,270,490 shares of common stock which are issuable upon exchange of limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership holders, and comprise approximately 9.2% of the limited partnership interests of the Operating Partnership as of December 31, 2003. In addition, the Operating Partnership has invested in certain real estate partnerships. In the 2003 registration statement, we also registered, pursuant to certain registration rights, 1,473,125 shares of common stock, which are issuable upon redemption of all of the limited partnership interests in such real estate partnerships. In sum, this 2003 registration statement covers in aggregate 6,513,490 shares of our common stock. The resale of the shares of common stock pursuant to the registration statement may have an adverse effect on the market price of our shares.

Our Chairman is Involved in Other Real Estate Activities and Investments, Which May Lead to Conflicts of Interest

Our Chairman, George M. Marcus is not an employee of Essex. Mr. Marcus owns interests in various other real estate-related businesses and investments. He is the Chairman of The Marcus & Millichap Company, or MM, which is the holding company for real estate brokerage and services companies. MM has an interest in Pacific Property Company, a company that invests in West Coast multifamily residential properties. In 1999 we sold an office building to MM, which Essex previously occupied.

Mr. Marcus has agreed not to divulge any information that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies and that he will absent himself from any and all discussions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and his affiliated entities may potentially compete with us in acquiring and/or developing multifamily properties, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and his affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of Essex's stockholders.

The Influence of Executive Officers, Directors and Significant Stockholders May Be Detrimental to Holders of Common Stock

As of December 31, 2003, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,746,282 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This

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represents approximately 7.7% of the outstanding shares of common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Mr. Marcus and Mr. William A. Millichap, a director of Essex, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders.

Further pursuant to our acquisition of John M. Sachs, Inc. in December 2002, we issued, as partial consideration for the acquisition, 2,719,875 shares of our common stock and an additional 35,860 shares of common stock in July 2003 to the trusts that were the shareholders of that company. As a result of this issuance, these trusts own, as of December 31, 2003, in aggregate, approximately 8% of our outstanding common stock. Pursuant to their ownership interest in Essex, these trusts may have significant influence over us. Such influence could result in decisions that do not reflect the interest of all our stockholders.

The Voting Rights of Preferred Stock May Allow Holders of Preferred Stock to Impede Actions that Otherwise Benefit Holders of Common Stock

In general, the holders of Series F Preferred stock and of the preferred stock into which our preferred units are exchangeable do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on Essex's Board of Directors. These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates.

In addition, while any shares of Series F Preferred Stock or shares of preferred stock into which the preferred units are exchangeable are outstanding, Essex may not without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock, each voting separately as a single class:

1. authorize or create any class of series of stock that ranks senior to such preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;

2. amend, alter or repeal the provisions of Essex's Charter or Bylaws, that would materially and adversely affect the rights of such preferred stock; or

3. in the case of the preferred stock into which our preferred units are exchangeable, merge or consolidate with another entity or transfer substantially all of its assets to another entity, except if such preferred stock remains outstanding with the surviving entity and has the same terms and except in certain other circumstances.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of Essex's Common Stock.

The Redemption Rights of the Series B Preferred Units, Series D Preferred Units and Series F Preferred Stock may be Detrimental to Holders of Common Stock

Upon the occurrence of one of the following events, the terms of the Operating Partnership's Series B and D Preferred Units require it to redeem all of such units and the terms of the Company's Series F Preferred Stock provide the holders of the majority of the outstanding Series F Preferred Stock the right to require the Company to redeem all of such stock:

1. the Company completes a "going private" transaction and its common stock is no longer registered under the Securities Exchange Act of 1934, as amended:

2. the Company completes a consolidation or merger or sale of substantially all of its assets and the surviving entity's debt securities do not possess an investment grade rating; or

3. the Company fails to qualify as a REIT

The aggregate redemption price of the Series B Preferred Units would be $80 million, the aggregate redemption price of the Series D Preferred Units would be $50 million and the aggregate redemption price of the Series F Preferred Stock would be $25 million, plus, in each case, any accumulated distributions.

These redemption rights may discourage or impede transactions that might otherwise be in the interest of holders of common stock. Further, these redemption rights might trigger in situations where the Company needs to conserve its cash reserves, in which event such redemption might adversely affect the Company and its common holders.

Maryland Business Combination Law May Not Allow Certain Transactions Between us and Affiliates to Proceed Without Compliance with Such Law

The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.

The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

- 80% of the votes entitled to be cast by holders of outstanding voting shares; and

- 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

However, as permitted by the statute, the Board of Directors of Essex irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of Essex, respectively, and MM or any entity owned or controlled by Messrs. Marcus and Millichap and MM. Consequently, the super-majority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or MM. As a result, we may in the future enter into business combinations with Messrs. Marcus and Millichap and MM, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-Takeover Provisions Contained in the Operating Partnership Agreement, Charter, Bylaws, and Certain Provisions of Maryland Law Could Delay, Defer or Prevent a Change in Control

While Essex is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership's partnership agreement place limitations on Essex's ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of Essex's stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of limited partnership interest in the Operating Partnership, Essex cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on Essex's ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of Essex's stockholders. In addition, as of December 31, 2003, one individual, George M. Marcus, held or controlled more than 50% of the outstanding units of limited partnership interest in the Operating Partnership, allowing such actions to be blocked by a small number of limited partners.

Essex's Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the

common stock. We may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Essex's Charter, as well as Essex's stockholder rights plan, also contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of Essex's stockholders. Essex's stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of Essex's stockholders. Also, the Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although Essex presently has no such intention. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

In addition, the Maryland General Corporations Law restricts the voting rights of shares deemed to be "control shares." Under the Maryland General Corporations Law, "control shares" are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt Essex from the control share provisions of the Maryland General Corporations Law, the Board of Directors may amend or eliminate the provisions of the Bylaws at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of Essex's stockholders.

Bond Compliance Requirements May Limit Income From Certain Properties

At December 31, 2003, we had approximately $75.3 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments and Parker Ranch Apartments and $15.9 million of fixed rate tax-exempt financing related to Meadowood Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse Effect To Property Income And Value Due To General Real Estate Investment Risks

Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and the ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses.

Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

- the general economic climate;

- local economic conditions in which the properties are located, such as oversupply of housing or a reduction in demand for rental housing;

- the attractiveness of the properties to tenants;

- competition from other available space;

- Essex's ability to provide for adequate maintenance and insurance; and

- increased operating expenses.

Also, as leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values also may be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

Essex's Joint Ventures and Joint Ownership of Properties and Partial Interests in Corporations and Limited Partnerships Could Limit Essex's Ability to Control Such Properties and Partial Interests

Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer's actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence of any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners' approval, or joint venture partners could take actions binding on the joint venture without consent. Additionally, should a joint venture partner become bankrupt, we could become liable for such partner's share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership's interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership's ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership's objectives. In addition, the Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. In addition, we have and in the future may enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

Dedicated Investment Activities and Other Factors Specifically Related to Essex Apartment Value Fund, L.P.

In 2001, we organized an investment fund, Essex Apartment Value Fund, L.P., or Fund I, which will be, subject to specific exceptions, our exclusive investment vehicle for new investment until at least 90% of Fund I's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. Currently Fund I is considered fully invested based on its acquisitions to date and anticipated development and redevelopment expenditures. We are committed to invest 21.4% of the aggregate capital committed to Fund I. The Company is in

the process of forming a second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004, which would result in a final $50 million capital commitment by a subsidiary of the Company. These Funds involves risks to us such as the following: our partners in the Funds might become bankrupt (in which event we might become generally liable for the liabilities of Fund I and/or Fund II), have economic or business interests or goals that are inconsistent with our business interests or goals, fail to fund capital commitments as contractually required, or fail to approve decisions regarding the Funds that are in our best interest. We will, however, generally seek to maintain sufficient influence over the Funds to permit it to achieve its business objectives.

Investments In Mortgages And Other Real Estate Securities

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities, which own real estate and may also invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

- that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;

- the borrower may not pay indebtedness under the mortgage when due, requiring us to foreclose, and the amount recovered in connection with the foreclosure may be less than the amount owed;

- that interest rates payable on the mortgages may be lower than our cost of funds; and

- in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Possible Environmental Liabilities

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain limited insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of groundwater contamination at certain properties. Such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the properties were identified as the source of contamination. The environmental studies noted that certain properties are located adjacent to any possible down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties other than Essex alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Essex has been sued for mold related matters and has settled or is in the process of settling such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. We have adopted programs designed to manage the existence of mold in our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

California has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause

cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, we cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

Except with respect to three Properties, the Company has no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

General Uninsured Losses

We carry comprehensive liability, fire, extended coverage and rental loss insurance for each of the properties. There are, however, certain types of extraordinary losses for which we may not have sufficient insurance. Certain of the properties are located in areas that are subject to earthquake activity. We have obtained certain limited earthquake insurance coverage. We may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses, or losses in excess of applicable coverage.

Changes In Real Estate Tax And Other Laws

Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders. In addition, recent changes to the U.S. federal income tax law may adversely affect us and other REITs by reducing the demand for REIT stocks generally.

Changes In Financing Policy; No Limitation On Debt

We have adopted a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50%. The calculation of debt-to-total-market-capitalization is as follows: total property indebtedness divided by the sum of total property indebtedness plus total equity market capitalization.

As used in the above formula, total equity market capitalization is equal to the aggregate market value of the outstanding shares of common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of common stock and the gross proceeds of the preferred units of the Operating Partnership. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to-total-market-capitalization ratio was approximately 31.2% as of December 31, 2003.

Our organizational documents do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors of Essex could change current policies and the policies of the Operating Partnership regarding indebtedness. If we changed these policies, we could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect our financial condition and results of operations. Such increased debt could exceed the underlying value of the properties.

Failure To Qualify As A REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. To qualify as a REIT, we must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions. Only limited judicial or administrative interpretation exists for these provisions and involves the determination of various factual matters and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may apply to us, potentially with retroactive effect, and adversely affect our ability to qualify as a REIT. We may receive significant non-qualifying income or acquire non-qualifying assets, which as a result, may cause us to approach the income and assets test limits imposed by the Internal Revenue Code. There is a risk that we may not satisfy these tests. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. We also may be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Other Matters

Certain Policies of the Company

The Company intends to continue to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company has in the past five years and may in the future (i) issue securities senior to its Common Stock, (ii) fund acquisition activities with borrowings under its line of credit and (iii) offer shares of Common Stock and/or units of limited partnership interest in the Operating Partnership or affiliated partnerships as partial consideration for property acquisitions. The Company from time to time acquires partnership interests in partnerships and joint ventures, either directly or indirectly through subsidiaries of the Company, when such entities' underlying assets are real estate. In general, the Company does not (i) underwrite securities of other issuers or (ii) actively trade in loans or other investments.

The Company primarily invests in multifamily properties in Southern California (Los Angeles, Ventura, Orange and San Diego counties), Northern California (the San Francisco Bay Area), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). The Company currently intends to continue to invest in multifamily properties in such regions, but may change such policy without a vote of the stockholders. In connection with the Sachs' portfolio acquisition in December 2002, the Company has acquired two properties in Nevada and one property in Texas.

The policies discussed above may be reviewed and modified from time to time by the Board of Directors without the vote of the stockholders.

Item 2. Properties

The Company's property portfolio as of December 31, 2003 (including partial ownership interests) consists of ownership interests in 121 multifamily properties (comprising 26,012 apartment units), of which 14,943 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,605 units are located in Northern California (the San Francisco Bay Area), 5,886 of which are located in the Pacific Northwest (4,515 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, the Company owns other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites). One office building, which is located in Northern California (Palo Alto), has approximately 17,400 square feet and houses the Company's headquarters. Another office building, located in Southern California (Woodland Hills), has approximately 38,940 square feet, of which the Company currently occupies approximately 8,600 square feet. The Woodland Hills office building has nine third party tenants occupying approximately 27,300 feet. The Company along with its affiliated entities and joint ventures also have entered into commitments for the development of 1,056 units in five multifamily communities; two of which are in Northern California and three in Southern California. See "Development" in Item 1 of this Annual Report on Form 10-K for a list of our properties under development.

The Company's multifamily properties accounted for 95% of the Company's property revenues for the year ended December 31, 2003.

Occupancy Rates

The 121 multifamily residential properties had an average occupancy, based on "financial occupancy," during the year ended December 31, 2003, of approximately 96%. With respect to stabilized multifamily properties with sufficient operating history, occupancy figures are based on financial occupancy, which is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

As of December 31, 2003, the headquarters building was 100% occupied by the Company and the Southern California office building was 92% occupied, based on physical occupancy. With respect to office buildings, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied square footage by rentable square footage. With respect to recreational vehicle parks, manufactured housing communities, or multifamily properties which have not yet stabilized or have insufficient operating history, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied units by rentable units.

For the year ended December 31, 2003, none of the Company's Properties had book values equal to 10% or more of total assets of the Company or gross revenues equal to 10% or more of aggregate gross revenues of the Company.

Multifamily Residential Properties

The Company's multifamily Properties are generally suburban garden apartments and townhomes comprising multiple clusters of two and three story buildings situated on three to fifteen acres of land. The multifamily properties have on average 215 units, with a mix of studio, one, two and some three-bedroom units. A wide variety of amenities are available at each apartment community, including covered parking, fireplaces, swimming pools, clubhouses with complete fitness facilities, volleyball and playground areas and tennis courts.

The Company selects, trains and supervises a full team of on-site service and maintenance personnel. The Company believes that its customer service approach enhances its ability to retain tenants and that its multifamily Properties were built well and have been maintained well since acquisition.

Office Buildings

The Company's corporate headquarters is located in a two-story office building with approximately 17,400 square feet located at 925 East Meadow Drive, Palo Alto, California. The Company acquired this property in 1997. The Company also owns an office building in Southern California (Woodland Hills), comprised of approximately 38,940 square feet building, of which the Company currently occupies approximately 8,600 square feet. The building has nine third party tenants occupying approximately 28,700 feet. The largest single tenant occupies approximately 10,900 square feet. The Company acquired this property in 2001. The Company also has two small office buildings comprising approximately 7,200 square feet that are located in San Diego, California.

Recreational Vehicle Parks

The Company owns five recreational vehicle parks, acquired in the Company's December 2002 acquisition of the Sachs Corporation, (comprising of 1,717 spaces) located in El Cajon, California; Hemet, California; and Las Vegas Nevada.

Manufactured Housing Communities

The Company owns manufactured housing communities, acquired in the Company's December 2002 acquisition of the Sachs Corporation, (containing 607 sites) located in Vista, California and Las Vegas, Nevada.

During the fourth quarter of 2003, the Company entered into lease and purchase option agreements with unrelated third parties related to its five recreational vehicle parks that are comprised of 1,717 spaces, and two manufactured housing communities that contain 607 sites. Based on the agreements, the unrelated third parties have an option to purchase the assets in approximately four years for approximately $41.7 million – a 5% premium to the gross book value of the assets. Under the lease agreements Essex is to receive a fixed monthly lease payment in addition to a non-refundable upfront payment that will be amortized over approximately five years (the life of the lease).

The following tables describe the Company's Properties as of December 31, 2003. The first table describes the Company's multifamily residential properties and the second table describes the Company's other real estate assets.

Multifamily Residential Properties (1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Southern California						
Alpine Country	Alpine, CA	108	81,900	1986	2002	94%
Alpine Village	Alpine, CA	306	254,400	1971	2002	95%
Barkley Apartments(3)(4)	Anaheim, CA	161	139,800	1984	2000	97%
Vista Pointe(5)	Anaheim, CA	286	242,400	1968	1985	95%
Bonita Cedars	Bonita, CA	120	120,800	1983	2002	97%
Villas at Carlsbad(6)	Carlsbad, CA	102	72,900	1985	2002	94%
Camarillo Oaks(7)	Camarillo, CA	564	459,000	1985	1996	97%
Cambridge	Chula Vista, CA	40	22,100	1965	2002	96%
Woodlawn Colonial	Chula Vista, CA	159	104,500	1974	2002	95%
Mesa Village	Clairemont, CA	133	43,600	1963	2002	95%
Villa Venetia(6)	Costa Mesa, CA	468	405,800	1972	2003	94%
Valley Park(8)	Fountain Valley, CA	160	169,700	1969	2001	98%
Casa Tierra	El Cajon, CA	40	28,700	1972	2002	98%
Coral Gardens	El Cajon, CA	200	182,000	1976	2002	97%
Tierra del Sol/Norte	El Cajon, CA	156	117,000	1969	2002	97%
Grand Regency	Escondido, CA	60	42,400	1967	2002	98%
Capri at Sunny Hills(8)	Fullerton, CA	100	128,100	1961	2001	96%
Wilshire Promenade(9)	Fullerton, CA	149	128,000	1992	1997	97%
Montejo(8)	Garden Grove, CA	124	103,200	1974	2001	97%
Hampton Court (Columbus)(7)	Glendale, CA	83	71,500	1974(10)	1999	95%
Hampton Place (Loraine)(7)	Glendale, CA	132	141,500	1970(11)	1999	92%
Huntington Breakers(7)	Huntington Beach, CA	342	241,700	1984	1997	95%
Huntington Villas(6)	Huntington Beach, CA	400	352,800	1972	2003	94%
Hillsborough Park	La Habra, CA	235	215,500	1999	1999	98%
Rosebeach(6)	La Mirada, CA	174	172,200	1970(12)	2000	98%
Arboretum at Lake Forest(6)	Lake Forest, CA	225	215,300	1970	2002	96%
Trabuco Villas	Lake Forest, CA	132	131,000	1985	1997	97%
Marbrisa	Long Beach, CA	202	122,800	1987	2002	95%
Pathways	Long Beach, CA	296	197,700	1975	1991	96%
Bunker Hill(7)	Los Angeles, CA	456	346,600	1968	1998	97%
City Heights(5)	Los Angeles, CA	687	424,100	1968	2000	97%
Cochran Apartments	Los Angeles, CA	58	51,400	1989	1998	98%
Kings Road	Los Angeles, CA	196	132,100	1979	1997	97%
Park Place	Los Angeles, CA	60	48,000	1988	1997	98%
Windsor Court	Los Angeles, CA	58	46,600	1988	1997	98%
Mirabella	Marina Del Rey, CA	188	176,800	2000	2000	95%
Mira Woods Villa	Mira Mesa, CA	355	262,600	1962	2002	95%
Hillcrest Park (Mirabella)	Newbury Park, CA	608	521,900	1973(13)(14)	1998	96%
Coronado at Newport North(15)(16)	Newport Beach, CA	732	459,600	1968(17)	1999	94%
Coronado at Newport South(15)(16)	Newport Beach, CA	715	498,700	1968	1999	94%
Fairways(7)(18)	Newport Beach, CA	74	107,100	1972	1999	96%
Country Villas	Oceanside, CA	180	179,700	1976	2002	91%
Foxborough (Woodland Apartments)(6)	Orange, CA	90	108,000	1969(19)	2000	98%
Mariners Place	Oxnard, CA	105	77,200	1987	2000	98%
Ocean Villas(6)	Oxnard, CA	119	108,900	1974	2002	97%
Tierra Vista(20)	Oxnard, CA	404	387,100	2001	2001	94%
Monterey Villas (Village Apartments)	Oxnard, CA	122	122,100	1974(21)	1997	95%
Monterra del Mar (Windsor Terrace)	Pasadena, CA	123	74,400	1972(22)	1999	96%
Monterra del Rey (Glenbrook)	Pasadena, CA	84	73,100	1972(23)	1999	94%
Monterra del Sol (Euclid)	Pasadena, CA	85	69,200	1972(24)	1999	96%
Villa Angelina(8)	Placentia, CA	256	217,600	1970	2001	97%
Crest, The(6)	Pomona, CA	501	498,000	1986	2000	96%
Highridge(8)	Rancho Palos Verdes, CA	255	290,200	1972	1997	97%

Multifamily Residential Properties (1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Southern California (continued)						
Bluffs II, The(25)..	San Diego, CA	224	126,700	1974	1997	98%
Emerald Palms..	San Diego, CA	152	133,000	1986	2002	97%
Summit Park...	San Diego, CA	300	229,400	1972	2002	96%
Vista Capri - East...	San Diego, CA	26	16,800	1967	2002	93%
Vista Capri - North...	San Diego, CA	106	51,800	1975	2002	95%
Villas at Bonita(6)...	San Dimas, CA	102	94,200	1981	2003	95%
Villas at San Dimas(6)	San Dimas, CA	156	144,600	1981	2003	97%
Hearthstone(8)..	Santa Ana, CA	140	154,800	1970	2001	96%
Treehouse(8)..	Santa Ana, CA	164	135,700	1970	2001	97%
Carlton Heights..	Santee, CA	70	48,400	1979	2002	98%
Meadowood(7)..	Simi Valley, CA	320	264,500	1986	1996	96%
Shadow Point...	Spring Valley, CA	172	131,200	1983	2002	95%
El Encanto(6)...	Tustin, CA	116	92,700	1969	2000	98%
Lofts at Pinehurst, The (Villa Scandia)...........	Ventura, CA	118	71,100	1971(26)	1997	97%
Walnut Heights..	Walnut, CA	163	146,700	1964	2003	93%
Avondale at Warner Center.............................	Woodland Hills, CA	446	331,000	1970	1999	97%
		14,943	**12,161,900**			**96%**
Northern California						
Brookside Oaks (8)...	Cupertino, CA	170	119,900	1973	2000	96%
Point at Cupertino, The (Westwood)(20)........	Cupertino, CA	116	135,200	1963(27)	1998	97%
Stevenson Place...	Fremont, CA	200	146,200	1971(28)	1983	95%
Treetops (7)..	Fremont, CA	172	131,200	1978	1996	94%
Wimbledon Woods..	Hayward, CA	560	462,400	1975	1998	95%
Summerhill Commons......................................	Newark, CA	184	139,000	1987	1987	94%
Essex at Lake Merritt, The..............................	Oakland, CA	270	258,900	2003	2003	94%
San Marcos (Vista del Mar).............................	Richmond, CA	312	292,700	2003	2003	99%
Le Parc Luxury Apartments (Plumtree)...........	Santa Clara, CA	140	113,200	1975(29)	1994	98%
Marina Cove (30)..	Santa Clara, CA	292	250,200	1974	1994	97%
Mt. Sutro Terrace (7)......................................	San Francisco, CA	99	64,000	1973	1999	94%
The Carlyle (7)..	San Jose, CA	132	129,200	2000	2000	96%
Waterford Place...	San Jose, CA	238	219,600	2000	2000	99%
Bel Air (7)...	San Ramon, CA	462	391,000	1988(31)	1995	94%
Eastridge..	San Ramon, CA	188	174,100	1988	1996	94%
Foothill Gardens..	San Ramon, CA	132	155,100	1985	1997	96%
Twin Creeks..	San Ramon, CA	44	51,700	1985	1997	96%
Bristol Commons (7).......................................	Sunnyvale, CA	188	142,600	1989	1995	97%
Oak Pointe..	Sunnyvale, CA	390	294,100	1973	1988	96%
Summerhill Park...	Sunnyvale, CA	100	78,500	1988	1988	96%
Windsor Ridge...	Sunnyvale, CA	216	161,800	1989	1989	97%
		4,605	**3,910,600**			**96%**

Multifamily Residential Properties (1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Pacific Northwest						
Seattle, Washington Metropolitan Area						
Emerald Ridge...	Bellevue, WA	180	144,000	1987	1994	95%
Foothill Commons (7)...................................	Bellevue, WA	360	288,300	1978	1990	95%
Palisades, The (7).......................................	Bellevue, WA	192	159,700	1977	1990	97%
Sammamish View...	Bellevue, WA	153	133,500	1986	1994	97%
Woodland Commons (7)................................	Bellevue, WA	236	172,300	1978	1990	95%
Canyon Pointe...	Bothell, WA	250	210,400	1990	2003	94%
Inglenook Court...	Bothell, WA	224	183,600	1985	1994	95%
Salmon Run at Perry Creek............................	Bothell, WA	132	117,100	2000	2000	94%
Stonehedge Village (7).................................	Bothell, WA	196	214,800	1986	1997	94%
Park Hill at Issaquah (32).............................	Issaquah, WA	245	277,700	1999	1999	90%
Wandering Creek..	Kent, WA	156	124,300	1986	1995	95%
Bridle Trails (7)...	Kirkland, WA	92	73,400	1986	1997	95%
Evergreen Heights..	Kirkland, WA	200	188,300	1990	1997	94%
Laurels at Mill Creek....................................	Mill Creek, WA	164	134,300	1981	1996	95%
Anchor Village (8).......................................	Mukilteo, WA	301	245,900	1981	1997	92%
Castle Creek...	Newcastle, WA	216	191,900	1997	1997	96%
Brighton Ridge..	Renton, WA	264	201,300	1986	1996	95%
Forest View...	Renton, WA	192	182,500	1998	2003	97%
Fountain Court (7)..	Seattle, WA	320	207,000	2000	2000	97%
Linden Square...	Seattle, WA	183	142,200	1994	2000	94%
Maple Leaf (7)..	Seattle, WA	48	35,500	1986	1997	96%
Spring Lake (7)...	Seattle, WA	69	42,300	1986	1997	96%
Wharfside Pointe...	Seattle, WA	142	119,200	1990	1994	98%
Portland, Oregon Metropolitan Area						
Andover Park (6)...	Beaverton, OR	240	227,800	1992	2001	95%
Jackson School Village (7)............................	Hillsboro, OR	200	196,800	1996	1996	91%
Landmark..	Hillsboro, OR	285	282,900	1990	1996	94%
Hunt Club (6)..	Lake Oswego, OR	256	198,000	1985	2000	95%
Meadows at Cascade Park.............................	Vancouver, WA	198	199,300	1989 ·	1997	94%
Village at Cascade Park................................	Vancouver, WA	192	178,100	1989	1997	96%
		5,886	**5,072,400**			**95%**
Other areas						
Devonshire..	Hemet, CA	276	207,200	1988	2002	96%
St. Cloud..	Houston, TX	302	306,800	1968	2002	85%
		578	**514,000**			**90%**
Total/Weighted Average		**26,012**	**21,658,900**			**96%**

Other real estate assets (1)	Location	Tenants	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Office Buildings						
925 East Meadow Drive	Palo Alto, CA	1	17,400	1988	1997	100%(33)
22110-22120 Clarendon Street	Woodland Hills, CA	10	38,940	1982	2001	92%(34)
2399 Camino Del Rio South	San Diego, CA	3	5,200	1978	2002	100%
3205 Moore Street	San Diego, CA	3	2,000	1957	2002	100%
Total Office Buildings		**17**	**63,540**			**95%**
Recreational Vehicle Parks						
Circle RV	El Cajon, CA	179 spaces		1977	2002	(35)
Vacationer	El Cajon, CA	159 spaces		1973	2002	(35)
Diamond Valley	Hemet, CA	224 spaces		1974	2002	(35)
Golden Village	Hemet, CA	1,019 spaces		1972	2002	(35)
Riviera RV	Las Vegas, NV	136 spaces		1969	2002	(35)
Total Recreational Vehicle Parks		**1,717 spaces**				
Manufactured Housing Communities						
Green Valley	Vista, CA	157 sites		1973	2002	(35)
Riviera	Las Vegas, NV	450 sites		1969	2002	(35)
Total Manufactured Housing Communities		**607 sites**				

(1) Unless otherwise specified, the Company has a 100% ownership interest in each Property.

(2) For multifamily residential properties, occupancy rates are based on financial occupancy for the year ended December 31, 2003; for the office buildings, recreational vehicle parks, manufactured housing communities or properties which have not yet stabilized or have insufficient operating history, occupancy rates are based on physical occupancy as of December 31, 2003. For an explanation of how financial occupancy and physical occupancy are calculated, see "Properties-Occupancy Rates" in this Item 2.

(3) The Company has a 30% special limited partnership interest in this property, which owns this multifamily property. This investment was made under arrangements whereby EMC became the general partner and the existing partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's Common Stock in satisfaction of the applicable partnership's cash redemption obligation. The Company accounts for this property under the equity method of accounting.

(4) The property is subject to a ground lease, which, unless extended, will expire in 2082.

(5) The Company owns the land and has entered into a leasehold interest. The leasehold interest entitles the Company to receive a monthly payment for the 34-year term of the land lease. The Company may be required to sell its interest in the property anytime following the seventh anniversary of the leasehold date which was created in 2002.

(6) This property is owned by Fund I. The Company has a 21.4% interest in Fund I and is accounted for using the equity method of accounting.

(7) This Property is owned by a single asset limited partnership in which the Company has at least a 99.0% limited partnership interest.

(8) The Company holds a 1% special limited partner interest in the partnerships which own these multifamily properties. These investments were made under arrangements whereby EMC became the 1% sole general partner interest and the other limited partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's Common Stock in satisfaction of the applicable partnership's cash redemption obligation. The Company accounts for this property under the equity method of accounting.

(9) The Company purchased an additional 21 units adjacent to this property in 2002 for $3 million, which was built in 1991.

(10) The Company completed an approximate $1.6 million redevelopment on this property in 2000.

(11) The Company completed an approximate $2.3 million redevelopment on this property in 2000.

(12) Fund I is in the process of performing a $3.5 million redevelopment on this property.

(13) The Company completed an $11.0 million redevelopment on this property in 2001.

(14) The Company is in the process of performing a $3.4 million redevelopment on this property.

(15) The Company has an approximate 49.9% direct ownership interest in this property. The Company accounts for this property under the equity method of accounting.

(16) Fund I has an approximate 49.9% direct ownership in this property. The Company has a 21.4% interest in Fund I and is accounted for using the equity method of accounting.

(17) The Company completed a $13.6 million redevelopment on this property in 2001.

(18) This property is subject to a ground lease, which, unless extended, will expire in 2027.

(19) Fund I completed a $1.7 million redevelopment on this property in 2001.

(20) The Company has a 20.0% ownership this property. The Company accounts for this property under the equity method of accounting.

(21) The Company completed an approximate $3.2 million redevelopment on this property in 2002.

(22) The Company completed a $1.9 million redevelopment on this property in 2000.

(23) The Company completed a $1.9 million redevelopment on this property in 2001.

(24) The Company completed a $1.7 million redevelopment on this property in 2001.

(25) The Company has an 85.0% controlling limited partnership interest in this property.

(26) The Company completed an approximate $3.5 million redevelopment on this property in 2002.

(27) The partnership that owns this property completed a $2.7 million redevelopment on this property in 2001.

(28) The Company completed an approximately $4.5 million redevelopment on this property in 1998.

(29) The Company completed an approximate $3.4 million redevelopment on this property in 2002.

(30) A portion of this Property on which 84 units are presently located is subject to a ground lease, which, unless extended, will expire in 2028.

(31) The Company completed construction of 114 units of the property's 462 total units in 2000.

(32) The Company has an approximate 45% preferred limited partnership interest in this property.

(33) The Company occupies 100% of this property.

(34) The Company occupies 22% of this property.

(35) The Company leased this property in 2003 to an unrelated third party for approximately 5 years with an option to purchase the property in approximately 4 years.

Item 3. Legal Proceedings

Neither the Company nor any of the Properties is presently subject to any material litigation nor, to the Company's knowledge, is there any material litigation threatened against the Company or the Properties. The Properties are subject to certain routine litigation and administrative proceedings arising in the ordinary course of business, which, taken together, are not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2003, no matters were submitted to a vote of security holders.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The shares of the Company's common stock are traded on the New York Stock Exchange ("NYSE") under the symbol ESS.

Market Information

The Company's common stock has been traded on the NYSE since June 13, 1994. The high, low and closing price per share of common stock reported on the NYSE for the quarters indicated are as follows:

Quarter Ended	High	Low	Close
December 31, 2003	$ 66.60	$ 59.88	$ 64.22
September 30, 2003	$ 64.98	$ 56.67	$ 62.71
June 30, 2003	$ 59.40	$ 52.20	$ 57.25
March 31, 2003	$ 54.91	$ 49.00	$ 52.25
December 31, 2002	$ 52.15	$ 44.72	$ 50.85
September 30, 2002	$ 54.75	$ 43.65	$ 49.44
June 30, 2002	$ 56.08	$ 49.76	$ 54.70
March 31, 2002	$ 53.97	$ 46.00	$ 52.18

The closing price as of March 1, 2004 was $63.80.

Holders

The approximate number of holders of record of the shares of the Company's common stock was 231 as of March 1, 2004. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record.

Return of Capital

Under provisions of the Internal Revenue Code of 1986, as amended, the portion of the cash dividend, if any, that exceeds earnings and profits is considered a return of capital. The return of capital is generated due to a variety of factors, including the deduction of non-cash expenses, primarily depreciation, in the determination of earnings and profits.

The status of the cash dividends distributed for the years ended December 31, 2003, 2002 and 2001 for tax purposes is as follows:

	2003	2002	2001
Taxable portion	100.00%	100.00%	100.00%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

Dividends and Distributions

Since its initial public offering on June 13, 1994, the Company has paid regular quarterly dividends to its stockholders. From inception, the Company has paid the following dividends per share of common stock:

Quarter Ended	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
3/31	N/A	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.7000	$0.7700	$0.7800
6/30	$0.0800	$0.4175	$0.4250	$0.4350	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700	$0.7800
9/30	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700	$0.7800
12/31	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700	$0.7800

Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual funds from operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. There are currently no contractual restrictions on the Company's present or future ability to pay dividends.

Dividend Reinvestment and Share Purchase Plan

The Company has adopted a dividend reinvestment and share purchase plan designed to provide holders of Common Stock with a convenient and economical means to reinvest all or a portion of their cash dividends in shares of Common Stock and to acquire additional shares of Common Stock through voluntary purchases. Computershare, LLC, which serves as the Company's transfer agent, administers the dividend reinvestment and share purchase plan. For a copy of the plan, contact Computershare, LLC at (312) 360-5354.

Stockholder Rights Plan

In 1998, the Company adopted a stockholder rights plan that is designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. The rights plan is designed, in part, to prevent a person or group from gaining control of the Company without offering a fair price to all of the Company's stockholders.

On October 13, 1998, the Board declared a one for one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company, at a price of $99.13 per one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 11, 1998, as amended between the Company and Computershare, LLC as Rights Agent.

Securities Authorized for Issuance under Equity Compensation Plans

See our disclosure in the 2004 Proxy Statement under the heading "Equity Compensation Plan Information", which disclosure is incorporated herein by reference.

Item 6. Selected Financial Data

The following tables set forth summary financial and operating information for the Company from January 1, 1999 through December 31, 2003.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except share and per share amounts)				
OPERATING DATA:					
REVENUES					
Rental	$ 215,699	$ 171,909	$ 175,894	$ 161,097	$ 135,476
Other property income	7,169	5,356	5,493	4,790	3,136
Interest and other income	11,582	22,857	22,152	10,969	5,618
Total revenues	234,450	200,122	203,539	176,856	144,230
EXPENSES					
Property operating expenses, excluding depreciation and amortization	74,037	52,454	52,277	46,091	41,090
Depreciation and amortization	49,409	37,042	35,915	30,442	25,862
Amortization of deferred financing costs	1,008	605	657	639	566
General and administrative	7,106	6,291	7,498	6,062	4,263
Interest(1)	42,751	35,012	38,746	30,163	21,184
Total expenses	174,311	131,404	135,093	113,397	92,965
Income from continuing operations before gain on sale of real estate, minority interest, and discontinued operations	60,139	68,718	68,446	63,459	51,265
Gain on sales of real estate	--	--	3,788	4,022	9,524
Minority interests	(22,192)	(24,130)	(24,322)	(23,686)	(17,775)
Income from continuing operations	37,947	44,588	47,912	43,795	43,014
Discontinued operations (net of minority interests):					
Operating income from real estate sold	--	225	633	558	550
Gain on sale of real estate	--	8,061	--	--	--
Net income	37,947	52,874	48,545	44,353	43,564
Write off of Series C preferred units offering costs	(625)	--	--	--	--
Amortization of discount on Series F preferred stock	(336)	--	--	--	--
Dividends to preferred stockholders - Series F	(195)	--	--	--	--
Net income available to common stockholders	$ 36,791	$ 52,874	$ 48,545	$ 44,353	$ 43,564
Net income from continuing operations available to common stockholders per share-diluted	$ 1.70	$ 2.38	$ 2.56	$ 2.35	$ 2.34
Net income available to common stockholders per share-diluted	$ 1.70	$ 2.82	$ 2.59	$ 2.37	$ 2.36
Weighted average common stock outstanding--diluted (in thousands)	21,679	18,726	18,768	18,658	18,491
Cash dividend per common share	$ 3.12	$ 3.08	$ 2.80	$ 2.38	$ 2.15

	As of December 31,				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Investment in real estate (before accumulated depreciation)	$ 1,732,920	$ 1,515,956	$ 1,175,200	$ 1,156,408	$ 929,076
Net investment in real estate	1,491,685	1,324,135	1,018,931	1,036,909	832,471
Real estate under development	52,439	143,756	93,256	38,231	120,414
Total assets	1,728,564	1,619,734	1,329,458	1,281,849	1,062,313
Total property indebtedness	832,229	804,063	638,660	595,535	384,108
Stockholders' equity	589,701	491,314	381,674	391,675	387,693

(1) Extraordinary item – loss on early extinguishment of debt of $119 and $214 for the years ended December 31, 2000 and 1999, respectively, have been reclassified as interest expense in accordance with the adoption of SFAS No. 145 on January 1, 2003.

	As of December 31,				
	2003	2002	2001	2000	1999
OTHER DATA:					
Interest coverage ratio(1)..	3.6x	4.0x	3.7x	4.1x	4.7x
Gross operating margin(2)...	67%	70%	71%	72%	70%
Average same property monthly rental rate per apartment unit(3)(4)..... $	1,088 $	1,108 $	1,153 $	1,039 $	950
Average same property monthly operating expenses per					
apartment unit(3)(5)... $	325 $	310 $	293 $	271 $	259
Total multifamily units (at end of period)..	26,012	23,699	20,762	18,673	15,106
Multifamily residential property occupancy rate(6).................................	96%	95%	95%	97%	96%
Total Properties (at end of period)..	132	123	94	87	72

(1) Interest coverage ratio represents earnings before minority interest, gain on sales of real estate, interest expense, taxes, depreciation and amortization ("EBITDA") divided by interest expense. The Company believes that in addition to net income, Funds from Operations and cash flows, the interest coverage ratio is a useful financial performance measurement of an equity REIT because, together with net income, Funds from Operations and cash flows, the interest coverage ratio provides investors with an additional measure to evaluate a REIT's ability to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBITDA and the trends it depicts, the components of EBITDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. Excluded from EBITDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBITDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate that cash flows will be sufficient to fund all of our cash needs. It should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. Further, EBITDA as disclosed by other REITs may not be comparable to our calculation of EBITDA.

The following table reconciles net income from continuing operations before gain on sale of real estate, minority interest, and discontinued operations to EBITDA for the periods presented:

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Income from continuing operations before gain on sale of real estate, minority interest, and discontinued operations... $	60,139 $	68,718 $	68,446 $	63,459 $	51,265
Interest expense...	42,751	35,012	38,746	30,163	21,184
Depreciation and amortization...	49,409	37,042	35,915	30,442	25,862
Amortization of deferred financing costs..	1,008	605	657	639	566
EBITDA...	153,307	141,377	143,764	124,703	98,877
Interest expense...	42,751	35,012	38,746	30,163	21,184
Interest coverage ratio..	3.6 x	4.0 x	3.7 x	4.1 x	4.7 x

(2) Gross operating margin represents rental revenues and other property income less property operating expenses, exclusive of depreciation and amortization, divided by rental revenues and other property income.

(3) Same property apartment units are those units in properties that the Company has consolidated for the entire two years ended as of the end of the period set forth. The number of same property apartment units in such properties may vary at each year-end. Percentage changes in averages per unit do not correspond to total same property revenues and expense percent changes which are discussed in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.

(4) Average same property monthly rental rate per apartment unit represents total scheduled rent for the same property apartment units for the period (actual rental rates on occupied apartment units plus market rental rates on vacant apartment units) divided by the number of such apartment units and further divided by the number of months in the period.

(5) Average same property monthly expenses per apartment unit represents total monthly operating expenses, exclusive of depreciation and amortization, for the same property apartment units for the period divided by the total number of such apartment units and further divided by the number of months in the period.

(6) Occupancy rates are based on financial occupancy. For an explanation of how financial occupancy is calculated, see "Properties-Occupancy Rates" in Item 2 of Part I of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on the consolidated financial statements of Essex Property Trust, Inc. ("Essex" or the "Company") as of and for the years ended December 31, 2003, 2002 and 2001. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Overview

The Company believes that its operating results have largely been a result of its business strategy of investing in submarkets that provide the greatest potential for rental growth at the lowest relative risk. Essex believes that its market research process, which includes an analysis of both metropolitan statistical areas (MSA's) and submarkets, provides it with a distinct competitive advantage. Essex researches markets by reviewing data from private and government sources as well as information developed or verified by its field personnel. Essex then utilizes its proprietary research model to project market rent trends, allowing the Company to allocate capital to the markets with the best risk-adjusted return potential.

Essex's research process begins with a macro-economic analysis of various MSA's, followed by an evaluation of the submarkets within that MSA. The objective of the economic research department is to estimate the amount of new demand for housing, comparing it to the number of single family and multifamily homes being constructed within a submarket. Historically, markets with demand for multifamily housing that is greater than supply generate increasing occupancy levels and growth in rents.

Key components of Essex's analysis are as follows:

Job Growth: The Company believes that quality job growth will lead to demand for multifamily and for-sale housing. Based on a variety of considerations, the Company estimates how the total demand for housing will be allocated between rental and for-sale housing.

Housing Supply: Limited housing supply, both rental and for-sale, is a very important factor in maintaining high occupancy levels, particularly in periods of recession or slow economic growth. The Company seeks to identify markets in which there is a low level of housing construction, measured as a percentage of existing housing stock.

Cost of for-sale housing: The Company prefers areas with relatively expensive for-sale housing, which is usually caused by an insufficient amount of single-family housing construction. The Company seeks to identify areas where the cost of rent is low relative to both median income levels and the cost of homeownership.

Demographic trends: The Company evaluates areas with long-term positive immigration and demographic trends, and areas that provide an attractive quality of life.

Based on its evaluation of multifamily housing supply and demand factors, the Company forecasts the occupancy and rent trends for its targeted submarkets, and actively seeks to expand its multifamily portfolio in the submarkets with the greatest risk-adjusted return.

37

By region, the Company's operating results and investment strategy are as follows:

Southern California Region: At the time of the Company's 1994 initial public offering (IPO), the Company had ownership interests representing 17% of its multifamily units in this region. Following the IPO, the Company, using its research process, determined that various markets in the Southern California region were attractive for multifamily property investment and, the Company, accordingly increased its ownership in such markets. As of December 31, 2003, we have ownership interests representing 58% of our multifamily units in this region. During 2003, the region continued to perform well, with same store property revenues increasing 4.8% versus 2002. The Company expects this region to continue generating positive operating results in the near term.

Northern California Region: As of December 31, 2003, the Company has ownership interests representing 18% of its multifamily units in this region. Several years of job losses have resulted in declining rents. In 2003, same store property revenues decreased 9.4% versus 2002. The Company expects market rents to remain flat in 2004, which would result in same store property revenues to decline. The Company expects positive multifamily fundamentals in this region after 2004. As a result, the Company will begin to increase its investment focus in this region.

Pacific Northwest Region: As of December 31, 2003, the Company has ownership interests representing 23% of its multifamily units in the region. This region also lost jobs in 2003, but at a lower rate as compared to the Company's Northern California region. In 2003, same store property revenues decreased 3.0% versus 2002. The Company expects job growth in this region in 2004, and believes this region will generate a slight increase in same property revenue versus 2003. The Company expects positive multifamily fundamentals in this region after 2004, and the Company will begin to increase it investment focus in this region.

Forward Looking Statements

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report which are not historical facts may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements under the caption "Business Objectives" in this Part I, statements regarding the Company's expectation as to performance of future acquisitions properties, expectations of the future multifamily fundamentals and operating results in various geographic regions and the Company's investment focus in such regions, expectation as to the timing of completion of current development projects and the stabilization dates of such projects, expectation as to the total projected costs and rental rates of current development projects, beliefs as to the adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with REIT requirements, expectations to meet all REIT requirements, expectations as to the amount of capital expenditures, expectations as to the amount of non-revenue generating capital expenditures, future acquisitions and developments, the anticipated performance of the Essex Apartment Value Fund, L.P., the anticipated performance of the Essex Apartment Value Fund II, L.P., the anticipated performance of existing properties, and statements regarding the Company's financing activities and the use of proceeds from such activities.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, that the Company will fail to achieve its business objectives, that estimates of future income from an acquired property may prove to be inaccurate, acquisition and development projects will fail to meet expectations, that the actual completion of development projects will be subject to delays, that the stabilization dates of such projects will be delayed, that the total projected costs of current development projects will exceed expectations, that such development projects will not be completed, that future cash flows will be inadequate to meet operating requirements and/or will be insufficient to provide for dividend payments in accordance with REIT requirements, the Company will fail to meet all REIT requirements, that the actual non-revenue generating capital expenditures will exceed the Company's current expectations, that the Essex Apartment Value Fund will fail to perform as anticipated, that the Essex Apartment Value Fund II, L.P. will not be formed or formed on less favorable terms, that the Company's partners in the Funds fail to fund capital commitments as contractually required, that there may be a downturn in the markets in which the Company's properties are located, and that the terms of any refinancing may not be as favorable as the terms of existing indebtedness, and the Company will not be able to complete property acquisitions, as anticipated, for which the proceeds from recent equity issuances were intended to be used, as well as those risks, special considerations, and other factors discussed under the caption "Risk Factors"

in Item 1 of this Report on Form 10-K for the year ended December 31, 2003, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission (the "SEC") which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements and reasons why results may differ included in this Form 10-K are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We define critical accounting policies as those accounting policies that require our management to exercise their most difficult, subjective and complex judgments. Our critical accounting policies relate principally to the following key areas: assessing the carrying values of its real estate properties, its investments in and advances to joint ventures and affiliates, its notes receivables, and qualification as a REIT. The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates made by management.

Rental properties are recorded at cost less accumulated depreciation. Depreciation on rental properties has been provided over estimated useful lives ranging from 3 to 30 years using the straight-line method. Development costs include acquisition, direct and indirect construction costs, interest and real estate taxes incurred during the construction and property stabilizations periods. Maintenance and repair expenses that do not add to the value or prolong the useful life of the property are expensed as incurred. Asset replacements and improvements are capitalized and depreciated over their estimated useful lives.

The Company assesses the carrying value of its real estate investments by monitoring investment market conditions and performance compared to budget for operating properties and joint ventures, and by monitoring estimated costs for properties under development. Local market knowledge and data is used to assess carrying values of properties and the market value of acquisition opportunities. Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment may not be fully recoverable, the carrying amount is evaluated. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property. Adverse changes in market conditions or poor operating results of real estate investments could result in impairment charges. When the Company determines that a property is held for sale, it discontinues the periodic depreciation of that property. The criteria for determining when a property is held for sale requires judgment and has potential financial statement impact as depreciation would cease and an impairment loss could occur upon determination of held for sale status. Assets held for sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

With respect to investments in and advances to joint ventures and affiliates, the Company looks to the underlying properties to assess performance and the recoverability of carrying amounts for those investments in a manner similar to direct investments in real estate properties. An impairment charge or investment valuation charge is recorded if the carrying value of the investment exceeds its fair value.

The Company assesses the carrying value of its notes receivables pursuant to FASB's SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* Pursuant to SFAS No. 114, a note is impaired if it is probable that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. The Company does not accrue interest when a note is considered impaired. When ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

General Background

The Company's property revenues are generated primarily from multifamily property operations, which accounted for greater than 95% of its property revenues for the years ended December 31, 2003, 2002, and 2001. The Company's properties ("the Properties") are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), Northern California (the San Francisco Bay Area), the Pacific Northwest (The Seattle, Washington and Portland, Oregon metropolitan areas), and other areas (Hemet, California, Las Vegas, Nevada, and Houston, Texas). The average occupancy level of the Company's portfolio has equaled or exceeded 95% for the last five years.

Essex Apartment Value Fund, L.P. ("Fund I"), is an investment fund organized by the Company in 2001 to add value through rental growth and asset appreciation, utilizing the Company's development, redevelopment and asset management capabilities. Currently Fund I is considered fully invested based on its acquisitions to date and anticipated development and redevelopment expenditures. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is a 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. Fund I now expects to utilize leverage of approximately 61% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, Essex will be compensated by Fund I for its asset management, property management, development and redevelopment services and may receive incentive payments if Fund I exceeds certain financial return benchmarks.

The Company is in the process of forming a second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004, which would result in a final $50 million capital commitment by a subsidiary of the Company.

Since its formation, Fund I has acquired ownership interest in 17 multifamily residential properties, representing 4,926 apartment units with an aggregate purchase price of approximately $500 million, excluding redevelopment expenses, and disposed of two multifamily residential properties, consisting of 530 apartment units at a gross sales price of approximately $73.2 million resulting in a net realized gain of approximately $5.7 million. In addition, two development land parcels, where approximately 480 apartment units are planned for construction, have been purchased by Fund I with a total estimated cost for the projects of approximately $101.7 million. As of December 31, 2003, the remaining commitments to fund these development projects is approximately $37.4 million of which approximately $8.0 million is the Company's commitment.

The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes, commencing with the year ended December 31, 1994. The Company provides some of its fee based asset management and disposition services as well as third-party property management and leasing services through Essex Management Corporation ("EMC"), in order to maintain compliance with REIT tax rules. The Company owns 100% of EMC's 19,000 shares of nonvoting preferred stock. Executives of the Company own 100% of EMC's 1,000 shares of Common Stock.

The Company (excluding Fund I's development communities) has ownership interests in and is developing two multifamily residential communities, with an aggregate of 444 multifamily units. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners, entered into contractual construction related commitments with unrelated third parties and the total projected estimated cost for these projects is approximately $70.3 million. As of December 31, 2003, the remaining commitment to fund these projects is approximately $17.9 million.

Results of Operations

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Average financial occupancy rates of the Company's multifamily "Same Store Properties" (properties consolidated by the Company for each of the years ended December 31, 2003 and 2002) increased to 95.8% for the year ended December 31, 2003 from 94.7% for the year ended December 31, 2002. Financial occupancy is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual rental revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual

rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

The regional breakdown of financial occupancy for the Same Store Properties for the years ended December 31, 2003 and 2002 are as follows:

| | Years ended December 31, | |
	2003	2002
Southern California	96.3%	94.7%
Northern California	95.8%	95.9%
Pacific Northwest	95.1%	93.1%

Total Revenues increased by $34,328,000 or by 17.2% to $234,450,000 in 2003 from $200,122,000 in 2002. The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to the Same Store Properties.

| | Number of Properties | Years Ended December 31, | | Dollar Change | Percentage Change |
		2003	2002		
		(dollars in thousands)			
Revenues					
Property revenues -					
Same Store Properties:					
Southern California	22	$ 71,192	$ 67,905	$ 3,287	4.8 %
Northern California	16	50,346	55,557	(5,211)	(9.4)
Pacific Northwest	23	40,726	41,989	(1,263)	(3.0)
Total property revenues Same Store Properties	61	162,264	165,451	(3,187)	(1.9)
Property revenues - properties acquired subsequent to January 1, 2002 (1)		60,604	11,814	48,790	413.0
Total property revenues		222,868	177,265	45,603	25.7
Interest and other income		11,582	22,857	(11,275)	(49.3)
Total revenues		$ 234,450	$ 200,122	$ 34,328	17.2 %

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(1) Also includes four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities.

As set forth in the above table, the $34,328,000 net increase in total revenues was mainly attributable to an increase of $48,790,000 attributable to multifamily properties acquired subsequent to January 1, 2002, four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities, which was offset in part by a decrease in interest and other income of $11,275,000 and a decrease in revenue from the Same Store Properties of $3,187,000. Subsequent to January 1, 2002, the Company acquired 25 multifamily properties, two office buildings, five recreational vehicle parks, two manufactured housing communities, had three communities in redevelopment and achieved stabilized operations at two development communities (the "Acquisitions Properties").

Interest and other income decreased by $11,275,000 or 49.3% to $11,582,000 in 2003 from $22,857,000 in 2002. The decrease primarily relates to the sale of certain co-investment assets resulting in the decrease in income earned on the Company's co-investments and the repayment or conversion to non-accrual of notes receivable which resulted in a decrease in interest income on notes receivables.

Property revenues from the Same Store Properties decreased by $3,187,000 or 1.9% to $162,264,000 in 2003 from $165,451,000 in 2002. The majority of this decrease was attributable to the 16 Same Store Properties located in Northern California and the 23 Same Store Properties located in the Pacific Northwest. The property

revenues of the Same Store Properties in Northern California decreased by $5,211,000 or 9.4% to $50,346,000 in 2003 from $55,557,000 in 2002. The decrease in Northern California is primarily attributable to rental rate decreases and a slight decrease in financial occupancy to 95.8% in 2003 from 95.9% in 2002. The property revenues of the Same Store Properties in the Pacific Northwest decreased by $1,263,000 or 3.0% to $40,726,000 in 2003 from $41,989,000 in 2002. The $1,263,000 decrease in the Pacific Northwest is primarily attributable to rental rate decreases offset by an increase in financial occupancy to 95.1% in 2003 from 93.1% in 2002. The 22 multifamily residential properties located in Southern California offset the net decrease in total property revenues from the other Same Store Properties. The property revenues for these properties increased by $3,287,000 or 4.8% to $71,192,000 in 2003 from $67,905,000 in 2002. The $3,287,000 increase is primarily attributable to rental rate increases and an increase in financial occupancy to 96.3% in 2003 from 94.7% in 2002.

Total Expenses increased by $42,907,000 or approximately 32.7% to $174,311,000 in 2003 from $131,404,000 in 2002. This increase was mainly due to an increase in property operating expenses of $33,950,000 or 37.9% to $123,446,000 in 2003 from $89,496,000 in 2002. Of such operating expense increase $32,154,000 was attributable to the Acquisition Properties. Interest expense increased by $7,739,000 or 22.1% to $42,751,000 in 2003 from $35,012,000 in 2002. The increase in interest expense is mainly due to increases in the mortgage notes payable balance.

Minority interests decreased by $1,938,000 or 8.0% to $22,192,000 in 2003 from $24,130,000 in 2002. This is primarily due to the decrease in net income of the Operating Partnership.

Discontinued operations decreased by $8,286,000 to $0 in 2003 from $8,286,000 in 2002. This decrease is due to the reduction of gain on sale of real estate and operating income from Tara Village, a 168-unit apartment community located in Tarzana, California, which was sold on June 18, 2002.

Net income decreased by $14,927,000 or 28.2% to $37,947,000 in 2003 from $52,874,000 in 2002. The decrease in net income is mainly attributable to the factors noted above.

Net income available to common stockholders decreased by $16,083,000 or 30.4% to $36,791,000 in 2003 from $52,874,000 in 2002. The decrease in net income available to common stockholders in mainly attributable to the factors noted above in addition to the write-off of Series C preferred units offering costs of $625,000, the amortization of discount on Series F preferred stock of $336,000 and dividends to preferred stockholders –Series F of $195,000, all of which occurred in 2003.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Average financial occupancy rates of the Company's multifamily "2002/2001 Same Store Properties" (properties consolidated by the Company for each of the years ended December 31, 2002 and 2001) decreased to 94.5% for the year ended December 31, 2002 from 94.7% for the year ended December 31, 2001. Financial occupancy is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual rental revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

The regional breakdown of financial occupancy for the 2002/2001 Same Store Properties for the years ended December 31, 2002 and 2001 are as follows:

	Years ended December 31,	
	2002	2001
Southern California	94.7%	94.8%
Northern California	95.6%	95.4%
Pacific Northwest	93.1%	93.9%

Total Revenues decreased by $3,417,000 or 1.7% to $200,122,000 in 2002 from $203,539,000 in 2001. The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to the 2002/2001 Same Store Properties.

	Number of Properties	Years Ended December 31, 2002	Years Ended December 31, 2001	Dollar Change	Percentage Change
		(dollars in thousands)			
Revenues					
Property revenues -					
Same Store Properties:					
Southern California..	19	$ 56,244	$ 54,305	$ 1,939	3.6 %
Northern California...	14	49,829	56,943	(7,114)	(12.5)
Pacific Northwest...	23	41,989	45,109	(3,120)	(6.9)
Total property revenues					
Same Store Properties..................................	56	148,062	156,357	(8,295)	(5.3)
Property revenues - properties acquired subsequent					
to January 1, 2001 and disposed of in 2001 (1)........		29,203	25,030	4,173	16.7
Total property revenues.................................		177,265	181,387	(4,122)	(2.3)
Interest and other income...................................		22,857	22,152	705	3.2
Total revenues...		$ 200,122	$ 203,539	$ (3,417)	(1.7)%

(1) Also includes four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities.

As set forth in the above table, the $3,417,000 net decrease in total revenues was the result of a decrease in property revenues from 2002/2001 Same Store Properties, which was offset in part by $4,173,000 attributable to properties acquired subsequent to January 1, 2001 and disposed of in 2001, four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities. Subsequent to January 1, 2001, the Company acquired 22 multifamily properties, two office buildings, five recreational vehicle parks, two manufactured housing communities, had six communities in redevelopment and two development communities in the lease up stage (the "Acquisitions Properties").

Of the net decrease in total revenues, $8,295,000 was mainly attributable to a decrease in property revenues from the 2002/2001 Same Store Properties. Property revenues from the 2002/2001 Same Store Properties decreased by 5.3% to $148,062,000 in 2002 from $156,357,000 in 2001. The majority of this decrease was attributable to the 14 2002/2001 Same Store Properties located in Northern California and the 23 2002/2001 Same Store Properties located in the Pacific Northwest. The property revenues of the 2002/2001 Same Store Properties in Northern California decreased by $7,114,000 or 12.5% to $49,829,000 in 2002 from $56,943,000 in 2001. The decrease in Northern California is primarily attributable to rental rate decreases offset by an increase in average financial occupancy to 95.6% in 2002 from 95.4% in 2001. The property revenues of the 2002/2001 Same Store Properties in the Pacific Northwest decreased by $3,120,000 or 6.9% to $41,989,000 in 2002 from $45,109,000 in 2001. The $3,120,000 decrease in the Pacific Northwest is primarily attributable to rental rate decreases and a decrease in average financial occupancy to 93.1% in 2002 from 93.9% in 2001. The 19 multifamily residential properties located in Southern California partially offset the net decrease in total revenues. The property revenues of these properties increased by $1,939,000 or 3.6% to $56,244,000 in 2002 from $54,305,000 in 2001. The $1,939,000 increase is primarily attributable to rental rate increases, which were partially offset by a slight decrease in average financial occupancy to 94.7% in 2002 from 94.8% in 2001.

Interest and other income increased by $705,000 or 3.2% to $22,857,000 in 2002 from $22,152,000 in 2001. The increase of $705,000 primarily relates to the equity in income from the gain on sale of co-investment assets and additional fee income earned in connection with the sale of co-investment assets.

Total Expenses decreased by $3,689,000 or approximately 2.7% to $131,404,000 in 2002 from $135,093,000 in 2001. This decrease was attributable to a decrease in interest expense, which decreased by $3,734,000 or 9.6% to $35,012,000 in 2002 from $38,746,000 in 2001 The interest expense decrease was primarily

due to declining interest rates. General and administrative expenses represent the costs of the Company's various acquisition and administrative departments as well as partnership administration and non-operating expenses. Such expenses decreased by $1,207,000 or 16.1% to $6,291,000 in 2002 from $7,498,000 in 2001. This decrease is largely due to a reduction in incentive compensation expense as compared to 2001.

Discontinued Operations increased by $7,653,000 to $8,286,000 in 2002 from $633,000 in 2001. This is due to the gain on sale of Tara Village in 2002 of $8,061,000, partially offset by a reduction in operating income from such property due to its sale in 2002.

Minority interests decreased by $192,000 or 0.8% to $24,130,000 in 2002 from $24,322,000 in 2001. This is primarily due to the decrease in net income of the Operating Partnership.

Net income increased by $4,329,000 or 8.9% to $52,874,000 in 2002 from $48,545,000 in 2001. The increase in net income is mainly attributable to the factors noted above and the gain on sale of real estate of $8,061,000 recognized in 2002 as compared to the gain on sale of real estate of $3,788,000 recognized in 2001.

Liquidity and Capital Resources Including Non-consolidated Investments

At December 31, 2003, the Company had $9,146,000 of unrestricted cash and cash equivalents. The Company expects to meet its short-term liquidity requirements by using its working capital, cash generated from operations, and amounts available under lines of credit or other financings. The Company believes that its current net cash flows will be adequate to meet operating requirements and to provide for payment of dividends by the Company in accordance with REIT qualification requirements. The Company expects to meet its long-term liquidity requirements relating to property acquisitions and development (beyond the next 12 months) and balloon debt maturities by using a combination of some or all of the following sources: working capital, amounts available on lines of credit, net proceeds from public and private debt and equity issuances, and proceeds from the disposition of properties that may be sold from time to time. There can, however, be no assurance that the Company will have access to the debt and equity markets in a timely fashion to meet such future funding requirements or that future working capital and borrowings under the lines of credit will be available, or if available, will be sufficient to meet the Company's requirements or that the Company will be able to dispose of properties in a timely manner and under terms and conditions that the Company deems acceptable.

Non-revenue generating capital expenditures are improvements and upgrades that extend the useful life of the property. For the year ended December 31, 2003, non-revenue generating capital expenditures totaled approximately $385 per weighted average occupancy unit. The Company expects to incur approximately $390 per weighted average occupancy unit in non-revenue generating capital expenditures for the year ended December 31, 2004. These expenditures do not include the improvements required in connection with the origination of mortgage loans, expenditures for unidentified deferred maintenance renovations on acquisition properties, expenditures for property renovations and improvements which are expected to reposition a property and generate additional revenue, and renovation expenditures required pursuant to tax-exempt bond financings. The Company expects that cash from operations and/or its lines of credit will fund such expenditures. However, there can be no assurance that the actual expenditures incurred during 2004 and/or the funding thereof will not be significantly different than the Company's current expectations.

The Company is currently developing two multifamily residential projects, with an aggregate of 444 units. Such projects involve certain risks inherent in real estate development. See "Risk Factors--Risks that Development Activities Will be Delayed or Not Completed and/or Fail to Achieve Expected Results" in Item 1 of this Annual Report on Form 10-K for the year ended December 31, 2003. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners entered into contractual construction related commitments with unrelated third parties and the total projected estimated cost for these projects is approximately $70,300,000. As of December 31, 2003, the remaining commitment to fund these development projects is approximately $17,900,000. The Company expects to fund such commitments by using a combination of some or all of the following sources: its working capital, amounts available on its lines of credit, net proceeds from public and private equity and debt issuances, and proceeds from the disposition of properties, if any.

Essex Apartment Value Fund, L.P. (the "Fund I"), is an investment fund organized by the Company in 2001 to add value through rental growth and asset appreciation, utilizing the Company's development, redevelopment and asset management capabilities. Currently Fund I is considered fully invested based on its acquisitions to date and anticipated development and redevelopment expenditures. Fund I now expects to utilize

leverage of approximately 61% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, the Company will be compensated by Fund I for its asset management, property management, development and redevelopment services and may receive incentive payments if Fund I exceeds certain financial return benchmarks. The Company's remaining unfunded capital commitment as of December 31, 2003 is approximately $9.6 million.

The Company is in the process of forming a second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004, which would result in a final $50 million capital commitment by a subsidiary of the Company.

The Company has two outstanding lines of credit for an aggregate amount of $275,000,000. The first line, in the amount of $185,000,000, matures in May 2004, with an option to extend it for one year thereafter. The Company is currently negotiating to renew this line. During the third quarter of 2003 the Company expanded this unsecured revolving credit facility to $185,000,000 from $165,000,000. No other material terms of this facility were revised. Outstanding balances under this line of credit bear interest at a rate, which uses a tiered rate structure tied to the Company's corporate ratings, if any, and leverage rating, which has been priced at LIBOR plus 1.10% during 2003 and 2002. As of December 31, 2003 and 2002, the interest rate was approximately 2.1% and 2.6%, respectively. At December 31, 2003 the Company had $12,500,000 outstanding on this line of credit. On December 18, 2003, the Company obtained a 5-year, $90,000,000 credit facility from Freddie Mac, secured by four of Essex's multifamily communities. The aggregate maximum principal amount of the facility is $90,000,000, increasing to $100,000,000 on July 1, 2004. The Company borrowed $80,600,000 under this facility, comprised of two tranches as follows: $41,000,000, locked for 60 days at a base rate of 1.586% (55 basis points over Freddie Mac's Reference Rate) and $39,600,000 locked for 180 days at a base rate of 1.695% (59 basis points over Freddie Mac's Reference Rate). This credit facility has a lower cost of borrowing as compared to the Company's unsecured credit facility. The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth.

In addition, Fund I, the investment fund managed by the Company, has a credit facility for an aggregate amount of $30,000,000. During 2003 the Fund reduced this credit facility from $125,000,000 to $30,000,000, and matures in June 2004. The line bears interest at LIBOR plus 0.875%. As of December 31 2003, the line had no balance outstanding on this line. The line provides for debt covenants relating to limitations on mortgage indebtedness.

In addition to the Company's lines of credit, the Company had $739,129,000 of secured indebtedness at December 31, 2003. Such indebtedness consisted of $663,833,000 in fixed rate debt with interest rates varying from 5.5% to 8.2% and maturity dates ranging from 2005 to 2026. The secured indebtedness also includes $75,296,000 of tax-exempt variable rate demand bonds with interest rates paid during 2003 ranging from approximately 2.9% to 3.2% and maturity dates ranging from 2020 to 2032. The tax-exempt variable rate demand bonds are subject to interest rates caps.

Pursuant to existing shelf registration statements, the Company has the capacity to issue up to $219,455,250 of equity securities and the Operating Partnership has the capacity to issue up to $250,000,000 of debt securities.

The Company pays quarterly dividends from cash available for distribution. Until it is distributed, cash available for distribution is invested by the Company primarily in short-term investment grade securities or is used by the Company to reduce balances outstanding under its line of credit.

Financing and equity issuances. During 2003, the Company undertook the following financing activities and equity issuances.

On July 30, 2003, in connection with the Company's acquisition, by merger, of John M. Sachs, Inc. ("Sachs") that was completed on December 17, 2002, and under the terms of the merger agreement, a final analysis was prepared, which indicated that the actual net liabilities of Sachs were less than the net liabilities of Sachs estimated to be outstanding as of the merger date. Based on the final analysis and as a post-closing adjustment payment pursuant to the merger agreement, the Company made a final payment of approximately $1,766,000 in cash and issued an additional 35,860 shares of common stock to certain of the pre-merger shareholders of Sachs.

On September 23, 2003, the Company issued 1,000,000 shares of its Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") at a fixed price of $24.664 per share, a discount from the $25.00 per share liquidation value of the shares. The shares did not begin to accrue a dividend until November 25, 2003, and, following that date, will pay quarterly distributions at an annualized rate of 7.8125% per year of the liquidation value and will be redeemable by the Company on or after September 23, 2008. The Company amortized the original discount in connection with the issuance of these shares in the fourth quarter of 2003, resulting in a charge of approximately $336,000. The shares were issued pursuant to the Company's existing shelf registration statement. The Company used the net proceeds from this sale of Series F Preferred Stock to redeem all of the 9.125% Series C Cumulative Redeemable Preferred Units (the "Series C Preferred Units") of Essex Portfolio, L.P., of which the Company is the general partner.

On October 6, 2003, the Company sold 1.6 million newly issued shares of common stock and received offering proceeds (before expenses) of $60.67 per share, representing a 3.25% discount to the common stock's closing price on September 30, 2003, the date of the underwriting agreement between the Company and the underwriter, pursuant to which the shares were sold. The shares were issued pursuant to the Company's existing shelf registration statement. The proceeds of the offering were approximately $97,072,000. Subsequent to the offerings, the net proceeds generated from the offering were used to acquire multifamily communities located in the Company's targeted West Coast markets and for general corporate purposes, including the repayment of debt and the funding of development activities.

Using the proceeds of its September 2003 sale of its 7.8125% Series F Cumulative Redeemable Preferred Stock, the Company on November 24, 2003, redeemed all of the outstanding 9.125% Series C Cumulative Redeemable Preferred Units of the Operating Partnership. In connection with this redemption the Company incurred a non-cash charge of $625,000 related to the write-off of the issuance costs.

In January 2004, the Company restructured its previously issued $50 million, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80 million, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units"). The existing distribution rate of 9.30% of the Series D Units will continue until July 27, 2004 – the end of the current non-call period. On July 28, 2004, the distribution rate on the Series D Units will be reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option will be extended by six years to July 28, 2010. The dates that the Series B Units can first be redeemed at the Company's option will be extended from February 6, 2003 to December 31, 2009.

Company Investments; Off-Balance Sheet Arrangements

The Company invests in joint ventures, which generally involve single multifamily property acquisitions. The Company accounts for these investments under the equity or consolidation methods of accounting based on the voting control it exercises through its ownership interests in these affiliates. Under the equity method of accounting, the investment is carried at the cost of assets contributed or distributed, plus the Company's equity in undistributed earnings or losses since its initial investment. The individual assets, liabilities, revenues and expenses of the joint venture are not recorded in the Company's consolidated financial statements.

At December 31, 2003 and 2002, the Company did not have any other relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

Included in the Company's investments accounted for under the equity method investments are limited partnership interests in 17 partnerships (Down REIT entities), which collectively own ten multifamily properties, comprised of 1,831 units. These investments were made under arrangements whereby Essex Management Corporation (EMC) became the general partner, the Operating Partnership became a special limited partner, and the other limited partners were granted rights of redemption for their interests. Such partners can request to be redeemed and the Company can elect, with certain limitations, to redeem their rights for cash or by issuing shares of its common stock on a one share per unit basis. Conversion values will be based on the market value of the Company's common stock at the time of redemption multiplied by the number of units stipulated under the above arrangements. The other limited partners receive distributions based on the Company's current dividend rate times the number of redemption shares. At December 31, 2003, the maximum number of shares that could be required to meet

redemption of these Down REIT entities is 1,449,138. The equity in income or loss reported by the Company under the equity method of accounting for these down REIT entities is the residual net income of these down REIT entities after income has been allocated to the other limited partners equal to the distributions they received.

Contractual Obligations and Commercial Commitments

The following table summarizes the maturation or due dates of our contractual obligations and other commitments at December 31, 2003, and the effect such obligations could have on our liquidity and cash flow in future periods:

(In thousands)	Less Than 1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
Mortgage notes payable	$ 8,223	$ 62,003	$ 172,395	$ 496,508	$ 739,129
Lines of credit	12,500	--	--	80,600	93,100
Development commitments(1)	17,900	--	--	--	17,900
Redevelopment commitments(2)	1,930	--	--	--	1,930
Essex Apartment Value Fund, L.P. capital commitment	9,600	--	--	--	9,600
Mountain Vista, LLC captial commitment	9,200	--	--	--	9,200
	$ 59,353	$ 62,003	$ 172,395	$ 577,108	$ 870,859

(1) $17,900 of these commitments relate to hard contracts as of December 31, 2003.
(2) $450 of these commitments relate to hard contracts as of December 31, 2003.

New Accounting Pronouncements Not Yet Adopted

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" to variable interest entities (VIEs) in which equity investors lack an essential characteristic of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (FIN 46 Revised) resulting in multiple effective dates based on the nature as well as the creation of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004 may be accounted for either based on FIN 46 or FIN 46 Revised. However, FIN 46 Revised must be applied no later than the Company's first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under FIN 46 Revised. Special Purpose Entities (SPEs) created prior to February 1, 2003 may be accounted for under FIN 46 or FIN 46 Revised but no later than the Company's quarter ended December 31, 2003. Non-SPEs created prior to February 1, 2003 are to be accounted for under FIN 46 Revised no later than the first quarter of 2004. The Company has not formed nor is a party to any SPEs. Under FIN 46 Revised, the disclosure requirements are effective for all financial statements initially issued after December 31, 2003. Certain of the entities through which and with which we conduct business, have been deemed to be VIEs under the provisions of FIN 46 Revised. Based on our analysis of FIN 46 Revised, we expect to consolidate Essex Management Corporation (EMC) and Essex Fidelity I Corporation (EFC), effective March 31, 2004, as we are the primary beneficiary of these VIEs. The total assets and liabilities of EMC and EFC, net of intercompany eliminations, were approximately $23,300,000 and $9,000,000, respectively, at December 31, 2003.

It is reasonably possible that certain other entities through which and with which the Company conducts business, including those described in Notes 3(c), 4, 5 and 9 of the consolidated financial statements will be deemed to be VIEs under the provisions of FIN 46 Revised and that we may be the primary beneficiary. The Company is continuing its evaluation of these other various entities, which currently it is uncertain if such entities would result in consolidation. If such other entities are required to be consolidated pursuant to FIN 46 Revised, the total assets and liabilities, net of intercompany balances would be $214,300,000 and $198,400,000 and an estimated maximum exposure to loss would be equal to the Company's investments and commitments in these entities of $15,600,000, as of December 31, 2003.The disclosures provided reflect management's understanding and analysis of FIN 46 Revised based upon information currently available. The Company continues to evaluate and analyze the complex

terms of FIN 46 Revised and the evaluation of the impact of FIN 46 Revised on the Company's consolidated financial statements is ongoing and is subject to change in the event additional interpretive guidance is provided by the FASB or others.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. Certain provisions have been deferred indefinitely by the FASB under FSP 150-3. This standard did not have a material impact on our consolidated financial position or results of operations.

Potential Factors Affecting Future Operating Results

Many factors affect the Company's actual financial performance and may cause the Company's future results to be different from past performance or trends. These factors include those set forth under the caption "Risk Factors" in Item I of this Annual Report on Form 10-K and the following:

Economic Environment

Both the national economy and the economies of the western states in which the Company owns, manages and develops properties have been and continue to be in an economic downturn. This has resulted in increased concessions and reductions in market rental rates.

The Company's property type and diverse geographic locations provide some degree of risk moderation but are not immune to a prolonged downturn in the real estate markets in which the Company operates. Although the Company believes it is well positioned to meet the challenges ahead, it is possible that further reductions in market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of the Company's shares. A prolonged recession could also affect the Company's ability to obtain financing at acceptable rates of interest and to access funds from the disposition of properties at acceptable disposition prices.

Interest Rate Fluctuations

The Company monitors changes in interest rates and believes that it is well positioned from both a liquidity and interest rate risk perspective. However, current interest rates are at historic lows and potentially could increase rapidly to levels more in line with historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense on the Company's variable interest rate debt (see Item 7A and Notes 7 and 8 to consolidated financial statements). The effect of prolonged interest rate increases could negatively impact the Company's ability to make acquisitions and develop properties at economic returns on investment and the Company's ability to refinance existing borrowings at acceptable rates.

Inflation

Inflationary increases would likely have a negative effect on property operating expenses and such increases may be at a greater rate than growth in property rental rates. The Company believes it effectively manages its property and other expenses, but realizes that higher annual rates of inflation could result in increases to operating expense.

Failure to Qualify as A REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. We may also be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Funds from Operations

Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, Funds from Operations adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers Funds from Operations to be a useful financial performance measurement of an equity REIT because, together with net income, cash flows and the interest coverage ratio, Funds from Operations provides investors with an additional basis to evaluate the performance of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

The following table sets forth the Company's calculation of Funds from Operations for 2003, 2002 and 2001.

	For the year ended 12/31/03	For the quarter ended			
		12/31/03	09/30/03	06/30/03	03/31/03
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	$ 60,139,000	$ 12,751,000	$ 14,864,000	$ 16,396,000	$ 16,128,000
Adjustments:					
Depreciation and amortization	49,409,000	13,936,000	12,308,000	11,556,000	11,609,000
Depreciation and amortization— unconsolidated co-investments	10,190,000	3,119,000	2,663,000	2,236,000	2,172,000
Minority interests	(18,117,000)	(4,287,000)	(4,612,000)	(4,607,000)	(4,611,000)
Dividends to preferred stockholders - Series F	(195,000)	(195,000)	--	--	--
Write off of Series C preferred units offering costs	(625,000)	(625,000)	--	--	--
Amortization of discount on Series F preferred stock	(336,000)	(336,000)	--	--	--
Funds from Operations	$ 100,465,000	$ 24,363,000	$ 25,223,000	$ 25,581,000	$ 25,298,000
Weighted average number of shares outstanding diluted(1)	23,947,931	25,211,207	23,647,225	23,558,314	23,494,051

	For the year ended 12/31/02	For the quarter ended			
		12/31/02	09/30/02	06/30/02	03/31/02
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	$ 68,718,000	$ 15,422,000	$ 16,578,000	$ 19,510,000	$ 17,208,000
Adjustments:					
Gain on sale of co-investment activities, net(1)	(1,408,000)	--	(19,000)	(1,389,000)	--
Depreciation and amortization	37,042,000	9,813,000	9,129,000	9,114,000	8,986,000
Depreciation and amortization— unconsolidated co-investments	8,246,000	2,354,000	2,170,000	1,891,000	1,831,000
Minority interests(1)	(18,426,000)	(4,609,000)	(4,607,000)	(4,618,000)	(4,592,000)
Income from discontinued operations	225,000	--	--	69,000	156,000
Depreciation—discontinued operations	191,000	--	--	95,000	96,000
Funds from Operations	$ 94,588,000	$ 22,980,000	$ 23,251,000	$ 24,672,000	$ 23,685,000
Weighted average number of shares outstanding diluted(1)	21,007,502	21,142,452	21,829,211	21,115,264	21,006,678

	For the year ended 12/31/01	For the quarter ended			
		12/31/01	09/30/01	06/30/01	03/31/01
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	$ 68,447,000	$ 16,938,000	$ 17,392,000	$ 17,362,000	$ 16,755,000
Adjustments:					
Depreciation and amortization	35,915,000	9,250,000	9,102,000	8,833,000	8,730,000
Depreciation and amortization— unconsolidated co-investments	5,340,000	1,693,000	1,201,000	1,201,000	1,245,000
Minority interests(1)	(18,437,000)	(4,678,000)	(4,582,000)	(4,583,000)	(4,594,000)
Income from discontinued operations	633,000	189,000	141,000	156,000	147,000
Depreciation—discontinued operations	379,000	95,000	95,000	94,000	95,000
Funds from Operations	$ 92,277,000	$ 23,487,000	$ 23,349,000	$ 23,063,000	$ 22,378,000
Weighted average number of shares outstanding diluted(1)	21,004,707	21,026,883	21,093,631	21,034,366	20,922,186

	For the year ended 12/31/03		For the quarter ended			
		12/31/03	09/30/03	06/30/03	03/31/03
Cash flow provided by (used in):					
Operating activities..	$ 103,320	$ 29,572	$ 23,648	$ 20,422	$ 29,678
Investing activities..	(143,132)	(84,579)	(26,882)	(16,612)	(15,059)
Financing activities...	40,396	53,753	4,780	(5,323)	(12,814)

	For the year ended 12/31/02		For the quarter ended			
		12/31/02	09/30/02	06/30/02	03/31/02
Cash flow provided by (used in):					
Operating activities..	$ 85,730	$ 17,838	$ 22,533	$ 18,608	$ 26,751
Investing activities..	(85,718)	(48,503)	(4,448)	(16,519)	(16,248)
Financing activities...	2,110	37,080	(24,602)	(293)	(10,075)

	For the year ended 12/31/01		For the quarter ended			
		12/31/01	09/30/01	06/30/01	03/31/01
Cash flow provided by (used in):					
Operating activities..	$ 98,871	$ 17,500	$ 31,066	$ 27,428	$ 22,877
Investing activities..	(63,808)	33,940	(25,203)	(79,010)	6,465
Financing activities...	(35,223)	(57,341)	(6,188)	52,421	(24,115)

(1) Assumes conversion of all dilutive outstanding operating partnership interests in the Operating Partnership.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company borrows primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative purposes.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flows. Management believes that the carrying amounts of its LIBOR debt approximates fair value as of December 31, 2003 because interest rates, yields and other terms for these instruments are consistent with yields and other terms currently available to the Company for similar instruments. Management has estimated that the fair value of the Company's $663,833,000 of fixed rate mortgage notes payable at December 31, 2003 is approximately $632,111,000 based on the terms of existing mortgage notes payable compared to those available in the marketplace.

(In thousands)	For the Years Ended December 31							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Fixed rate debt..................	$ 8,223	$ 41,300	$ 20,703	$ 63,448	$ 108,947	$ 421,212	$ 663,833	$ 632,111
Average interest rate..........	6.8%	6.8%	6.8%	6.7%	6.7%	6.7%		
Variable rate LIBOR debt....	$ 12,500	$ --	$ --	$ --	$ --	$ 155,896 (1)	$ 168,396	$ 168,396
Average interest rate..........	2.30%	--	--	--	--	2.10%		

(1) $75,296 subject to interest rate caps.

The table incorporates only those exposures that exist as of December 31, 2003; it does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss, with respect to interest rate fluctuations, would depend on the exposures that arise during the period, our hedging strategies at the time, and interest rates.

Item 8. Financial Statements and Supplemental Data

The response to this item is submitted as a separate section of this Form 10-K. See Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to the Company that is required to be included in our periodic filings with the Securities and Exchange Commission. There were no changes in the Company's internal control over financial reporting, that occurred during the quarter ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 11, 2004.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 11, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 11, 2004.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 11, 2004.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 11, 2004.

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(A) Financial Statements

(3) See the Exhibit Index immediately following the signature page and certifications for a list of exhibits filed or incorporated by reference as part of this report.

(B) Reports on Form 8-K

On October 3, 2003 the Company filed a Current Report on Form 8-K to announce that on September 30, 2003, the Company entered into an underwriting agreement with Banc of America Securities, LLC pursuant to which the Company will sell 1.6 million shares of the Company's common stock. Banc of America Securities, LLC will act as sole bookrunning underwriter for the offering. The Company has also granted Banc of America Securities, LLC an over-allotment option to purchase an additional 240,000 shares of the Company's common stock. A copy of the underwriting agreement was filed as Exhibit 1.1.

On October 30, 2003 the Company filed a Current Report on Form 8-K to furnish a press release to announce the earnings for the fiscal quarter ended September 30, 2003.

(C) Exhibits

The Company hereby files, as exhibits to this Form 10-K, those exhibits listed on the Exhibit Index referenced in Item 15(A)(3) above.

Independent Auditors' Report

The Board of Directors and Shareholders of
Essex Property Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule of Real Estate and Accumulated Depreciation. These consolidated financial statements and the financial statement schedule are the responsibility of the management of Essex Property Trust, Inc. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Essex Property Trust, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
KPMG LLP

San Francisco, California
February 4, 2004, except Note 19,
    as to which the date is
    February 27, 2004

	2003	2002
ASSETS		
Real estate:		
Rental properties:		
Land and land improvements	$ 422,549	$ 368,712
Buildings and improvements	1,310,371	1,147,244
	1,732,920	1,515,956
Less accumulated depreciation	(241,235)	(191,821)
	1,491,685	1,324,135
Investments	93,395	61,212
Real estate under development	52,439	143,756
	1,637,519	1,529,103
Cash and cash equivalents--unrestricted	9,146	8,562
Cash and cash equivalents--restricted cash	6,168	9,265
Notes receivable from investees and other related parties	19,007	24,081
Notes and other receivables	33,025	31,318
Prepaid expenses and other assets	17,002	11,133
Deferred charges, net	6,697	6,272
Total assets	$ 1,728,564	$ 1,619,734
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$ 739,129	$ 677,563
Lines of credit	93,100	126,500
Accounts payable and accrued liabilities	32,648	35,791
Dividends payable	21,443	17,879
Other liabilities	8,744	8,157
Total liabilities	895,064	865,890
Minority interests	243,799	262,530
Stockholders' equity:		
Common stock; $0.0001 par value, 655,682,178 and 656,682,178 shares authorized; 22,825,942 and 20,983,193 shares issued and outstanding	2	2
Cumulative redeemable preferred stock; $0.0001 par value:		
No shares issued and outstanding:		
7.875% Series B, 2,000,000 shares authorized	--	--
9.125% Series C, 500,000 shares authorized	--	--
9.30% Series D, 2,000,000 shares authorized	--	--
9.25% Series E, 2,200,000 shares authorized	--	--
7.8125% Series F, 1,000,000 and no share authorized, 1,000,000 and no shares issued and outstanding, liquidation value	25,000	--
Excess stock; $0.0001 par value; 330,000,000 shares authorized; no shares issued or outstanding	--	--
Additional paid-in capital	638,859	535,125
Distributions in excess of accumulated earnings	(74,160)	(43,813)
Total stockholders' equity	589,701	491,314
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 1,728,564	$ 1,619,734

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share and share amounts)

	2003	2002	2001
Revenues:			
Rental	$ 215,699	$ 171,909	$ 175,894
Other property	7,169	5,356	5,493
Total property revenues	222,868	177,265	181,387
Interest and other	11,582	22,857	22,152
Total revenues	234,450	200,122	203,539
Expenses:			
Property operating expenses:			
Maintenance and repairs	16,830	10,971	12,442
Real estate taxes	17,752	12,707	12,151
Utilities	12,312	8,826	8,620
Administrative	19,957	14,963	15,087
Advertising	3,842	2,932	2,841
Insurance	3,344	2,055	1,136
Depreciation and amortization	49,409	37,042	35,915
Total property operating expenses	123,446	89,496	88,192
Interest	42,751	35,012	38,746
Amortization of deferred financing costs	1,008	605	657
General and administrative	7,106	6,291	7,498
Total expenses	174,311	131,404	135,093
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	60,139	68,718	68,446
Gain on the sales of real estate	--	--	3,788
Minority interests	(22,192)	(24,130)	(24,322)
Income from continuing operations	37,947	44,588	47,912
Discontinued operations (net of minority interests):			
Operating income from real estate sold	--	225	633
Gain on sale of real estate	--	8,061	--
Income from discontinued operations	--	8,286	633
Net income	37,947	52,874	48,545
Write off of Series C preferred units offering costs	(625)	--	--
Amortization of discount on Series F preferred stock	(336)	--	--
Dividends to preferred stockholders - Series F	(195)	--	--
Net income available to common stockholders	$ 36,791	$ 52,874	$ 48,545
Per share data:			
Basic:			
Income from continuing operations available to common stockholders	$ 1.71	$ 2.41	$ 2.60
Income from discontinued operations	--	0.44	0.03
Net income	$ 1.71	$ 2.85	$ 2.63
Weighted average number of shares outstanding during the year	21,468,013	18,530,424	18,451,935
Diluted:			
Income from continuing operations available to common stockholders	$ 1.70	$ 2.38	$ 2.56
Income from discontinued operations	--	0.44	0.03
Net income	$ 1.70	$ 2.82	$ 2.59
Weighted average number of shares outstanding during the year	21,678,866	18,725,653	18,768,216

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2003, 2002 and 2001
(Dollars and shares in thousands)

	Series F Preferred Stock		Common Stock		Additional Paid-in	Distributions in excess of Accumulated	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2000	--	$ --	18,417	$ 2	$ 428,433	$ (36,760)	$ 391,675
Shares purchased by Operating Partnership	--	--	(101)	--	(4,822)	--	(4,822)
Issuance of common stock under stock-based compensation plans	--	--	112	--	2,906	--	2,906
Reallocation of minority interest	--	--	--	--	(4,925)	--	(4,925)
Net income	--	--	--	--	--	48,545	48,545
Dividends declared	--	--	--	--	--	(51,705)	(51,705)
Balances, December 31, 2001	--	--	18,428	2	421,592	(39,920)	381,674
Shares purchased by Operating Partnership	--	--	(411)	--	(19,715)	--	(19,715)
Issuance of common stock under stock-based compensation plans	--	--	246	--	3,376	--	3,376
Issuance of common stock	--	--	2,720	--	136,809	--	136,809
Reallocation of minority interest	--	--	--	--	(6,937)	--	(6,937)
Net income	--	--	--	--	--	52,874	52,874
Dividends declared	--	--	--	--	--	(56,767)	(56,767)
Balances, December 31, 2002	--	--	20,983	2	535,125	(43,813)	491,314
Issuance of common stock under stock-based compensation plans	--	--	207	--	7,323	--	7,323
Issuance of common stock	--	--	1,636	--	99,202	--	99,202
Issuance of preferred stock	1,000	25,000	--	--	(924)	--	24,076
Reallocation of minority interest	--	--	--	--	(2,203)	--	(2,203)
Write off of Series C preferred units offering costs, previously classified within minority interest	--	--	--	--	--	(625)	(625)
Amortization of discount on Series F Preferred stocks	--	--	--	--	336	(336)	--
Net income	--	--	--	--	--	37,947	37,947
Dividends declared	--	--	--	--	--	(67,333)	(67,333)
Balances, December 31, 2003	1,000	$ 25,000	22,826	$ 2	$ 638,859	$ (74,160)	$ 589,701

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 37,947	$ 52,874	$ 48,545
Minority interests	22,192	24,158	24,399
Adjustments to reconcile net income to net			
cash provided by operating activities:			
Gain on the sales of real estate	--	(8,061)	(3,788)
The Company's share of gain on the sales of			
co-investment assets	--	(1,391)	--
Equity in income of limited partnerships	(2,203)	(6,185)	(3,854)
Depreciation and amortization	49,409	37,236	36,295
Amortization of deferred financing costs	1,008	605	657
Changes in operating assets and liabilities, net of effects of			
Sachs merger in 2002:			
Prepaid expenses and other assets	(2,769)	(2,381)	955
Accounts payable and accrued liabilities	(2,763)	(9,946)	(7,386)
Other liabilities	499	(1,179)	44
Net cash provided by operating activities	103,320	85,730	95,867
Cash flows from investing activities:			
Additions to real estate:			
Acquisitions of real estate	(65,607)	(9,323)	(6,665)
Acquisition of Sachs' Portfolio	(1,766)	(96,637)	--
Improvements to recent acquisitions	(11,131)	(1,422)	(4,876)
Redevelopment	(3,329)	(7,739)	(5,094)
Revenue generating capital expenditures	(170)	(1,040)	(52)
Non-revenue generating capital expenditures	(7,540)	(6,145)	(5,481)
Contribution of real estate to corporate investee	--	--	21,005
Decrease in restricted cash	3,097	7,898	1,802
Additions to notes receivable from investees,			
other related parties and other receivables	(16,573)	(5,478)	(42,766)
Repayments of notes from investees, other			
related parties and other receivables	16,290	44,864	56,640
Net distribution from (contribution) to investments in			
corporations and limited partnerships	(28,645)	41,221	(25,352)
Additions to real estate under development	(27,758)	(51,917)	(49,965)
Net cash used in investing activities	(143,132)	(85,718)	(60,804)
Cash flows from financing activities:			
Proceeds from mortgage and other notes payable and lines of credit	298,158	221,640	252,153
Repayment of mortgage and other notes payable and lines of credit	(269,992)	(120,877)	(215,172)
Additions to deferred charges	(1,758)	(1,204)	(43)
Net proceeds from stock options exercised	6,865	3,376	2,906
Net proceeds for issuance of common stock	97,072	--	--
Net proceeds for issuance of preferred stock	24,664	--	--
Shares purchased by Operating Partnership	--	(19,715)	(4,822)
Redemption of Operating Partnership units	(25,770)	(309)	(2,650)
Contributions from minority interest partners	--	(14)	6,660
Distributions to minority interest partners	(20,466)	(25,184)	(24,268)
Dividends paid	(68,377)	(55,603)	(49,987)
Net cash provided by (used in) financing activities	40,396	2,110	(35,223)
Net increase (decrease) in cash and cash equivalents	584	2,122	(160)
Cash and cash equivalents at beginning of year	8,562	6,440	6,600
Cash and cash equivalents at end of year	$ 9,146	$ 8,562	$ 6,440

See accompanying notes to consolidated financial statements.   (continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of $4,084, $6,139 and $3,917 capitalized in 2003, 2002 and 2001, respectively.............................	$ 38,666	$ 29,636	$ 34,895
Supplemental disclosure of noncash investing and financing activities:			
Real estate under development transferred to rental properties..........	$ 124,459	$ --	$ --
Mortgage notes payable assumed in connection with the purchase of real estate..	$ --	$ --	$ 6,144
Issuance of Operating Partnership units in connection with the purchase of real estate......................................	$ --	$ --	$ 10,381
Capitalized costs relating to arbitration agreement in connection with the purchase of real estate......................................	$ 7,200	$ --	$ --
Consolidation of previously unconsolidated investment.....................	$ --	$ --	$ 8,087
Common stock issued pursuant to phantom stock plan......................	$ 458	$ --	$ --
Exchange of notes receivable for investment....................................	$ --	$ --	$ 8,347
Exchange of investment for note receivable from investee................	$ --	$ --	$ 1,929
Contribution of real estate in exchange for notes receivable and investments...	$ --	$ --	$ 22,463
Receipt of note receivable from third party in exchange for the following:			
Note receivable from investee...	$ --	$ 34,000	$ --
Accrued interest on note receivable from investee........................	--	2,393	--
Investments...	--	8,990	--
Other receivables from investee.....................................	--	117	--
Less cash received from investee....................................	--	(5,500)	--
	$ --	$ 40,000	$ --
Proceeds from disposition of real estate held by exchange facilitator..	$ --	19,477	--
Additional investment in limited partnership:			
Investments..	$ --	$ 3,681	$ --
Accounts payable...	--	(3,681)	--
	$ --	$ --	$ --
Real estate assets acquired due to merger:			
Real estate...	$ 3,970	$ 306,708	$ --
Prepaid expenses..	--	2,053	--
Deferred charges..	--	490	--
Notes payable...	--	(64,640)	--
Accounts payable and accrued liabilities................................	--	(8,411)	--
Other liabilities...	--	(2,754)	--
Additional paid in capital...	(2,170)	(136,809)	--
	$ 1,800	$ 96,637	$ --

See accompanying notes to consolidated financial statements.

F-6

(1) Organization and Basis of Presentation

The accompanying consolidated financial statements present the accounts of Essex Property Trust, Inc. (the Company), which include the accounts of the Company and Essex Portfolio, L.P. (the Operating Partnership, which holds the operating assets of the Company). The Company was incorporated in the state of Maryland in March 1994. On June 13, 1994, the Company commenced operations with the completion of an initial public offering (the Offering) in which it issued 6,275,000 shares of common stock at $19.50 per share. The net proceeds of the Offering of $112,070 were used to acquire a 77.2% general partnership interest in the Operating Partnership.

The Company has a 90.8% general partner interest and the limited partners own a 9.2% interest in the Operating Partnership as of December 31, 2003. The limited partners may convert their 2,265,990 Operating Partnership units into an equivalent number of shares of common stock. The Company has reserved shares of common stock for such conversions. These conversion rights may be exercised by the limited partners at any time through 2024.

On December 17, 2002, the Company acquired, by merger, John M. Sachs, Inc. ("Sachs Portfolio") resulting in the acquisition of its real estate portfolio, which consists of 20 multifamily properties, five recreational vehicle parks, two manufactured housing communities and two small office buildings. The cost of the transaction was $306,700 and was structured as a tax-free reorganization whereby the Company: (i) issued 2,719,875 shares of its common stock valued at $136,800, (ii) assumed mortgages on four of the newly acquired properties for approximately $64,600 with a fixed interest rate of 5.51%, maturing in January 2013, (iii) assumed and repaid unsecured liabilities in the amount of approximately $33,000, and (iv) paid the balance in cash of $72,200. The cash portion was funded through four new non-recourse mortgages on four previously unencumbered properties, with a weighted average interest rate of 5.64%, maturing in January 2013 and draws upon new and existing lines of credit. The Company accounted for this transaction using the purchase method of accounting; which resulted in the allocation of the purchase price to the assets and liabilities acquired based on their fair values. The fair value of assets and liabilities were based on management's estimates. No goodwill was recognized in connection with this purchase. The Company's results of operations for the period December 17, 2002 through December 31, 2002 include the Sachs Portfolio. On July 30, 2003, and under terms of the merger agreement, a final analysis was prepared, which indicated that the actual net liabilities of Sachs were less than the net liabilities of Sachs estimated to be outstanding as of the merger date. Based on this final analysis and as a post-closing adjustment payment pursuant to the merger agreement, the Company made a final payment of $1,800 in cash and issued an additional 35,860 shares of common stock valued at $2,170 to certain of the pre-merger shareholders of Sachs.

Unaudited pro forma information reflecting the acquisition of the Sachs Portfolio is presented in the following table. The amounts included therein assume that the acquisition had taken place at the beginning of the year.

| | For the years ended December 31, | |
	2002	2001
Total revenues	$ 239,394	$ 239,722
Total expenses	165,489	167,812
Gain the on sales of real estate	--	--
Minority interests	(24,634)	(23,967)
Income from continuing operations	49,271	51,731
Basic earnings per share	2.33	2.44
Diluted earnings per share	2.31	2.41
Weighted average number of proforma shares outstanding:		
Basic	21,146,025	21,171,810
Diluted	21,341,254	21,488,091

As of December 31, 2003, the Company operates and has ownership interests in 121 multifamily properties (containing 26,012 units), five recreational vehicle parks (containing 1,717 spaces), four office buildings (totaling approximately 63,540 square feet), and two manufactured housing communities (containing 607 sites) (collectively, the Properties). The Properties are located in Southern California (Los Angeles, Ventura, Orange, and San Diego counties), Northern California (the San Francisco Bay Area), the Pacific Northwest (Seattle, Washington, and Portland, Oregon metropolitan areas) and other areas (Hemet, California, Las Vegas, Nevada and Houston, Texas).

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

(2) Summary of Significant Accounting Policies

(a) Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties, its investments in and advances to joint ventures and affiliates, its notes receivables and its qualification as a Real Estate Investment Trust ("REIT"). The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

(b) Real Estate Rental Properties and Discontinued Operations

Rental properties are recorded at cost less accumulated depreciation. Depreciation on rental properties has been provided over estimated useful lives ranging from 3 to 30 years using the straight-line method. Development costs include acquisition, direct and indirect construction costs, interest and real estate taxes incurred during the construction and property stabilization periods.

Maintenance and repair expenses that do not add to the value or prolong the useful life of the property are expensed as incurred. Asset replacements and improvements are capitalized and depreciated over their estimated useful lives.

Certain rental properties are pledged as collateral for the related mortgage notes payable and secured line of credit.

In accordance with Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," the Company allocates the purchase price of real estate to land and building, and identifiable intangible assets, such as the value of above, below and at-market in-place leases. The values of the above and below market leases are amortized and recorded as either a decrease (in the case of above market leases) or an increase (in the case of below market leases) to rental revenue over the remaining term of the associated leases acquired. Acquired at-market leases are amortized to amortization expense over the term the Company expects to retain the acquired tenant, which is generally 20 months.

In accordance with SFAS 141 and its applicability to acquired in-place leases, we perform the following procedures for properties we acquire:

(1) estimate the value of the real estate "as if vacant" as of the acquisition date;

(2) allocate that value among land and building and determine the associated asset life for each;

(3) compute the value of the difference between the "as if vacant" value and the purchase price, which will represent the total intangible assets;

(4) allocate the value of the above and below market leases to the intangible assets and determine the associated life of the above market/ below market leases;

(5) allocate the remaining intangible value to the at-market in-place leases or customer relationships, if any, and the associated life of these assets.

As of December 31, 2003 the carrying value of acquired at-market in-place leases, net of accumulated amortization of $1,413 was $1,687. Amortization expense of acquired at-market in-place leases was $1,413 for the year ended December 31, 2003. The majority of the remaining unamortized at-market in-place leases as of December 31, 2003 will be amortized to expense in 2004.

Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment or held for sale may not be fully recoverable, the carrying amount will be evaluated. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount (including intangible assets) of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property.

The Company presents income and gains/losses on properties sold as discontinued operations net of minority interests. Real estate investments accounted for under the equity method of accounting remain classified in continuing operations upon disposition.

(c) Investments and Joint Ventures

The Company owns investments in joint ventures and affiliates and has significant influence but does not have voting control. Therefore, we account for our interest using the equity method of accounting. Under the equity method of accounting, the investment is carried at the cost of assets contributed or distributed, plus the Company's equity in undistributed earnings or losses since its initial investment. The Company's share of equity in income and gains on sales of real estate are included in other income in the accompanying consolidated statement of operations.

(d) Revenues and Gains on Sale of Real Estate

Rental revenue is reported on the accrual basis of accounting.

Revenue from tenants renting or leasing apartment units is recorded when due from tenants and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Apartment units are rented under short-term leases (generally, lease terms of 6 to 12 months) and may provide for no rent for the first month, depending on the market conditions and leasing practices of our competitors in each sub-market at the time the leases are executed.

The Company recognizes gains on sales of real estate when a contract is in place, a closing has taken place, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company does not have a substantial continuing involvement in the property.

(e) Income Taxes

Generally in any year in which the Company qualifies as a real estate investment trust (REIT) under the Internal Revenue Code (the Code), it is not subject to federal income tax on that portion of its income that it distributes to stockholders. No provision for federal income taxes has been made in the accompanying consolidated financial statements for each of the three years in the period ended December 31, 2003, as the Company believes it qualifies under the Code as a REIT and has made distributions during the periods in excess of its taxable income.

Cash dividends distributed for the years ended December 31, 2003, 2002, and 2001 are classified for tax purposes as follows:

	2003	2002	2001
Taxable portion	100.00%	100.00%	100.00%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

(f) Notes Receivable and Interest Income

Notes receivable relate to real estate financing arrangements that exceed one year. They bear interest at a market rate based on the borrower's credit quality and are recorded at face value. Interest is recognized over the life

of the note. The Company requires collateral for the notes.

A note is considered impaired pursuant to FASB's SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Pursuant to SFAS No. 114, a note is impaired if it is probable that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. The Company does not accrue interest when a note is considered impaired. When ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter. See note 5 for note receivable in which the Company has ceased accrual of interest income.

(g) Interest Rate Protection, Swap, and Forward Contracts

The Company has from time to time used interest rate protection, swap and forward contracts to manage its interest rate exposure on current or identified future debt transactions. The Company accounts for such derivative contracts using SFAS No. 133. Under SFAS No. 133 derivative instruments are required to be included in the balance sheet at fair value. The changes in the fair value of the derivatives are accounted for depending on the use of the derivative and whether it has been designated and qualifies as a part of a hedging relationship. If the hedged exposure is a cash flow exposure, changes in fair value of the effective portion of the gain or loss on the derivative instrument are reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Changes in the ineffective portion of the gain or loss are reported in earnings immediately.

(h) Deferred Charges

Deferred charges are principally comprised of loan fees and related costs which are amortized over the terms of the related borrowing in a manner which approximates the effective interest method.

(i) Interest

The Company capitalized $4,084, $6,139, and $3,917 of interest related to the development of real estate during 2003, 2002, and 2001, respectively.

(j) Cash Equivalents and Restricted Cash

Highly liquid investments with original maturities of three months or less when purchased are classified as cash equivalents. Restricted cash relates to reserve requirements in connection with the Company's tax-exempt variable rate bond financings.

(k) Minority Interest

Minority interests includes the 9.2% and 10.0% limited partner interests in the Operating Partnership not held by the Company at December 31, 2003 and 2002, respectively. The Company periodically adjusts the carrying value of minority interest in the Operating Partnership to reflect its share of the book value of the Operating Partnership. Such adjustments are recorded to stockholders' equity as a reallocation of minority interest in the Operating Partnership in the accompanying consolidated statements of stockholders' equity. The minority interest balance also includes the Operating Partnership's cumulative redeemable preferred units (note 10).

(l) Stock-based Compensation

The Company applies APB Opinion No. 25 (APB 25) and related interpretations in accounting for its stock-based compensation plans granted to employees and directors. Under APB 25, no compensation cost has been recognized for stock options granted to employees and directors since all such stock options were granted with an exercise price equal to the fair market value of the underlying common stock. For the Company's Series Z Incentive Plan and Phantom Stock Plan (See note 12), compensation expense recognized during the years ended December 31, 2003, 2002, and 2001 was $407, $911, and $327, respectively. Had compensation cost for these stock options and the Company's other plans been determined based on the fair value at the grant dates consistent with the fair value method pursuant to SFAS 123, the Company's net income applicable to common stockholders for the years ended December 31, 2003, 2002, and 2001 would have been reduced to the pro forma amounts indicated below:

		2003		2002		2001
Net income available to common stockholders:						
As reported	$	36,791	$	52,874	$	48,545
Compensation expense under APB 25		407		911		327
Compensation expense under SFAS 123		(924)		(1,416)		(848)
Pro forma		36,274		52,369		48,024
Basic earnings per common share:						
As reported	$	1.71	$	2.85	$	2.63
Pro forma		1.69		2.83		2.60
Diluted earnings per common share:						
As reported	$	1.70	$	2.82	$	2.59
Pro forma		1.67		2.80		2.56
Weighted-average fair value of stock options granted during the year	$	4.18	$	4.69	$	5.82
Fair value of junior stock (Series Z units) granted	$	--	$	--	$	16.16

The fair value of stock options granted each period was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2003	2002	2001
Risk-free interest rates	2.58%-3.21%	3.08%-4.62%	3.54%-4.96%
Expected lives	5-6 years	6 years	6 years
Volatility	17.89%-19.18%	18.92%	18.93%
Dividend yield	5.66%-6.12%	6.30%	5.70%

(m) New Accounting Pronouncements Adopted

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The other provisions of SFAS 148 are effective for the Company with the beginning of fiscal year 2003. Beginning January 1, 2004, the Company will adopt the fair value based method of accounting to account for its stock-based compensation plans granted to employees and directors using the retroactive restatement method as provided by SFAS 123. The adoption of the fair value method will increase compensation expense in the amount of $517, $505

and $521 for the years ended December 31, 2003, 2002 and 2001 on the Company's consolidated income statements.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" to variable interest entities (VIEs) in which equity investors lack an essential characteristic of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (FIN 46 Revised) resulting in multiple effective dates based on the nature as well as the creation of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004 may be accounted for either based on FIN 46 or FIN 46 Revised. However, FIN 46 Revised must be applied no later than the Company's first quarter of 2004. VIEs created after January 1, 2004 must be accounted for under FIN 46 Revised. Special Purpose Entities (SPEs) created prior to February 1, 2003 may be accounted for under FIN 46 or FIN 46 Revised but no later than the Company's quarter ended December 31, 2003. Non-SPEs created prior to February 1, 2003 are to be accounted for under FIN 46 Revised no later than the first quarter of 2004. The Company has not formed nor is a party to any SPEs. Under FIN 46 Revised, the disclosure requirements are effective for all financial statements initially issued after December 31, 2003. Certain of the entities through which and with which we conduct business, have been deemed to be VIEs under the provisions of FIN 46 Revised. Based on our analysis of FIN 46 Revised, we expect to consolidate Essex Management Corporation (EMC) and Essex Fidelity I Corporation (EFC), effective March 31, 2004, as we are the primary beneficiary of these VIEs. The total assets and liabilities of EMC and EFC, net of intercompany eliminations, were approximately $23,300 and $9,000, respectively, at December 31, 2003.

It is reasonably possible that certain other entities through which and with which the Company conducts business, including those described in Notes 3(c), 4, 5 and 9 of the consolidated financial statements will be deemed to be VIEs under the provisions of FIN 46 Revised and that we may be the primary beneficiary. The Company is continuing its evaluation of these other various entities, which currently it is uncertain if such entities would result in consolidation. If such other entities are required to be consolidated pursuant to FIN 46 Revised, the total assets and liabilities, net of intercompany balances would be $214,300 and $198,400 and an estimated maximum exposure to loss would be equal to the Company's investments and commitments in these entities of $15,600, as of December 31, 2003.The disclosures provided reflect management's understanding and analysis of FIN 46 Revised based upon information currently available. The Company continues to evaluate and analyze the complex terms of FIN 46 Revised and the evaluation of the impact of FIN 46 Revised on the Company's consolidated financial statements is ongoing and is subject to change in the event additional interpretive guidance is provided by the FASB or others.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. Certain provisions have been deferred indefinitely by the FASB under FSP 150-3. This standard did not have a material impact on our consolidated financial position or results of operations.

(n) Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

(3) Real Estate

(a) Rental Properties

Rental properties consist of multifamily properties with a net book value of $1,445,008 and other rental properties (office buildings, recreational vehicle parks, and manufactured housing communities) with a net book value of $46,677.

The properties are located in California, Washington, Oregon, Nevada and Texas. The operations of the properties could be adversely affected by a recession, general economic downturn or a natural disaster in the areas where the properties are located.

For the years ended December 31, 2003, 2002, and 2001, gain on the sales of real estate was $0, $8,061(net of minority interests), and $3,788, respectively. The Company utilized Internal Revenue Code section 1031 to defer the majority of the taxable gains resulting from these sales.

For the years ended December 31, 2003, 2002, and 2001, depreciation expense on real estate within continuing operations was $49,409, $37,042, and $35,915, respectively. For the years ended December 31, 2003, 2002, and 2001, depreciation expense on real estate within discontinued operations was $0, $191, and $380, respectively.

(b) Sales of Real Estate

The Company recognizes sales of real estate when a contract has been executed, a closing has occurred, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company does not have a substantial continuing involvement in the property. Each property is considered a separately identifiable component of the Company and is reported in discontinued operations when the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of a disposal transaction. Interest expense associated with a mortgage loan is classified as a component of discontinued operations if that loan is directly secured by a property classified as a discontinued operation.

(c) Investments

The Company has investments in a number of affiliates, which are accounted for under the equity method. The affiliates own and operate multifamily rental properties.

Essex Apartment Value Fund, L.P. ("Fund I"), is an investment fund organized by the Company in 2001 to add value through rental growth and asset appreciation, utilizing the Company's development, redevelopment and asset management capabilities. Currently Fund I is considered fully invested based on its acquisitions to date and anticipated development and redevelopment expenditures. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is a 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. Fund I now expects to utilize leverage of approximately 61% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to Fund I. As of December 31, 2003, the Company's share of such capital commitment which may be called by Fund I is $9,600. In addition, Essex will be compensated by Fund I for its asset management, property management, development and redevelopment services and may receive incentive payments if Fund I exceeds certain financial return benchmarks.

The current portfolio of stabilized properties of Fund I as of December 31, 2003 is set forth below:

Property Name	Location	Units	Loan Amount ($ in millions)	Fixed Interest Rate	Loan Maturity Date
Villas at Carlsbad	Carlsbad, CA	102	$ 9.6	5.03%	Aug-11
Villa Venetia	Costa Mesa, CA	468	53.6	4.58%	Jun-13
Huntington Villas	Huntington Beach, CA	400	38.1	4.64%	May-10
Rosebeach Apartments	La Mirada, CA	174	8.3	7.09%	Feb-11
The Arboretum at Lake Forest	Lake Forest, CA	225	23.0	5.16%	Feb-10
Newport Beach North (49.9%)(1)	Newport Beach, CA	732	28.0	5.30%	Dec-12
Newport Beach South (49.9%)(1)	Newport Beach, CA	715	24.6	5.30%	Dec-12
Foxborough Homes	Orange, CA	90	4.8	7.84%	Jul-09
Ocean Villa	Oxnard, CA	119	9.9	5.42%	May-13
The Crest at Phillips Ranch	Pomona, CA	501	35.4	7.99%	Jul-05
Villas at Bonita	San Dimas, CA	102	8.3	4.67%	May-10
Villas at San Dimas	San Dimas, CA	156	13	4.67%	May-10
Vista del Rey	Tustin, CA	116	7.9	6.95%	Feb-11
Andover Park Apartments	Beaverton, OR	240	12.2	6.66%	Oct-11
Hunt Club	Lake Oswego, OR	256	11.5	7.05%	Feb-11
Total		4,396	$ 288.2		

---

(1) Fund I acquired a 49.9% equity investment in this property and accounts for its investment under the equity method of accounting.

On December 15, 2003, Fund I obtained construction loans for the development of two of its communities in the committed principal amount of $66,000, with a variable interest rate of LIBOR plus 2%. These loans mature in January 2007, with options to extend the maturity for up to two years thereafter. The principal balance of these construction loans was $28,100 on December 31, 2003.

During 2003, Fund I reduced its credit facility to $30,000 from $125,000. The line bears interest at LIBOR plus 0.875% and matures in June 2004. As of December 31 2003, the outstanding balance on this line was zero. The line provides for debt covenants relating to limitations on mortgage indebtedness. The facility agreement contains debt covenants related to limitations on mortgage indebtedness.

In addition to distributions with respect to its pro-rata share of Fund I's limited partnership interest, VFGP (1) is to receive special priority distributions from Fund I in the annual amount of 1% of Fund I's unreturned third party capital, payable quarterly for managing Fund I's operations, and (2) may receive over the life of Fund I incentive distributions up to 20% of the cumulative net profits on Fund I's investments, if Fund I exceeds certain financial return benchmarks, including a minimum 10% compounded annual return on the Limited Partner's total capital contributions. VFGP is to also be paid fees consistent with industry standards for its property management, development and redevelopment services with respect to Fund I's investments. VFGP will not receive transaction fees, such as acquisition, disposition, and financing or similar fees, in connection with the operation of the Fund.

In October 1999, the Company entered into two separate joint venture arrangements and through two separate private REITs, Newport Beach North, Inc. and Newport Beach South, Inc., received an approximate 49.9% equity interest in each. Generally, profit and loss are allocated to the partners in accordance with their ownership interests. In addition to its equity earnings, the Company is entitled to management and redevelopment fees from the joint ventures. On July 11, 2003 Fund I acquired a 49.9% ownership interest in these joint ventures from an unrelated co-investment partner.

In December 1999, the Company entered into a joint venture arrangement (AEW joint venture) and received an approximate 20% equity interest in the joint venture. The Company contributed its investment in Riverfront Apartments, Casa Mango Apartments, and Westwood Apartments into the joint venture. The Company also contributed land and development rights for a development community, Tierra Vista, located in Oxnard, California. The AEW joint venture completed construction and reached stabilized operations of Tierra Vista in 2001. On April 17, 2002, Riverfront Apartments and Casa Mango Apartments were sold to an unrelated third party. The

combined sales price was approximately $52,000. The buyer of these two properties assumed two non-recourse mortgages in the cumulative amount of approximately $26,500, with a 6.5% fixed interest rate, which matures in February 2009. The Company's equity in income from the gain on the sale of real estate was $2,000 and is presented as interest and other income in the accompanying consolidated statement of operations. The Company contributed the assets to the joint venture in December 1999 at costs of approximately $41,000. In addition, the Company earned a fee in conjunction with the sale of these assets in the amount of $1,110 and this fee is presented as interest and other income in the accompanying consolidated statement of operations. In the third quarter of 2002, the Company recognized an incentive fee it earned related specifically to these two asset sales in the amount of $475. Generally, profit and loss are allocated to the partners in accordance with their ownership interests. In addition to its equity earnings, the Company is entitled to management, redevelopment and development fees from the joint venture and incentive payments based on the financial success of the joint venture.

The Company holds limited partnership interests in 17 partnerships which collectively own ten multifamily properties, comprised of 1,831 units (Down REIT entities). These investments were made under arrangements whereby Essex Management Corporation (EMC) became the general partner, the Operating Partnership became a special limited partner, and the other limited partners were granted rights of redemption for their interests. Such partners can request to be redeemed and the Company can elect to redeem their rights for cash or by issuing shares of its common stock on a one unit per share basis. Redemption values will be based on the market value of the Company's common stock at the time of redemption multiplied by the number of units stipulated under the above arrangements. The other limited partners receive distributions based on the Company's current dividend rate times the number of redemption shares. The equity in income or loss reported by the Company under the equity method of accounting by these down REIT entities is the residual net income of these down REIT entities after income has been allocated to the other limited partners equal to the distributions they received.

In November 2001, the Company received a loan for approximately $6,800 from Mountain Vista, LLC ("Mountain Vista"), which is due on December 1, 2011. The Company recorded the loan as a reduction to the balance of the Company's investment in Mountain Vista since the substance of the transaction was a distribution from an equity method investee.

The Company has investments in two taxable REIT subsidiaries, EMC and Essex Fidelity I Corporation (EFC). The Company has a 99% economic interest in these entities through its ownership 100% of the nonvoting preferred stock. Executives of the Company have a 1% economic interest through ownership of 100% of the common stock and for the years ended December 31, 2003, 2002 and 2001 have not received any form of compensation from this ownership interest. These entities were formed for the purpose of acquiring, developing and managing real property and are accounted for on the equity method of accounting. As of December 31, 2003, the majority of the assets owned by EFC are a 67-unit townhome community and a 9.8 acre land parcel and the majority of the assets owned by EMC are 0.5% to 1% general partnership interests in Down REIT entities and other single asset entities in which the Company is the limited partner. EFC and EMC made these investments by using proceeds from loans from the Company.

	2003	2002
Investments in joint ventures:		
Direct and indirect LLC member interests of approximately 49.9% in Newport Beach North, LLC and Newport Beach South, LLC...	$ 13,020	$ 13,234
Limited partnership interest of 20.4% and general partner interest of 1% in Essex Apartment Value Fund, L.P...	51,110	17,832
Limited partnership interest of 20% in AEW joint venture...	4,406	7,352
Class A member interest of 45% in Park Hill LLC...	5,731	5,652
Preferred limited partnership interests in Mountain Vista Apartments...	5,276	5,276
Minority limited partnership interests in Down REIT entities...	13,367	11,346
Total equity method investments...	92,910	60,692
Other investments, primarily through EFC and EMC...	485	520
Total investments...	$ 93,395	$ 61,212
Distributions in excess of earnings in joint ventures:		
Minority limited partnership interests in Down REIT entities...	$ (7,669)	$ (7,810)

Distributions in excess of earnings in joint ventures has been classified within accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

The combined summarized financial information of investments, which are accounted for under the equity method, are as follows:

| | December 31, | | | |
	2003		2002	
Balance sheets:				
Real estate and real estate under development	$	830,054	$	612,349
Other assets		39,694		36,014
Total assets	$	869,748	$	648,363
Mortgage notes payable	$	574,906	$	378,408
Other liabilities		65,851		135,192
Partners' equity		228,991		134,763
Total liabilities and partners' equity	$	869,748	$	648,363
Company's share of equity	$	85,726	$	53,402

| | Years ended December 31, | | | | | |
	2003		2002		2001	
Statements of operations:						
Total revenue	$	89,390	$	97,950	$	70,414
Total expenses		75,354		63,798		60,289
Total net income	$	14,036	$	34,152	$	10,125
Company's share of net income	$	3,180	$	7,576	$	3,854

(d) Real Estate Under Development

The Company is developing two multifamily residential communities, with an aggregate of 444 units. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners, entered into contractual construction related commitments with unrelated third parties and the total estimated cost for this projects are approximately $70,300. As of December 31, 2003, the remaining development commitment, including those held in joint ventures, is approximately $17,900.

(4) Notes Receivable from Investees and Other Related Parties

Notes receivable from joint venture investees and other related party receivables consist of the following as of December 31, 2003 and 2002:

	2003		2002
Notes receivable from joint venture investees:			
Note receivable from Highridge Apartments, secured, bearing interest at 10%, due on demand	$ 2,950	$	2,950
Notes receivable from EFC, secured, bearing interest at LIBOR + 2.5%, due 2004	--		9,700
Notes receivable from EFC, secured, bearing interest at 10.0%, due 2009	7,065		5,279
Notes receivable from EFC, unsecured, bearing interest at 7.5%, due 2011	390		726
Receivable from Newport Beach North LLC and Newport Beach South LLC, due on demand	200		376
Other related party receivables, unsecured:			
Loans to officers prior to July 31, 2002, bearing interest at 8%, due April 2006	633		633
Other related party receivables, substantially all due on demand	7,769		4,417
	$ 19,007	$	24,081

The Company's officers and directors do not have a substantial economic interest in these joint venture investees.

Other related party receivables consist primarily of accrued interest income on related party notes receivable from investees and other related parties and loans to officers, advances and accrued management fees from joint venture partnerships, and unreimbursed expenses due from EMC.

(5) Notes and Other Receivables

Notes and other receivables consist of the following as of December 31, 2003 and 2002:

	2003		2002
Note receivable from Derian Ave., LLC, secured, bearing interest at 9.3%, due on demand	$ 15,000	$	15,000
Note receivable from DOIT City Heights Los Angeles L.P., secured, interest payable monthly at 9%, principal due December 2007	2,434		2,434
Note receivable from Derian Ave., LLC, secured, bearing interest at 15.0%, due on demand	4,459		3,848
Other receivables	11,132		10,036
	$ 33,025	$	31,318

Other receivables consist primarily of accrued interest income on receivables and other advances including subordination fees and land lease fees.

In July 2000 the Company acquired a development land parcel in Irvine, California. As a condition to the acquisition, an affiliate of the Company acquired a vacant 110,000 square foot office building located adjacent to the development site for $14,600. In August 2000 the affiliate sold the office building to a third party for $15,000. The Company loaned Derian Ave., LLC $15,000 as a secured first mortgage on the property as noted above. In addition, after the buyer expended $500 for such items as tenant improvements, leasing commissions, and carrying costs, the Company agreed to lend an additional $4,500 to the buyer for these related items, under a mezzanine loan, which is secured by a second deed of trust on the property (the "Mezzanine Loan"). The recorded balance of the Mezzanine

Loan is approximately $4,459, of which the principal shareholder of the buyer personally guarantees $1,700. The Company has evaluated the realization potential of the first and mezzanine loans and, effective June 2002, has ceased accruing interest income on these notes until the timing of the borrower's cash flow from the office building is more predictable. The loan matured in March 2003 and is in default. As of December 31, 2003, the owner leased 62.7% of the rentable square footage for amounts acceptable to the Company. The Company has determined that the current recorded balances due under these loans are properly valued.

(6) Related Party Transactions

The Company provides some of its fee-based property management services through EMC. All general and administrative expenses of the Company and EMC are initially borne by the Company, with a portion subsequently allocated to EMC based on a business unit allocation methodology, formalized and approved by management and the Board of Directors. Expenses allocated to EMC for the years ended December 31, 2003, 2002, and 2001 totaled $2,553, $2,717, and $2,635, respectively, and are reflected as a reduction in general and administrative expenses in the accompanying consolidated statements of operations.

The Company's Chairman, George Marcus, is also the Chairman of the Marcus & Millichap Company (MM), which is a real estate brokerage firm. During the years ended December 31, 2003, 2002, and 2001, the Company paid brokerage commissions totaling $854, $0, and $0 to MM on the purchase and sales of real estate. The commissions are either capitalized as a cost of acquisition or are reflected as a reduction of the gain on sales of real estate in the accompanying consolidated statements of operations. EMC is entitled to receive a percentage of MM brokerage commissions on certain transactions in which the Company is a party.

Interest and other income includes interest income of $315, $1,639, and $1,236 for the years ended December 31, 2003, 2002, and 2001, respectively, which was earned principally on the notes receivable from related party partnerships in which the Company owns an ownership interest (Joint Ventures). Interest and other income also include management fee income and investment income earned by the Company from its Joint Ventures in which it has an ownership interest of $9,491, $15,463, and $11,567 for the years ended December 31, 2003, 2002, and 2001, respectively.

(7) Mortgage Notes Payable

Mortgage notes payable consist of the following as of December 31, 2003 and 2002:

	2003	2002
Mortgage notes payable to a pension fund, secured by deeds of trust, bearing interest at rates ranging from 6.62% to 8.18%, interest only payments due monthly for periods ranging from October 2001 through November 2004, principal and interest payments due monthly thereafter, and maturity dates ranging from October 2008 through October 2010. Under certain conditions a portion of these loans can be converted to an unsecured note payable. Three loans are cross-collateralized by eight, three and two properties.. $	237,018	$ 238,501
Mortgage notes payable, secured by deeds of trust, bearing interest at rates ranging from 5.490% to 8.055%, principal and interest payments due monthly, and maturity dates ranging from February 2006 through January 2014. At December 31, 2003, four mortgage notes payable totaling $42,410 had a variable interest rate priced at Freddie Mac's Reference Rate plus 1.3%. On January 31, 2004, these notes converted to a fixed interest rate of 5.65%..	377,860	322,015
Multifamily housing mortgage revenue bonds secured by deeds of trust on rental properties and guaranteed by collateral pledge agreements, payable monthly at a variable rate as defined in the Loan Agreement (approximately 2.9% at December 2003 and 2.6% at December 2002), plus credit enhancement and underwriting fees ranging from approximately 1.2% to 1.9%. The bonds are convertible to a fixed rate at the Company's option. Among the terms imposed on the properties, which are security for the bonds, is that 20% of the units are subject to tenant income qualifications criteria. Principal balances are due in full at various maturity dates from July 2020 through December 2032. These bonds are subject to various interest rate cap agreements which limit the maximum interest rate with respect to such bonds...	75,296	59,420
Mortgage notes payable, secured by deeds of trust, bearing interest at rates ranging from 7.00% to 7.08%, principal and interest payments due monthly, and maturity dates ranging from January 2005 through April 2005. Under certain conditions these loans can be converted to unsecured notes payable. One loan is cross-collateralized by three proprties...	33,072	33,664
Multifamily housing mortgage revenue bonds secured by deed of trust on a rental property and guaranteed by a collateral pledge agreement, bearing interest at 6.455%, principal and interest payments due monthly through January 2026. Among the terms imposed on the property, which is security for the bonds, is a requirement that 20% of the units are subject to tenant income qualification criteria. The interest rate will be repriced in February 2008 at the then current tax-exempt bond rate...	15,883	16,198
Multifamily housing mortgage revenue bonds secured by deed of trust on rental property, bearing interest at 7.69%, principal and interest installments due monthly through June 2018. Among the terms imposed on the property, which is security for the bonds, is a requirement that 20% of the units are subject to tenant income qualifications criteria. This bond was repaid in 2003 from proceeds of a new mortgage note payable on the property which served as security for this financing..................................	--	7,765
$	739,129	$ 677,563

The aggregate scheduled maturities of mortgage notes payable are as follows:

2004	$	8,223
2005		41,300
2006		20,703
2007		63,448
2008		108,947
Thereafter		496,508
	$	739,129

Repayment of debt before the scheduled maturity date could result in prepayment penalties.

The Company has interest rate cap contracts in order to reduce the risks associated with increases in interest rates on its tax exempt variable rate demand bonds. The Company has the right to receive cash if interest rates increase above a specified level. The purpose of the caps is to hedge the exposure to variability in expected future interest cash flows above a fixed interest rate, and, accordingly, they are accounted for as cash flow hedges under SFAS 133. The Company determines the fair value of the caps and assesses the ineffectiveness of the hedge based on changes in the time value of the caps. As of December 31, 2003 and 2002, the Company's tax-exempt debt subject to cap agreements totaled $75,296 and $59,420 at a weighted average interest rate of 2.9% and 2.6%, respectively. These cap agreements have maturity dates ranging from 2004 to 2009. The cap agreements are accounted for in accordance with SFAS No. 133, which as amended, was adopted by the Company on January 1, 2001. At December 31, 2003 and 2002, the Company was not a party to any other interest rate protection agreements.

(8) Lines of Credit

The Company has two outstanding lines of credit for an aggregate amount of $275,000. The first line, in the amount of $185,000, matures in May 2004, with an option to extend it for one year thereafter. During the third quarter of 2003 the Company expanded this unsecured revolving credit facility to $185,000 from $165,000. No other material terms of this facility were revised. Outstanding balances under this line of credit bear interest at a rate, which uses a tiered rate structure tied to the Company's corporate ratings, if any, and leverage rating, which has been priced at LIBOR plus 1.10% during 2003 and 2002. As of December 31, 2003 and 2002, the interest rate was approximately 2.1% and 2.6%, respectively. At December 31, 2003 the Company had $12,500 outstanding on this line of credit. On December 18, 2003, the Company obtained a 5-year, $90,000 credit facility from Freddie Mac, secured by four of Essex's multifamily communities. The aggregate maximum principal amount of the facility is $90,000, increasing to $100,000 on July 1, 2004. The Company borrowed $80,600 under this facility, comprised of two tranches as follows: $41,000 locked for 60 days at a base rate of 1.586% (55 basis points over Freddie Mac's Reference Rate) and $39,600 locked for 180 days at a base rate of 1.695% (59 basis points over Freddie Mac's Reference Rate). This credit facility has a lower cost of borrowing as compared to the Company's unsecured credit facility. The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth.

(9) Lease Agreements

During the fourth quarter of 2003, the Company entered into lease and purchase option agreements with unrelated third parties related to its five recreational vehicle parks that are comprised of 1,717 spaces, and two manufactured housing communities that contain 607 sites. Based on the agreements, the unrelated third parties have an option to purchase the assets in approximately four years for approximately $41,700 – a 5% premium to the gross book value of the assets. The Company received $474 as consideration for entering into the option agreement. The option premium of $4,030 has been recorded as deferred revenue and has been classified with accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Under the lease agreements Essex is to receive a fixed monthly lease payment in addition to a non-refundable upfront payment that will be amortized using the straight-line method over approximately five years (the life of the lease). These operating leases also provide for the Company to pass through all executory costs such as property taxes.

The Company is a lessor under a land lease associated with two properties located in Southern California. The land leases entitle the Company to receive fixed annual land lease payments totaling a minimum of $1,569 over a thirty-four year term ended 2034. The Company has the option to purchase the properties in 2006 or can be required to sell the land in 2006 as specified in the buyout provisions of the agreement.

The future minimum non-cancelable base rent to be received under these operating leases for each of the years ending after December 31, 2003 are summarized as follows:

	Future Minimum Rent
2004	$ 4,533
2005	4,533
2006	4,533
2007	4,533
2008	4,130
2009 and thereafter	40,652
	$ 62,914

The carrying value of the rental properties as of December 31, 2003 is $50,298.

(10) Equity Transactions

As of December 31, 2003, the Company, either directly or through the Operating Partnership, has the following cumulative redeemable preferred securities outstanding.

Description	Issue Date		Liquidation Preference
7.875% Series B	February 1998	1,200,000 units	$60,000
7.875% Series B	April 1998	400,000 units	$20,000
9.125% Series C	November 1998	--	--
9.300% Series D	July 1999	2,000,000 units	$50,000
9.250% Series E	September 1999	2,200,000 units	$55,000
7.8125% Series F	September 2003	1,000,000 shares	$25,000

Dividends on the securities are payable quarterly. The holders of the securities do not have any voting rights. The Company has the right to redeem the units on the fifth anniversary after the issue date. The Series B, D, and E preferred units represent preferred interests issued by the Operating Partnership and are therefore included in minority interests in the accompanying consolidated balance sheet.

On July 30, 2003, in connection with the Company's acquisition, by merger, of John M. Sachs, Inc. ("Sachs") that was completed on December 17, 2002, and under the terms of the merger agreement, a final analysis was prepared, which indicated that the actual net liabilities of Sachs were less than the net liabilities of Sachs estimated to be outstanding as of the merger date. Based on the final analysis and as a post-closing adjustment payment

pursuant to the merger agreement, the Company made a final payment of approximately $1,766 in cash and issued an additional 35,860 shares of common stock valued at $2,170 to certain of the pre-merger shareholders of Sachs.

On September 23, 2003, the Company issued 1,000,000 shares of its Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") at a fixed price of $24.664 per share, a discount from the $25.00 per share liquidation value of the shares. The shares do not begin to accrue a dividend until November 25, 2003, and, following that date, will pay quarterly distributions at an annualized rate of 7.8125% per year of the liquidation value and will be redeemable by the Company on or after September 23, 2008. The Company amortized the original discount in connection with the issuance of these shares in the fourth quarter of 2003, resulting in a charge of approximately $336. The shares were issued pursuant to the Company's existing shelf registration statement. The Company used the net proceeds from this sale of Series F Preferred Stock to redeem all of the 9.125% Series C Cumulative Redeemable Preferred Units (the "Series C Preferred Units") of Essex Portfolio, L.P., of which the Company is the general partner.

On October 6, 2003, the Company sold 1.6 million newly issued shares of common stock and received offering proceeds (before expenses) of $60.67 per share, representing a 3.25% discount to the common stock's closing price on September 30, 2003, the date of the underwriting agreement between the Company and the underwriter, pursuant to which the shares were sold. The shares were issued pursuant to the Company's existing shelf registration statement. The proceeds of the offering of approximately $97,072 is expected to be used for the acquisition of multifamily communities located in the Company's targeted West Coast markets and may also be used for general corporate purposes, including the repayment of debt and the funding of development activities.

On October 14, 2003, the Company issued a notice of redemption to the holders of its 9.125% Series C Cumulative Redeemable Preferred Units. Pursuant to the provisions of the Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., the Company redeemed all outstanding Series C Preferred Units on November 24, 2003. In connection with this redemption the Company incurred a non-cash charge of $625 related to the write-off of the issuance costs.

In January 2004, the Company restructured its previously issued $50,000, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80,000, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units"). The existing distribution rate of 9.30% of the Series D Units will continue until July 27, 2004 – the end of the current non-call period. On July 28, 2004, the distribution rate on the Series D Units will be reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option will be extended by six years to July 28, 2010. The dates that the Series B Units can first be redeemed at the Company's option will be extended from February 6, 2003 to December 31, 2009.

(11) Per Share Data

Basic and diluted income from continuing operations per share are calculated as follows for the years ended December 31:

	2003			2002			2001		
	Income	Weighted-average Common Shares	Per Common Share Amount	Income	Weighted-average Common Shares	Per Common Share Amount	Income	Weighted-average Common Shares	Per Common Share Amount
Basic:									
Income from continuing operations	$ 36,791	21,468,013	$ 1.71	$ 44,588	18,530,424	$ 2.41	$ 47,912	18,451,935	$ 2.60
Income from discontinued operations	--	21,468,013	--	8,286	18,530,424	0.44	633	18,451,935	0.03
	36,791		$ 1.71	52,874		$ 2.85	48,545		$ 2.63
Effect of Dilutive Securities:									
Convertible limited partnership Units(1)	--	--		--	--		--	--	
Stock options (2)	--	154,941		--	155,229		--	316,281	
Vested series Z incentive units	--	55,912		--	40,000		--	--	
	--	210,853		--	195,229		--	316,281	
Diluted:									
Income from continuing operations	36,791	21,678,866	$ 1.70	44,588	18,725,653	$ 2.38	47,912	18,768,216	$ 2.56
Income from discontinued operations	--	21,678,866	--	8,286	18,725,653	0.44	633	18,768,216	0.03
	$ 36,791		$ 1.70	$ 52,874		$ 2.82	$ 48,545		$ 2.59

(1) Convertible limited partnership units of 2,269,064, 2,281,848 and 2,236,491 for the years ended December 31, 2003, 2002 and 2001, respectively, were not included because they were anti-dilutive.

(2) The following stock options are not included in the diluted earnings per share calculation because the exercise price of the option was greater than the average market price of the common shares for the year and, therefore, the effect would be anti-dilutive:

	2003	2002	2001
Number of options	--	76	145
Range of exercise prices	n/a	$50.480-54.250	$49.250-54.250

(12) Stock Based Compensation Plans

The Essex Property Trust, Inc. 1994 Stock Incentive Plan provides incentives to attract and retain officers, directors and key employees. The Stock Incentive Plan provides for the grants of options to purchase a specified number of shares of common stock or grants of restricted shares of common stock. Under the Stock Incentive Plan, the total number of shares available for grant is approximately 1,375,400. The Board of Directors (the Board) may adjust the aggregate number and type of shares reserved for issuance. Participants in the Stock Incentive Plans are selected by the Stock Incentive Plan Committee of the Board, which is comprised of independent directors. The Compensation Committee is authorized to establish the exercise price; however, the exercise price cannot be less than 100% of the fair market value of the common stock on the grant date. The Company's options have a life of ten years. Option grants fully vest between one year and five years after the grant date.

In connection with the Company's 1994 initial public offering, the Company provided a one-time grant of options to Marcus & Millichap ("MM") to purchase 220,000 shares of common stock at the initial public offering price of $19.50 per share pursuant to an agreement whereby Marcus & Millichap Real Estate Investment Brokerage Company, a subsidiary of MM, will provide real estate transaction, trend and other information to the Operating Partnership for a period of ten years. In February 2002, MM exercised and sold the shares underlying this one-time grant. This option was exercised in a "cashless" transaction pursuant to FAS 123, whereby MM was issued 129,302 shares of Company common stock based on the current market price of the Company's common stock of $47.30 at the time of exercise.

The Company has also reserved 406,500 shares of common stock in connection with the Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan. There was no activity in this plan during 2003, 2002, and 2001.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002, and 2001 and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year.............	743,692	$ 39.81	918,676	$ 32.15	885,958	$ 28.48
Granted...	73,500	55.09	162,750	49.15	162,500	49.88
Exercised......................................	(197,741)	34.72	(322,944)	22.57	(111,982)	27.57
Forfeited and canceled........................	(29,220)	49.52	(14,790)	43.65	(17,800)	43.42
Outstanding at end of year....................	590,231	42.93	743,692	39.81	918,676	32.14
Options exercisable at year end..............	301,851	37.70	383,442	34.25	567,632	26.51

The following table summarizes information about stock options outstanding as of December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding as of December 31, 2003	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of December 31, 2003	Weighted-average exercise price
$13.10-19.64	4,050	0.8 years	$ 18.57	4,050	$ 18.57
19.64-26.20	19,885	5.2 years	26.13	7,885	26.13
26.20-32.75	84,685	4.5 years	30.11	74,405	29.97
32.75-39.29	119,432	4.3 years	34.96	116,532	34.91
39.29-45.84	33,429	6.0 years	40.57	11,229	40.26
45.84-52.39	277,550	7.5 years	49.60	86,750	49.48
52.39-58.94	42,000	8.6 years	55.64	1,000	54.02
58.94-65.49	9,200	7.2 years	60.96	--	--
	590,231	6.3 years	42.93	301,851	37.70

On June 28, 2001, the Operating Partnership issued 200,000 Series Z Incentive Units of limited partner interest (the "Series Z Incentive Units") to eleven senior executives of the Company in exchange for a capital commitment of $1.00 per Series Z Incentive Unit, for an aggregate offering price of $200. Upon certain triggering events, the Series Z Incentive Units will automatically convert into common Operating Partnership units based on a conversion ratio that may increase over time upon satisfaction of specific conditions. The conversion ratio, initially set at zero, will increase by 10% (20% in 2002) on January 1 of each year for each participating executive who remains employed by the Company if the Company has met a specified "funds from operations" per share target for the prior year, up to a maximum conversion ratio of 1.0. The conversion ratio as of January 1, 2002 was 20%, which resulted in 40,000 Series Z Incentive Units being convertible into up to an equal amount of common Operating Partnership Units. On January 1, 2003, the conversion ratio increased by 8%, to 28% based on the approval of the Board of Directors. In certain change of control situations, the participating executives will also be given the option to convert their units at the then-effective conversion ratio. In addition, the Operating Partnership has the option to redeem Series Z Incentive Units held by any executive whose employment has been terminated for any reason and the obligation to redeem any such units following the death of the holder. In such event, the Operating Partnership will redeem the units for, at its option, either common Operating Partnership units or shares of the Company's common stock based on the then-effective conversion ratio.

Through December 31, 2003, the Company has granted 42,586 stock units under the Company's Phantom Stock Unit Agreement to two of the Company's executives. The units vest in installments in accordance with the vesting schedule set forth in the Phantom Stock Unit Agreement such that the units will be fully vested five years from the date of issuance. At that time, the Company expects to issue to the executives the number of shares of

common stock equal to the number of units vested, or at the Company's option, an equivalent amount in cash. The Company has historically chosen the cash payment option at the end of each year since inception of the agreement. Dividends are paid by the Company on the vested and unvested portion of shares and are recorded as a component of general and administrative expense.

(13) Shareholder Rights Plan

On November 12, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan. A dividend of one right (a Right) per share of common stock was distributed to stockholders of record on November 21, 1998. Each Right, expiring November 11, 2008, represents a right to buy from the Company 1/100th of a share of Series A junior participating preferred stock at a price of $99.13 per Right.

Generally the Rights will not be exercisable unless a person or group acquires 15% or more, or announces an offer that could result in acquiring 15% or more, of the Company's common stock unless such person is or becomes the beneficial owner of 15% or more of the Company's outstanding common stock and had a contractual right or the approval of the Company's Board of Directors, provided that such percentage shall not be greater than 19.9%. Following an acquisition of 15% or more of the Company's common stock, each Right holder, except the 15% or more shareholder, has the right to receive, upon exercise, shares of common stock valued at twice the then applicable exercise price of the Right, unless the 15% or more shareholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent directors of the Company have determined to be fair and in the best interest of the Company and its shareholders.

Similarly, unless certain conditions are met, if the Company engages in a merger or other business combination following a stock acquisition where it does not survive or survives with a change or exchange of its common stock or if 50% or more of its assets, earning power or cash flow is sold or transferred, the Rights will become exercisable for shares of the acquiror's stock having a value of twice the exercise price.

Generally, Rights may be redeemed for $0.01 each (in cash, common stock or other consideration the Company deems appropriate) until the tenth day following a public announcement that a 15% or greater position has been acquired of the Company's stock.

(14) Segment Information

In accordance with FASB No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company defines its reportable operating segments as the three geographical regions in which its multifamily residential properties are located: Northern California, Southern California, and the Pacific Northwest.

Nonsegment revenues and net operating income included in the following schedule consist of revenue generated from the commercial properties, recreational vehicle parks, and manufactured housing communities. Also excluded from segment revenues are interest and other corporate income. Other nonsegment assets include investments, real estate under development, cash, notes receivables, other assets and deferred charges.

The accounting policies of the segments are the same as those described in note 2. The Company evaluates performance based upon net operating income from the combined properties in each segment.

The revenues, net operating income, and assets for each of the reportable operating segments are summarized as follows for the years ended and as of December 31, 2003, 2002, and 2001:

	Years Ended December 31,		
	2003	2002	2001
Revenues:			
Southern California	$ 108,384	$ 74,537	$ 69,996
Northern California	61,486	59,750	65,812
Pacific Northwest	41,720	41,989	45,109
Other areas	11,278	989	470
Total segment revenues	222,868	177,265	181,387
Interest and other income	11,582	22,857	22,152
Total revenues	$ 234,450	$ 200,122	$ 203,539
Net operating income:			
Southern California	$ 74,808	$ 52,427	$ 47,979
Northern California	41,872	43,840	50,178
Pacific Northwest	27,154	28,235	30,884
Other areas	4,997	309	69
Total segment net operating income	148,831	124,811	129,110
Interest and other income	11,582	22,857	22,152
Depreciation and amortization:			
Southern California	(22,158)	(14,464)	(13,658)
Northern California	(13,013)	(11,081)	(10,813)
Pacific Northwest	(10,835)	(11,169)	(11,168)
Other areas	(3,403)	(328)	(276)
	(49,409)	(37,042)	(35,915)
Interest:			
Southern California	(14,002)	(7,659)	(7,959)
Northern California	(10,864)	(11,317)	(10,126)
Pacific Northwest	(4,429)	(6,068)	(6,456)
Nonsegment	(13,456)	(9,968)	(14,205)
	(42,751)	(35,012)	(38,746)
Amortization of deferred financing costs	(1,008)	(605)	(657)
General and administrative	(7,106)	(6,291)	(7,498)
Income from continuing operations before gain on the sales of real estate, minority interests, and discontinued operations	$ 60,139	$ 68,718	$ 68,446
Assets:			
Southern California	$ 713,891	$ 700,877	$ 452,160
Northern California	417,120	293,541	297,512
Pacific Northwest	285,658	251,252	259,884
Other areas	75,016	78,465	9,375
Net real estate assets	1,491,685	1,324,135	1,018,931
Nonsegment assets	236,879	295,599	310,527
Total assets	$ 1,728,564	$ 1,619,734	$ 1,329,458

(15) 401(k) Plan

The Company has a 401(k) benefit plan (the Plan) for all full-time employees who have completed six months of service. Employees may contribute up to 23% of their compensation, limited by the maximum allowed under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions for nonhighly compensated personnel, up to 50% of their contribution to a maximum of $.5 (per individual) per year. Company contributions to the Plan were approximately $93, $107, and $116 for the years ended December 31, 2003, 2002, and 2001.

(16) Fair Value of Financial Instruments

Management believes that the carrying amounts of its variable rate mortgage notes payable, lines of credit, notes receivable from investees and other related parties and notes and other receivables approximate fair value as of December 31, 2003 and 2002, because interest rates, yields and other terms for these instruments are consistent with yields and other terms currently available to the Company for similar instruments. Management has estimated that the fair value of the Company's $663,833 of fixed rate mortgage notes payable at December 31, 2003 is approximately $632,111 based on the terms of existing mortgage notes payable compared to those available in the marketplace. At December 31, 2002, the Company's fixed rate mortgage notes payable of $618,143 had an approximate market value of $576,894. Management believes that the carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, other liabilities and dividends payable approximate fair value as of December 31, 2003 and 2002 due to the short-term maturity of these instruments.

(17) Commitments and Contingencies

The Company had no outstanding material letters of credit relating to financing and development transactions as of December 31, 2003.

The Company was in compliance with its line of credit covenant as of December 31, 2003.

The Company is involved in various lawsuits arising out of the ordinary course of business and certain other legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Except with respect to three Properties, the Company has no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

The Company may enter into transactions that could require us to pay the tax liabilities of the partners in the Down REIT entities, which are within our control. Although the Company plans to hold the contributed assets to defer recognition of gain on their sale pursuant to like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

(18) Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for 2003 and 2002:

	Quarter ended December 31	Quarter ended September 30	Quarter ended June 30	Quarter ended March 31
2003:				
Total revenues before gain on the sales of real estate..............	$ 58,771	$ 58,237	$ 58,447	$ 58,995
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations..........................	$ 12,751	$ 14,864	$ 16,396	$ 16,128
Net income.........................	$ 7,806	$ 9,260	$ 10,650	$ 10,231
Net income available to common stockholders.....................................	$ 6,650	$ 9,260	$ 10,650	$ 10,231
Per share data:				
Net income				
Basic..	$ 0.29	$ 0.44	$ 0.51	$ 0.49
Diluted..	$ 0.29	$ 0.43	$ 0.50	$ 0.48
Market price:				
High..	$ 66.60	$ 64.98	$ 59.40	$ 54.91
Low..	$ 59.88	$ 56.67	$ 52.20	$ 49.00
Close..	$ 64.22	$ 62.71	$ 57.25	$ 52.25
Dividends declared.................................	$ 0.78	$ 0.78	$ 0.78	$ 0.78
2002:				
Total revenues before gain on the sales of real estate..............................	$ 50,934	$ 48,795	$ 50,983	$ 49,410
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations..........................	$ 15,422	$ 16,578	$ 19,510	$ 17,208
Gain on the sales of real estate...................	$ --	$ --	$ 8,061	$ --
Net income...	$ 9,606	$ 10,614	$ 21,358	$ 11,296
Net income available to common stockholders.....................................	$ 9,606	$ 10,614	$ 21,358	$ 11,296
Per share data:				
Net income:				
Basic..	$ 0.51	$ 0.58	$ 1.15	$ 0.61
Diluted..	$ 0.51	$ 0.57	$ 1.14	$ 0.61
Market price:				
High..	$ 52.15	$ 54.75	$ 56.08	$ 53.97
Low..	$ 44.72	$ 43.65	$ 49.76	$ 46.00
Close..	$ 50.85	$ 49.44	$ 54.70	$ 52.18
Dividends declared.................................	$ 0.77	$ 0.77	$ 0.77	$ 0.77

(19) Subsequent Events – Acquisitions

On January 21, 2004, the Company acquired the improvements of Marina City Club, located in Marina del Rey, California, which include a 101-unit promenade apartment community, an adjacent marina with approximately 340 boat slips and assorted retail space. The total contract price was approximately $27,700. The improvements are subject to a non-cancellable long-term ground lease with the County of Los Angeles that expires in 2067. This newly acquired asset was not encumbered by any mortgage.

On January 28, 2004, the Company acquired Mountain View Apartments, a 106-unit multifamily community located in Camarillo, California, for a contract price of approximately $14,300. This newly acquired asset was not encumbered by any mortgage.

On February 27, 2004, the Company acquired Fountain Park Apartments, a 705-unit multifamily community located in Playa Vista, California, for a contract price of approximately $124,500. In connection with the transaction the Company assumed tax-exempt variable rate bond obligations totaling $83,200 that mature in 2033. Financing and other agreements require 53% of the apartment homes in Fountain Park to be subject to various rent restrictions based on resident income criteria.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2003
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs Land	Initial costs Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period — Land and improvements	Buildings and improvements	Total(1)	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Encumbered multifamily properties													
Summerhill Park	100	Sunnyvale, CA	$	$ 2,654	$ 4,918	$ 782	$ 2,656	$ 5,698	$ 8,354	$ 2,891	1988	09/88	3-30
Oak Pointe	390	Sunnyvale, CA		4,842	19,776	6,953	4,847	26,724	31,571	15,616	1973	12/88	3-30
Summerhill Commons	184	Newark, CA		1,608	7,582	1,451	1,525	9,116	10,641	4,670	1987	07/87	3-30
Pathways	296	Long Beach, CA		4,083	16,757	8,818	6,238	23,420	29,658	9,273	1975	02/91	3-30
Stevenson Place (The Apple)	200	Fremont, CA		996	5,582	6,467	1,001	12,044	13,045	6,069	1971	04/82	3-30
Foothill Commons	360	Bellevue, WA		2,435	9,821	3,566	2,440	13,382	15,822	8,044	1978	03/90	3-30
Woodland Commons	236	Bellevue, WA		2,040	8,727	2,077	2,044	10,800	12,844	6,285	1978	03/90	3-30
Palisades	192	Bellevue, WA		1,560	6,242	2,254	1,565	8,491	10,056	5,246	1969/1977 (2)	05/90	3-30
			97,018	20,218	79,405	32,368	22,316	109,675	131,991	58,094			
Brighton Ridge	264	Renton, WA		2,623	10,800	1,536	2,656	12,303	14,959	3,134	1986	12/96	3-30
Landmark	285	Hillsboro, OR		3,655	14,200	1,422	3,700	15,577	19,277	4,241	1990	08/96	3-30
Eastridge	188	San Ramon, CA	26,015	6,068	13,628	724	6,092	14,328	20,420	3,624	1988	08/96	3-30
			26,015	12,346	38,628	3,682	12,448	42,208	54,656	10,999			
Fountain Court	320	Bellevue, WA		6,702	27,306	512	6,985	27,535	34,520	3,521	2000	03/00	3-30
Hillcrest Park (Mirabella)	608	Newbury Park, CA		15,318	40,601	8,869	15,755	49,033	64,788	9,152	1973	03/98	3-30
Hillsborough Park	235	La Habra, CA		6,291	15,455	283	6,272	15,757	22,029	2,975	1999	09/99	3-30
			80,000	28,311	83,362	9,664	29,012	92,325	121,337	15,648			
The Shores	462	San Ramon, CA		12,105	18,252	15,738	12,682	33,413	46,095	6,147	1988	01/97	3-30
Waterford	238	San Jose, CA		11,808	24,500	9,771	15,086	30,993	46,079	2,838	2000	06/00	3-30
			60,000	23,913	42,752	25,509	27,768	64,406	92,174	8,985			
Alpine Village	306	Alpine, CA	18,076	4,967	19,868	110	4,977	19,968	24,945	791	1971	12/02	3-30
Bridle Trails	92	Kirkland, WA	3,989	1,500	5,930	353	1,531	6,252	7,783	1,457	1986	10/97	3-30
Bunker Hill Towers	456	Los Angeles, CA	17,211	11,498	27,871	1,404	11,639	29,134	40,773	5,991	1968	03/98	3-30
Camarillo Oaks	564	Camarillo, CA	54,993	10,953	25,254	4,509	11,071	29,645	40,716	7,465	1985	07/96	3-30
Coral Gardens	200	El Cajon, CA	11,625	3,638	14,552	124	3,646	14,668	18,314	570	1976	12/02	3-30
Devonshire	276	Hemet, CA	11,769	3,470	13,882	351	3,478	14,225	17,703	560	1988	12/02	3-30
Emerald Ridge	180	Bellevue, WA	11,300	3,449	7,801	1,200	3,449	9,001	12,450	3,753	1987	11/94	3-30
Evergreen Heights	200	Kirkland, WA	11,885	3,566	13,395	1,000	3,649	14,312	17,961	3,472	1990	06/97	3-30
Hampton Park (Columbus)	83	Glendale, CA	4,345	2,407	5,672	1,394	2,426	7,047	9,473	1,086	1974	06/99	3-30
Hampton Place (Lorraine)	132	Glendale, CA	8,085	4,288	11,081	1,403	4,307	12,465	16,772	1,936	1970	06/99	3-30

(continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2003
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs — Land	Initial costs — Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period — Land and improvements	Gross amount carried at close of period — Buildings and improvements	Gross amount carried at close of period — Total(1)	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Encumbered multifamily properties (continued)													
Huntington Breakers	342	Huntington Beach, CA	22,371	9,306	22,720	2,291	9,315	25,002	34,317	5,484	1984	10/97	3-30
Inglenook Court	224	Bothell, WA	8,300	3,467	7,881	1,935	3,474	9,809	13,283	4,832	1985	10/94	3-30
Jackson School Village	200	Hillsboro, OR	8,773	2,588	10,452	729	2,698	11,071	13,769	1,223	1996	09/00	3-30
Kings Road	196	Los Angeles, CA	15,494	4,023	9,527	835	4,031	10,354	14,385	2,580	1979	06/97	3-30
Le Pac Luxury Apartments (Plumtree)	140	Santa Clara, CA	14,535	3,090	7,421	4,283	3,092	11,702	14,794	3,424	1975	02/94	3-30
Maple Leaf	48	Seattle, WA	1,949	805	3,283	147	828	3,407	4,235	757	1986	10/97	3-30
Mariners Place	105	Oxnard, CA	4,135	1,555	6,103	520	1,561	6,617	8,178	711	1987	05/00	3-30
Meadowood	320	Simi Valley, CA	15,883	7,852	18,592	1,801	7,898	20,347	28,245	5,509	1986	11/96	3-30
Monterey Villas (The Village)	122	Oxnard, CA	12,656	2,349	5,579	3,896	2,424	9,400	11,824	1,657	1974	07/97	3-30
Monterra del Rey (Glenbrook)	84	Pasadena, CA	4,261	2,312	4,923	2,153	2,435	6,953	9,388	1,072	1972	04/99	3-30
Monterra del Sol (Euclid)	85	Pasadena, CA	2,740	2,202	4,794	1,962	2,386	6,572	8,958	1,083	1972	04/99	3-30
Mt. Sutro	99	San Francisco, CA	6,008	2,334	8,507	502	2,725	8,618	11,343	1,286	1973	06/01	3-30
Park Place/Windsor Court/Cochran	176	Los Angeles, CA	18,649	4,965	11,806	1,042	5,015	12,798	17,813	2,460	1988	08/97	3-30
Sammamish View	153	Bellevue, WA	10,700	3,324	7,501	1,042	3,331	8,536	11,867	3,222	1986	11/94	3-30
Spring Lake	69	Seattle, WA	2,135	838	3,399	175	859	3,553	4,412	785	1986	10/97	3-30
Stonehedge Village	196	Bothell, WA	8,618	3,167	12,603	1,082	3,201	13,651	16,852	2,308	1986	10/97	3-30
Summit Park	300	San Diego, CA	22,415	5,959	23,836	666	5,971	24,490	30,461	972	1972	12/02	3-30
The Bluffs	224	San Diego, CA	12,942	3,405	7,743	614	3,440	8,322	11,762	1,925	1974	06/97	3-30
The Carlyle	132	San Jose, CA	16,219	3,954	15,277	8,693	5,791	22,133	27,924	1,896	2000	04/00	3-30
Treetops	172	Fremont, CA	9,800	3,520	8,182	1,400	3,580	9,522	13,102	2,991	1978	01/96	3-30
Wandering Creek	156	Kent, WA	5,300	1,285	4,980	1,332	1,296	6,301	7,597	2,326	1986	11/95	3-30
Wharfside Pointe	142	Seattle, WA	8,525	2,245	7,020	1,268	2,256	8,277	10,533	3,336	1990	06/94	3-30
Wilshire Promenade	149	Fullerton, CA	7,057	3,118	7,385	4,478	3,797	11,184	14,981	2,485	1992	01/97	3-30
Wimbledon Woods	560	Hayward, CA	54,477	9,883	37,670	3,225	10,350	40,428	50,778	8,159	1975	03/98	3-30
Windsor Ridge	216	Sunnyvale, CA	12,400	4,017	10,315	1,576	4,021	11,887	15,908	5,265	1989	03/89	3-30
			722,653	226,087	656,952	130,718	237,492	776,265	1,013,757	188,555			

(continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2003
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs Land	Initial costs Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period Land and improvements	Gross amount carried at close of period Buildings and improvements	Total(1)	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Unencumbered multifamily properties													
Alpine Country	108	Alpine, CA		1,741	6,964	75	1,745	7,035	8,780	279	1986	12/02	3-30
Avondale at Warner Center	446	Woodland Hills, CA		10,536	24,522	3,329	10,601	27,786	38,387	4,473	1989	01/97	3-30
Bonita Cedars	120	Bonita, CA		2,496	9,983	330	2,501	10,308	12,809	399	1983	12/02	3-30
Bristol Commons	188	Sunnyvale, CA		5,278	11,853	1,367	5,293	13,205	18,498	3,263	1989	01/97	3-30
Cambridge	40	Chula Vista, CA		497	1,986	13	498	1,998	2,496	79	1965	12/02	3-30
Canyon Ponte	250	Bothell, WA		4,692	18,600	(294)	4,692	18,306	22,998	134	1990	10/03	3-30
Carlton Heights	70	Santee, CA		1,099	4,397	27	1,102	4,421	5,523	176	1979	12/02	3-30
Casa Tierra	40	El Cajon, CA		522	2,088	29	523	2,116	2,639	83	1972	12/02	3-30
Castle Creek	216	Newcastle, WA		4,149	16,028	1,031	4,834	16,374	21,208	3,122	1997	12/97	3-30
City Heights (3)	0	Los Angeles, CA		9,655	0	190	9,845	0	9,845	0	1968	12/00	--
Country Villas	180	Oceanside, CA		4,174	16,698	449	4,183	17,138	21,321	664	1976	12/02	3-30
Emerald Palms	152	San Diego, CA		2,909	11,637	124	2,915	11,755	14,670	463	1986	12/02	3-30
Fairway (4)	74	Newport Beach, CA		0	7,850	1,430	9	9,271	9,280	1,451	1972	06/99	3-30
Foothill/Twincreeks	176	San Ramon, CA		5,875	13,992	1,380	5,964	15,283	21,247	3,812	1985	02/97	3-30
Forest View	192	Renton, WA		3,731	14,760	(226)	3,731	14,534	18,265	146	1998	10/03	3-30
Grand Regency	60	Escondido, CA		881	3,522	33	882	3,554	4,436	142	1967	12/02	3-30
Linden Square	183	Seattle, WA		4,374	11,588	390	4,202	12,150	16,352	1,375	1994	06/00	3-30
Lofts at Pinehurst (Villa Scandia)	118	Ventura, CA		1,570	3,912	3,684	1,618	7,548	9,166	1,590	1971	06/97	3-30
Marbrisa	202	Long Beach, CA		4,700	18,800	328	4,753	19,075	23,828	931	1987	09/02	3-30
Marina Cove (5)	292	Santa Clara, CA		5,320	16,431	2,573	5,324	19,000	24,324	7,684	1974	06/94	3-30
Meadows @ Cascade	198	Vancouver, WA		2,261	9,070	1,469	2,337	10,463	12,800	2,427	1988	11/97	3-30
Mesa Village	133	Clairemont, CA		1,888	7,552	24	1,892	7,572	9,464	297	1963	12/02	3-30
Mira Woods	355	Mira Mesa, CA		7,165	28,660	141	7,180	28,786	35,966	1,140	1982	12/02	3-30
Mirabella	188	Marina Del Rey, CA		6,180	26,673	342	6,190	27,005	33,195	3,341	2000	05/00	3-30
Monterra del Mar (Windsor Terrace)	123	Pasadena, CA		2,188	5,263	3,650	2,736	8,365	11,101	1,512	1972	09/97	3-30
Salmon Run	132	Bothell, WA		3,717	11,483	249	3,801	11,648	15,449	1,245	2000	10/00	3-30
Shadow Point	172	Spring Valley, CA		2,812	11,248	340	2,818	11,582	14,400	451	1983	12/02	3-30
St. Cloud	302	Houston, TX		2,140	8,560	614	2,144	9,170	11,314	360	1968	12/02	3-30
Tierra del Sol/Norte	156	El Cajon, CA		2,455	9,822	92	2,461	9,908	12,369	390	1969	12/02	3-30
The Essex at Lake Merritt	270	Oakland, CA		21,814	50,897	480	21,916	51,275	73,191	1,707	2003	01/03	3-30
The Laurels	164	Mill Creek, WA		1,559	6,430	647	1,595	7,041	8,636	1,814	1981	12/96	3-30

(continued)

F-33

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2003
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs Land	Initial costs Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period Land and improvements	Gross amount carried at close of period Buildings and improvements	Gross amount carried at close of period Total(1)	Accumulated depreciation	Date of construction	Date acquired	Deprecia lives (years)
Unencumbered multifamily properties (continued)													
The San Marcos (Vista del Mar)	312	Richmond, CA		15,639	36,204	(58)	15,563	36,222	51,785	637	2003	10/03	3-30
Trabucco Villas	132	Lake Forest, CA		3,638	8,640	1,007	3,843	9,442	13,285	1,980	1985	10/97	3-30
Village @ Cascade	192	Vancouver, WA		2,103	8,753	482	2,154	9,184	11,338	1,997	1995	12/97	3-30
Vista Capri - East	26	San Diego, CA		262	1,047	0	262	1,047	1,309	41	1967	12/02	3-30
Vista Capri - North	106	San Diego, CA		1,663	6,653	10	1,667	6,659	8,326	263	1975	12/02	3-30
Vista Point (3)(6)	0	Anaheim, CA		0	0	73	73	0	73	0	1968	07/85	-
Walnut Heights	163	Walnut, CA		4,858	19,400	(193)	4,887	19,178	24,065	131	1964	10/03	3-30
Woodlawn Colonial	159	Chula Vista, CA		2,344	9,374	163	2,348	9,533	11,881	372	1974	12/02	3-30
	18,047		722,653	384,972	1,138,292	156,512	398,574	1,281,202	1,679,776	238,926			
Other real estate assets													
Office Buildings													
925 East Meadow (7)		Palo Alto, CA	0	1,401	3,172	980	1,765	3,788	5,553	1024	1984	11/97	3-30
22120 Clarendon (8)		Woodland Hills, CA	0	903	3,600	920	1,005	4,418	5,423	409	1982	03/01	3-30
2399 Camino Del Rio South		San Diego, CA	0	200	800	(3)	200	797	997	31	1978	12/02	3-30
3205 Moore Street		San Diego, CA	0	60	240	(2)	60	238	298	9	1957	12/02	3-30
Recreational vehicle parks													
Circle RV		El Cajon, CA	0	2,375	2,375	113	2,503	2,360	4,863	98	1977	12/02	3-30
Diamond Valley		Hemet, CA	0	650	650	34	686	648	1,334	28	1974	12/02	3-30
Golden Village		Hemet, CA	0	4,000	4,000	80	4,090	3,990	8,080	166	1972	12/02	3-30
Riviera RV		Las Vegas, NV	0	750	750	34	787	747	1,534	31	1969	12/02	3-30
Vacationer		El Cajon, CA	0	1,975	1,975	115	2,098	1,967	4,065	83	1973	12/02	3-30
Manufactured housing communities													
Green Valley		Vista, CA	0	3,750	3,750	187	3,953	3,734	7,687	157	1973	12/02	3-30
Riviera		Las Vegas, NV	0	6,500	6,500	310	6,828	6,482	13,310	273	1969	12/02	3-30
Total multifamily and other real estate assets			$ 722,653	$ 407,536	$ 1,166,104	$ 159,280	$ 422,549	$ 1,310,371	$ 1,732,920	$ 241,235			

(continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2003
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs — Land	Initial costs — Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period — Land and improvements	Gross amount carried at close of period — Buildings and improvements	Gross amount carried at close of period — Total	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Development communities (9)													
The San Marcos (phase II)	120	Richmond, CA	$ 0	3,991	0	11,243	11,243	0	11,243	0	--	09/00	
Hidden Valley - Parker Ranch	324	Simi Valley, CA	16,476	6,000	0	41,196	41,196	0	41,196	0	--	08/00	
Total development communities			$ 16,476	$ 9,991	0	$ 52,439	52,439	0	$ 52,439	$ 0			

(1) The aggregate cost for federal income tax purposes is $1,125,358.

(2) Phase I was built in 1969 and Phase II was built in 1977.

(3) The Company has a leasehold interest in this land and receives a land lease payment over a 34-year-term

(4) The land is leased pursuant to a ground lease expiring 2027.

(5) A portion of land is leased pursuant to a ground lease expiring in 2028.

(6) The Company's interest in the land is subordinate to a loan issued to the purchaser of the buildings and improvements, and therefore the carrying amount was written off in connection with the sale.

(7) Total rentable square footage of 17,404.

(8) Total rentable square footage of 38,940.

A summary of activity for real estate and accumulated depreciation is as follows:

	2003	2002	2001
Real estate:			
Balance at beginning of year	$ 1,515,956	$ 1,175,200	$ 1,156,408
Improvements	36,039	16,346	25,839
Acquisition of real estate	55,950	335,508	15,904
Development of real estate	124,975	--	--
Disposition of real estate	--	(11,098)	(22,951)
Balance at end of year	$ 1,732,920	$ 1,515,956	$ 1,175,200

	2003	2002	2001
Accumulated depreciation:			
Balance at beginning of year	$ 191,821	$ 156,269	$ 119,499
Dispositions	--	(1,684)	--
Depreciation expense–Acquisitions	334	157	758
Depreciation expense–Development	2,344	--	--
Depreciation expense	46,736	37,079	36,012
Balance at end of year	$ 241,235	$ 191,821	$ 156,269

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Essex Property Trust, Inc.

By: /s/ MICHAEL J. SCHALL

Michael J. Schall

Date: March 12, 2004

*Senior Executive Vice
President and Chief Financial
Officer and Director*

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith R. Guericke and Michael J. Schall, and each of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.

Signature	Title	Date
/s/ GEORGE M. MARCUS George M. Marcus	Chairman of the Board	March 12, 2004
/s/ KEITH R. GUERICKE Keith R. Guericke	President and Chief Executive Officer and Vice Chairman (Principal Executive Officer)	March 12, 2004
/s/ MICHAEL J. SCHALL Michael J. Schall	Senior Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	March 12, 2004
/s/ MARK J. MIKL Mark J. Mikl	First Vice President, Treasurer and Controller (Principal Accounting Officer)	March 12, 2004
/s/ WILLIAM A. MILLICHAP William A. Millichap	Director	March 12, 2004
/s/ GARY P. MARTIN Gary P. Martin	Director	March 12, 2004
/s/ ROBERT E. LARSON Robert E. Larson	Director	March 12, 2004
/s/ THOMAS E. RANDLETT Thomas E. Randlett	Director	March 12, 2004
/s/ DAVID W. BRADY David W. Brady	Director	March 12, 2004

/s/ ISSIE N. RABINOVITCH	Director	March 12, 2004
Issie N. Rabinovitch		
/s/ WILLARD H. SMITH, JR.	Director	March 12, 2004
Willard H. Smith, Jr.		

S-2

EXHIBIT INDEX

Exhibit No.	Document	Note
2.1	Agreement and Plan of Reorganization by and among Essex, Merger Sub, Sachs, the Sachs Shareholders and John M. Sachs, dated December 17, 2002. Certain exhibits and schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the Securities and Exchange Commission upon request. Attached as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed December 23, 2002, and incorporated herein by reference.	--
3.1	Articles of Amendment and Restatement of Essex dated June 22, 1995, attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.	--
3.2	Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible Preferred Stock, Series 1996A, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.3	First Amendment to Articles of Amendment and Restatement of Essex Property Trust, Inc., attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.	--
3.4	Certificate of Correction to Exhibit 3.2 dated December 20, 1996	(1)
3.5	Amended and Restated Bylaws of Essex Property Trust, Inc., attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.6	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc., dated December 17, 1996.	(1)
3.7	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on February 10, 1998, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
3.8	Articles Supplementary reclassifying 500,000 shares of Common Stock as 500,000 shares of 9 1/8% Series C Cumulative Redeemable Preferred Stock, filed with the State of Maryland on November 25, 1998.	(2)
3.9	Certificate of Correction to Exhibit 3.2 dated February 12, 1999.	(2)
3.10	Articles Supplementary reclassifying 6,617,822 shares of Common Stock as 6,617,822 shares of Series A Junior Participating Preferred Stock, filed with the State of Maryland on November 13, 1998, attached as Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.11	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on July 30, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--
3.12	Articles Supplementary reclassifying 2,200,000 shares of Common Stock as 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, filed with the State of Maryland on September 9, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
3.13	Certificate of Correction to Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--

3.14	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc. dated February 14, 2000, attached as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
3.15	Articles Supplementary relating to the 7.8125% Series F Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 8-K, dated September 19, 2003, and incorporated herein by reference.	--
3.16	Articles Supplementary reclassifying 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock as 2,000,000 shares of Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on January 14, 2004	--
3.17	Articles Supplementary reclassifying 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock as 2,000,000 shares of Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on January 14, 2004	--
4.1	Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc., and BankBoston, N.A., as Rights Agent, including all exhibits thereto, attached as Exhibit 1 to the Company's Registration Statement filed on Form 8-A dated November 12, 1998, and incorporated herein by reference.	--
4.2	Amendment to Rights Agreement, dated as of December 13, 2000, attached as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.	--
4.3	Amendment to Rights Agreement, dated as of February 28, 2002 attached as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	--
10.1	Essex Property Trust, Inc. 1994 Stock Incentive Plan, (amended and restated), attached as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.*	--
10.2	First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.	--
10.3	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated February 6, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
10.4	Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated April 20, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed April 23, 1998, and incorporated herein by reference.	--
10.5	Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated November 24, 1998.	(2)
10.6	Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated July 28, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--
10.7	Fifth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated September 3, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
10.8	Form of Essex Property Trust, Inc. 1994 Non-Employee and Director Stock Incentive Plan, attached as Exhibit 10.3 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.*	--
10.9	Form of Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan, attached as Exhibit 10.4 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.*	--

10.10	Form of Non-Competition Agreement between Essex and each of Keith R. Guericke and George M. Marcus, attached as Exhibit 10.5 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
10.11	Termination of Non-Compete Agreement between Essex Property Trust, Inc. and George M. Marcus attached as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
0.12	Form of Indemnification Agreement between Essex and its directors and officers, attached as Exhibit 10.7 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
0.13	First Amendment to Investor Rights Agreement dated July 1, 1996 by and between George M. Marcus and The Marcus & Millichap Company, attached as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
0.14	Co-Brokerage Agreement by and among Essex, the Operating Partnership, MM REIBC and Essex Management Corporation attached as Exhibit 10.15 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
0.15	General Partnership Agreement of Essex Washington Interest Partners attached as Exhibit 10.16 to the Company's Registration Statement on Form S-11 (Registration No.33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
0.16	Form of Investor Rights Agreement between Essex and the Limited Partner of the Operating Partnership attached as Exhibit 10.26 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
0.17	Phantom Stock Unit Agreement for Mr. Guericke, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	--
0.18	Phantom Stock Unit Agreement for Mr. Schall, attached as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	--
0.19	Replacement Promissory Note (April 15, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	--
0.20	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	--
0.21	Replacement Promissory Note (April 30, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	--
0.22	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	--
0.23	First Amended and Restated Agreement of Limited Partnership of Western Highridge I Investors, effective as of May 13, 1997, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	--
0.24	Registration Rights Agreement, effective as of May 13, 1997, by and between the Company and the limited partners of Western-Highridge I Investors, Irvington Square Associates, Western-Palo Alto II Investors, Western Riviera Investors, and Western-San Jose III Investors, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	--

2.1   Certification of Keith R. Guericke, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2.2   Certification of Michael J. Schall, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

FORWARD LOOKING STATEMENT

Certain statements in this Annual Report to Stockholders, which are not historical facts, may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements regarding trends in the Company's geographic markets, trends in the San Diego market, growth in FFO per share, the Company's second institutional co-investment program, as well as the Company's expectations relating to economic conditions in the markets in which the Company does business. Such forward-looking statements involve the risk that actual results could be materially different from those described in such forward-looking statements. Factors that could cause actual results to be materially different include the risk that there may be an unexpected downturn in the markets in which the Company's properties are located, that acquired properties will fail to perform as anticipated, that the closing of the Company's second institutional co-investment program will be delayed as well as those other factors discussed under the caption "Risk Factors" in Item 1 of the Company's Report on Form 10-K for the year ended December 31, 2003. All forward-looking statements and reasons why results may differ included in this Annual Report are made of the date hereof, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ.